9/18


03022952

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Central Termica Guemes

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUN 30 2003 THOMSON FINANCIAL

FILE NO. 82- 5745 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/23/03

Exemption Number 82-5145

ARLS
12-31-02

CENTRAL TÉRMICA GÜEMES S.A.

Summary Translation

MINUTES OF MEETING HELD ON APRIL 30, 2003 (THE "MEETING") OF HOLDERS OF US$22,331,400 VARIABLE RATE NOTES DUE 2010 (THE "EXISTING NOTES") OF CENTRAL TERMICA GUEMES S.A. (THE "COMPANY")

The Meeting was held at 11:00 am in the City of Buenos Aires, Argentina, in connection with the court proceeding captioned: "CENTRAL TERMICA GÜEMES S.A. on/ COURT SUPERVISED REORGANIZATION" (CONCURSO PREVENTIVO) File No. 2C-45, 698/99," before Víctor Daniel Ibáñez, Judge of the Insolvency and Commercial Court of First Instance, First Nomination of the Central Judicial District, province of Salta, Republic of Argentina.

The Existing Notes were issued under the Indenture dated as of September 26, 2000 (the "Indenture") between The Bank of New York (the "Trustee").

Order of Business:

Notify holders of Existing Notes of the Company's Request for Judicial Revision of the Creditors' Agreement entered into on September 12, 2000 between the Company and its creditors, under which the Existing Notes were issued.

At the Meeting, copies of the Request for Judicial Revision and related court documentation were delivered to Banco Rio de la Plata S.A., the Trustee's representative in Argentina under the Indenture.

The minutes of the Meeting were duly filed at the local Public Registry of Deeds and Documents.

CUSIP No.	ISIN No.	Common Code
15548PAD3	US15548PAD33	11844014


CENTRAL TERMICA
GÜEMES S.A.

SUPPLEMENT TO EXCHANGE OFFER AND INFORMATION MEMORANDUM DATED DECEMBER 20, 2002

Central Térmica Güemes S.A.

(incorporated in the Republic of Argentina)

Request for Judicial Revision of Terms of All Outstanding Variable Rate Notes due 2010 in an Aggregate Principal Amount of US$22,331,400 (the "Existing Notes")

Record Date: April 30, 2003
Deadline: May 29, 2003, 5:00 p.m., New York City time (the "Deadline")

Request for Judicial Revision

On March 14, 2003, Central Términa Güemes S.A. (the "Company") petitioned the Insolvency and Commercial Court of First Instance, in the city and province of Salta, Argentina (the "Argentine Court") to revise the terms of the agreement entered into on September 12, 2000 (the "Creditors' Agreement") between the Company and its creditors under which the Existing Notes were issued (the "Request for Judicial Revision"). The Request for Judicial Revision consists of the following:

- The Company proposes to exchange the Existing Notes for either, or a combination in any proportion, of the following newly-issued securities:

  Proposal 1: Up to an aggregate principal amount of US$13,398,840 of its 3% Notes due 2013 (the "Proposal 1 New Notes") and up to 10,272,444 Class D ordinary shares of its common stock, nominal value Ps1 per share (the "Shares"), representing approximately a 14.04% economic interest and a 3.16% voting interest in the Company; and/or

  Proposal 2: Up to an aggregate principal amount of US$22,331,400 of its 2% Notes, Series B, due 2013 (the "Series B Proposal 2 New Notes," and together with the Proposal 1 New Notes, the "New Notes").

- For those holders that reject or do not respond to the Request for Judicial Revision, the Company has requested that a mandatory exchange of their Existing Notes for Series B Proposal 2 New Notes be ordered by the Argentine Court.

- In the event that the Argentine Court refuses to order the mandatory exchange described above, the Company has requested that the Argentine Court order instead the "pesification" of all amounts due under the Existing Notes (including principal and interest) held by holders of Existing Notes that reject or do not respond to the Request for Judicial Revision.

(Continued on next page)

See "Risk Factors" beginning on page 9 of the Exchange Offer and Information Memorandum dated December 20, 2002 (the "Information Memorandum") for a discussion of certain factors that you should consider prior to responding to the Request for Judicial Revision.

The New Notes and the Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state of the United States, and will be issued only to (1) qualified institutional buyers, as that term is defined in Rule 144A under the Securities Act, (2) persons other than a U.S. person., as that term is defined in Regulation S under the Securities Act, located outside the United States, and (3) "accredited investors," as defined in Rule 501(a)(5) or (6) under the Securities Act.

The date of this Supplement is April 30, 2003.

Consequences of Accepting, Rejecting or Not Responding to Request for Judicial Revision

In the case of holders of Existing Notes that (1) accept to exchange their Existing Notes for New Notes, or (2) reject or do not respond to the Request for Judicial Revision, but whose Existing Notes are nevertheless ordered by the Argentine Court to be exchanged for Series B Proposal 2 New Notes as requested by the Company, the Company will set a date as promptly as practicable following the expiration of the Deadline, upon which date such Existing Notes will be cancelled, the indebtedness represented thereby will be extinguished, and New Notes and Shares, if any, will be issued by the Company pro rata to the holders of such Existing Notes.

In the case of holders of Existing Notes that reject or do not respond to the Request for Judicial Revision on or before the Deadline, the Argentine Court may, instead of requiring that their Existing Notes be exchanged for Series B Proposal 2 New Notes as requested by the Company, either:

- order the "pesification" of all amounts due under their Existing Notes (including principal and interest) as alternatively requested by the Company, or
- order the Company to continue paying the amounts due under their Existing Notes in accordance with the original terms of the Creditors' Agreement.

Pesification

The Company has requested that, in the event that the Argentine Court refuses the Company's request to order the mandatory exchange of Existing Notes held by holders that reject or do not respond to the Request for Judicial Revision for Series B Proposal 2 New Notes, the Argentine Court order instead the "pesification" of all amounts due under the Existing Notes of such holders only.

This means that all dollar amounts due under such Existing Notes, including principal and interest, would be:

- converted into pesos at a rate of US$1 = Ps1, then
- retroactively adjusted from February 4, 2002 to the date that the conversion takes place by a rate equivalent to the growth potential of the Argentine electric power industry for the same period (the "Stabilizing Index").

As of the date hereof, there have been no adjustments of "pesified" dollar-denominated obligations in Argentina based on the Stabilizing Index. Accordingly, if dollar-denominated amounts due under the Existing Notes were to be "pesified" today, such amounts would be converted into pesos at a rate of US$1 = Ps1.

Deadline

Holders of Existing Notes have until 5:00 p.m., New York City time, on May 29, 2003 to respond to the Request for Judicial Revision. Such date is required in order to comply with the extended deadline mandated by the Argentine Court to respond, in due course and form, to the Request for Judicial Revision, which is 10:00 a.m., Salta, Argentina time (9:00 a.m., New York City time), on May 30, 2003 (the "Court Deadline"). Therefore, neither the Deadline nor the Court Deadline can be extended by the Company.

Acceptances or rejections to the Request for Judicial Revision will not be valid until after duly filed by the Trustee under the Existing Notes (or its Representative in Argentina) or the holders of the Existing Notes, jointly or individually, with the Argentine Court on or before the Court Deadline.

Irrevocability

Responses given to the Request for Judicial Revision are final and may not be withdrawn, revoked or modified.

New Notes

The New Notes will be general unsecured senior obligations of the Company, maturing on March 26, 2013 (the "Maturity Date"). Interest on the outstanding principal amount of the New Notes will be payable semi-annually in

arrears in cash on March 26 and September 26 of each year, commencing September 26, 2003. Principal will be paid in its entirety on the Maturity Date. Interest on the Proposal 1 New Notes will be payable at a rate of 3% per annum. Interest on the Series B Proposal 2 New Notes will be payable at a rate of 2% per annum.

For each US$1,000 in principal amount of Existing Notes exchanged under Proposal 1, holders will receive US$600 in principal amount of the Proposal 1 New Notes and 460 Shares (rounded to the nearest whole number to issue New Notes in minimum denominations of US$1 and to avoid the issuance of fractional Shares). For each US$1,000 in principal amount of Existing Notes exchanged under Proposal 2, holders will, whether as a result of accepting, rejecting or not responding to the Request for Judicial Revision, receive US$1,000 in principal amount of Series B Proposal 2 New Notes.

Shares

Holders that exchange their Existing Notes pursuant to Proposal 1 will receive, together with Proposal 1 New Notes, up to 10,272,444 Shares in the Company. If all such Shares are issued, they will represent approximately a 14.04% economic interest in the Company and approximately 3.16% of the voting interest of the capital stock of the Company. Each Share will entitle the holder thereof to one vote on all matters submitted to the shareholders of the Company, while currently outstanding Classes A, B and C ordinary shares of the Company's common stock entitles the holder thereof to five votes per share. There are currently no other classes of shares.

No Shares were issued in connection with the Company's offer to exchange its Existing Notes previously outstanding in an aggregate principal amount of US$54,000,000, which was completed on March 11, 2003, because none of the holders thereof chose Proposal 1.

The Shares will be nominal shares registered in a share register maintained by the Company in Argentina. However, the Company may issue and deliver physical certificates for the Shares in the name of any tendering holder that accepts Proposal 1, upon the request of and as instructed by any such tendering holder. At a minimum, holders of Existing Notes that accept Proposal 1 must include the identity of the tendering beneficial owner so that the Shares are registered in the name of such beneficial owner. In addition, holders that want the Company to issue physical certificates for the Shares must also include complete delivery instructions. Share registration and/or delivery instructions must be sent separately by mail, fax or e-mail to the Company no later than the expiration of the Deadline as follows:

Central Térmica Güemes S.A.
Avenida Reyes Católicos 1330
Salta, Argentina A4408KRO
Attention: Carlos Peralta, President
Tel.: 54-387-439-2737
Fax: 54-387-439-2761
E-mail: cperalta@ctg.com.ar

New Notes and Shares Not Registered

The New Notes and the Shares have not been and will not be registered under the Securities Act or the securities laws of any state of the United States, and will be issued only to (1) qualified institutional buyers, as that term is defined in Rule 144A under the Securities Act, (2) persons other than a U.S. person., as that term is defined in Regulation S under the Securities Act, located outside the United States, and (3) "accredited investors," as defined in Rule 501(a)(5) or (6) under the Securities Act. The Existing Notes were issued in September 2000 in an offering exempt from registration under the Securities Act pursuant to Section 3(a)(9) thereof.

No Acceptance Fee

Holders of Existing Notes that receive New Notes in exchange hereby, whether as a result of accepting, rejecting or not responding to the Request for Judicial Revision, will not receive any acceptance fee.

Information Contained in Supplement

This Supplement amends and supplements, and must be read in conjunction with, the Information Memorandum. The Company accepts responsibility for the information contained in this Supplement, which information, to the best of the Company's knowledge, is accurate and does not omit anything likely to affect the import of this Supplement. The reasonableness of all accounting, economic and financial information, as well as all other information contained in this Supplement, is the exclusive responsibility of the Company's board of directors and, with regard to matters within their competency, of the statutory audit committee and the independent auditors in relation to their report on the Company's audited financial statements contained in this Supplement.

Neither the delivery of this Supplement nor the offering, exchange and delivery of any New Notes or Shares made in connection herewith shall, under any circumstances, constitute a representation or create any implication that the information contained herein is correct at any time after the date hereof or that there has been no change in the business, financial condition, results of operations or prospects of the Company since the date hereof.

Procedures for Responding to Request for Judicial Revision

The Existing Notes are issued in global form and held of record by the nominee of The Depository Trust Company ("DTC"). In turn, the Existing Notes are recorded on DTC's books in the names of DTC Participants (each a "DTC Participant") that hold the Existing Notes for beneficial owners.

Only DTC Participants that have security positions in the Existing Notes in their DTC accounts will be entitled to directly respond to the Request for Judicial Revision. If you are a beneficial owner and hold Existing Notes through your custodian you must contact such custodian if you desire to respond to the Request for Judicial Revision. If you are a beneficial owner and hold Existing Notes through the Euroclear System ("Euroclear") and/or Clearstream Banking, S.A. ("Clearstream") and wish to respond to the Request for Judicial Revision, you must send them an electronic communication in accordance with the standard tender procedures established by Euroclear or Clearstream, as the case may be.

Trustee

The Bank of New York is the Trustee under the Indenture dated as of September 26, 2000, which governs the Existing Notes (the "Existing Indenture").

Questions concerning procedures for responding to the Request for Judicial Review and requests for additional copies of this Supplement should be directed to the Trustee at the street and e-mail addresses and contact numbers set forth on the back cover page of this Supplement. Holders of the Existing Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the procedures contained in this Supplement for responding to the Request for Judicial Review.

Fees and Expenses

All fees and expenses incident to the Request for Judicial Revision will be borne by the Company, except fees and expenses that may arise in connection with court proceedings related to the rejection of the Request for Judicial Revision by holders of Existing Notes, which fees and expenses, if any, will be borne (1) by holders of such Existing Notes, if the Argentine Court orders the mandatory exchange of their Existing Notes for Series B Proposal 2 New Notes or the "pesification" of their Existing Notes, or (2) by the Company, if the Request for Judicial Revision is not granted by the Argentine Court on its entirety.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this Supplement may constitute forward-looking statements within the meaning of Section 7A of the Securities Act and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

PRESENTATION OF FINANCIAL INFORMATION

The Company maintains its financial books and records in Argentine pesos and prepares its financial statements to conform to generally accepted accounting principles in Argentina. This Supplement refers to those accounting principles as "Argentine GAAP." Argentine GAAP differs in some respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The effects of the differences between Argentine GAAP and U.S. GAAP or the generally accepted accounting principles of any other country have not been quantified. The Company's financial statements have been translated from the original Spanish language into the English language solely for the convenience of foreign readers, and are not intended to present the financial condition of the Company nor the results of its operations, changes in shareholders' equity and cash flows in accordance with generally accepted accounting principles, other than Argentine GAAP.

The Company's audited financial statements as of and for the period ended December 31, 2001 have been restated to constant pesos as of August 31, 1995, as required by General Resolution 272/95 of the Argentine National Securities Commission (*Comisión Nacional de Valores*) (the "CNV") that adopted the provisions contained in Federal Executive Decree No. 316/95. This decree had the effect of eliminating the requirement to restate financial statements to account for the effects of inflation effective September 1, 1995.

The Company's audited financial statements as of and for the period ended December 31, 2002 have been restated to reflect the effects of inflation based on the variations of the internal wholesale price index (IWPI) published by the National Institute of Statistics and Census at December 31, 2002 in comparison with December 31, 2001. Unless otherwise stated, all amounts disclosed in the Company's audited financial statements have been restated as of December 31, 2002.

In this Supplement, references to "US$" and "dollars" are to United States dollars, and references to "Ps" or "pesos" are to Argentine pesos. Unless this Supplement states otherwise, the exchange rate used to translate any foreign currency into pesos amounts in the Company's historical balance sheets and income statements was the exchange rate prevailing on or as of the relevant date or period-end as quoted by Banco de la Nación Argentina ("Banco Nación"). In the case of dollars, Banco Nación quoted an exchange rate of US$1 = Ps1 through December 31, 2001. There can be no assurance that pesos could have been or could be exchanged for dollars at such exchange rate or at any other particular rate.

For the convenience of the reader, the Company's financial information as of December 31, 2002, which was originally prepared in pesos, was wholly translated into dollars at the exchange rate prevailing as of the period-end (US$1 = Ps3.37), with the exception of Cash and Bank Deposits in dollar items, which were translated into dollars at the exchange rate of US$1 = Ps3.27), without regard to U.S. GAAP. There can be no assurance that pesos could have been or could be exchanged for dollars at such exchange rate or at any other particular rate.

TABLE OF CONTENTS

SUMMARY

This summary is qualified in its entirety by the more detailed information and audited financial statements, including the notes thereto, contained elsewhere in this Supplement.

Recent Developments

The Company's offer to exchange its Existing Notes previously outstanding in an aggregate principal amount of US$54,000,000 (the "Exchange Offer") was completed on March 11, 2003, whereby holders of Existing Notes in an aggregate principal amount of US$31,668,600 exchanged their Existing Notes for the Company's newly issued 2% Notes due 2013 in an aggregate principal amount of US$31,668,600 (the "Series A Proposal 2 New Notes"). No holders of the then outstanding Existing Notes accepted to exchange their Existing Notes for the Proposal 1 New Notes offered in the Exchange Offer.

The terms of the Proposal 1 New Notes and the Series A Proposal 2 New Notes offered in the Exchange Offer are substantially identical to the terms of the Proposal 1 New Notes and the Series B Proposal 2 New Notes described in this Supplement, respectively, except that interest on the Series A Proposal 2 New Notes will be payable on March 11 and September 11 of each year, and the Series A Proposal 2 New Notes will mature on March 11, 2013 (no Proposal 1 New Notes were then issued).

After completing the Exchange Offer, on March 14, 2003 the Company petitioned the Argentine Court to revise the terms of the Creditors' Agreement, under which the Existing Notes were originally issued. The Creditors' Agreement was originally approved in connection with the Company's court-supervised reorganization (*concurso preventivo*) before the Civil and Commercial Court of First Instance, in the city and province of Salta, Argentina.

On the date hereof, holders of the Existing Notes were formally notified of and given the opportunity, on or before the Court Deadline, to respond to the Request for Judicial Revision, at a duly convened meeting of holders of the Existing Notes attended by representatives of Banco Río de la Plata S.A., the Representative of the Trustee in Argentina under the Existing Indenture, on behalf of such holders.

As ordered by the Argentine Court, holders of the Existing Notes have until the Court Deadline to respond to the Request for Judicial Revision by (1) accepting to exchange their Existing Notes for the New Notes and Shares, if any, or (2) rejecting or not responding to the Request for Judicial Revision.

In the case of holders of Existing Notes that reject or do not respond to the Request for Judicial Revision on or before the Deadline, the Argentine Court may:

- require that their Existing Notes be exchanged for Series B Proposal 2 New Notes as requested by the Company, or
- order the "pesification" of all amounts due under their Existing Notes (including principal and interest) as alternatively requested by the Company, or
- order the Company to continue paying the amounts due under their Existing Notes in accordance with their original terms.

The Company has no control over the Deadline, which was set by the Argentine Court, nor over the final action taken by the Argentine Court with respect to Existing Notes whose holders reject or do not respond to the Request for Judicial Revision.

To date, the Company has complied with all terms of the Existing Notes and the Existing Indenture, except that the Company, based on a preliminary injunction (*medida cautelar*) granted by the Argentine Court on March 21, 2003, was ordered to pay the installment of interest on the Existing Notes due on March 26, 2003 at the rate of 2% per annum (instead of the rate of 3% per annum established in the Creditors' Agreement), which is the interest rate of the Series A Proposal 2 New Notes. According to the preliminary injunction granted by the Argentine Court, payments of interest due under the Existing Notes made at the rate of 2% per annum instead of 3% per annum will

not constitute an Event of Default (as such term is defined in the Existing Indenture) until a final determination on the merits of the Request for Judicial Revision is made.

The Company continues to be a viable business that is experiencing a decline in its ability to generate dollar denominated revenues. The Company has set a high priority on maintaining its business in operation and avoiding financial distress. These goals may be achieved by modifying the terms of the Existing Notes.

New Notes

The New Notes will be issued in exchange for the Existing Notes. The Proposal 1 New Notes will be entitled to the benefits of a new Indenture to be entered into between the Company and The Bank of New York, as trustee, and the Series B Proposal 2 New Notes will be entitled to the benefits of the Indenture dated as of March 11, 2003 entered into between the Company and The Bank of New York, as trustee, under which the Series A Proposal 2 New Notes were issued.

New Notes	3% Notes due 2013 in an aggregate principal amount of up to US$13,398,840, and 2% Notes, Series B, due 2013 in an aggregate principal amount of up to US$22,331,400.
Maturity Date	March 26, 2013.
Interest	Interest on the Proposal 1 New Notes will be payable semi-annually in arrears in cash on March 26 and September 26 of each year, commencing September 26, 2003, at a rate of 3% per annum. Interest on the Series B Proposal 2 New Notes will be payable semi-annually in arrears in cash on March 26 and September 26 of each year, commencing September 26, 2003, at a rate of 2% per annum.

Shares

Shares	Up to 10,272,444 Class D ordinary shares of the Company's common stock, nominal value Ps1 per share. If all the Shares are issued hereby, they will represent approximately a 14.04% economic interest in the Company.
Voting Rights	Each Share entitles the holder thereof to one vote on all matters submitted to the shareholders of the Company, while currently outstanding Classes A, B and C ordinary shares of the Company's common stock entitles the holder thereof to five votes per share. There are currently no other classes of shares. If all 10,272,444 Shares are issued, they will represent approximately 3.16% of the voting interest of the capital stock of the Company.
No Appointment of Director	Contrary to previously indicated in the Information Memorandum, even if all 10,272,444 Shares are issued hereby, Class D shareholders, acting separately as a class, will not be entitled to appoint one member of the Company's board of directors.

CAPITALIZATION

The following table sets forth the capitalization of the Company at December 31, 2002 in accordance with Argentine GAAP. This table should be read in conjunction with the audited financial statements of the Company and notes thereto, included elsewhere in this Supplement. As of the date hereof, there has been no material adverse change in the financial position of the Company since December 31, 2002.

	Liabilities at nominal value At December 31, 2002		**Liabilities at present value[1] At December 31, 2002**	
	(in pesos)	**(in dollars)[2]**	**(in pesos)**	**(in dollars)[2]**
Current Liabilities				
Accounts Payable	Ps3,448,645	US$1,023,337	Ps3,448,645	US$1,023,337
Accrued Interest on Existing Notes	1,425,510	423,000	1,425,510	423,000
Other	1,778,535	527,755	1,778,535	527,755
Total Current Liabilities	Ps6,652,690	US$1,974,092	Ps6,652,690	US$1,974,092
Non-Current Liabilities				
Existing Notes	Ps181,980,000	US$54,000,000	Ps73,017,790	US$21,667,000
Other	2,002,883	594,327	2,002,883	594,327
Total Non-Current Liabilities	Ps183,982,883	US$54,594,327	Ps75,020,673	US$22,261,327
Stockholders' Equity				
Common Shares	Ps62,906,000	US$18,666,469	Ps62,906,000	US$18,666,469
Legal Reserve and Capital Adjustment	87,407,645	25,936,986	87,407,645	25,936,986
Retained Earnings	(120,647,859)	(35,726,048)	(13,070,562)	(3,878,505)
Total Stockholders' Equity	29,665,786	8,877,407	137,243,083	40,724,950
Total Capitalization	Ps220,301,359	US$65,445,826	Ps212,263,756	US$64,960,369

(1) This column was prepared in accordance with FACPCE Technical Resolution Nos. 16, 17 and 18, which establishes that certain non-current receivables and payables be stated at present value. See the Certified Public Accountants' Special Report of the Company's Independent Auditors, included elsewhere in this Supplement. This interpretation has been adopted by Argentine accountants as a result of the condition of the Argentine economy, the prevailing value for this type of obligations in the capital markets, and the criteria adopted in the United States contained in the United States Accounting Principles Board Opinion No. 21. In its introduction, Opinion No. 21 states that *"Business transactions often involve the exchange of cash or property, goods, or services for a note or similar instrument. The use of an interest rate that varies from prevailing interest rates warrants an evaluation of whether the face amount and the stated interest rate of a note or obligation provide reliable evidence for properly recording the exchange and subsequent related interest. This Opinion sets forth the Board's views regarding the appropriate accounting when the face amount of a note does not reasonably represent the present value of the consideration given or received in the exchange."*

(2) The audited financial statements as of December 31, 2002, originally expressed in pesos, were translated into dollars by applying the exchange rate prevailing at such date (US$1 = Ps3.37), except Cash and Bank Deposits in dollar items, for which the exchange rate of US$1 = Ps3.27 was applied, without regard to U.S. GAAP.

SELECTED FINANCIAL INFORMATION

The following selected financial information of the Company for the years ended December 31, 2002 and 2001 has been derived from, is qualified by reference to, and should be read in conjunction with, the audited financial statements of the Company, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Supplement. The financial statements of the Company for the years ended December 31, 2002 and 2001 have been audited by Deloitte & Co. S.R.L., Argentine correspondents for Deloitte Touche Tohmatsu International, the Company's independent certified public accountants. See "Auditors' Report" included elsewhere in this Supplement.

Except as described under "Presentation of Financial Information" above, the financial statements of the Company are prepared in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP, and with Argentine reporting practices.

Income Statement Data (in thousands of pesos and dollars)

	Year Ended December 31,				
	2002[4]	2002[4]	2001[5]	2000[5]	1999[5]
	(pesos)	(dollars)	(pesos)	(pesos)	(pesos)
Net Sales[1]	48,124	14,280	32,713	37,071	36,468
Cost of Sales[2]	(30,983)	(9,193)	(23,131)	(26,662)	(29,538)
Marketing Expenses[2]	(1,695)	(503)	(1,797)	(1,242)	(875)
Administrative Expenses[2]	(7,509)	(2,228)	(3,031)	(2,569)	(2,398)
EBITDA	7,937	2,356	4,754	6,598	3,661
Depreciation and amortization	(10,231)	(3,036)	(4,865)	(5,441)	(5,736)
Financial income (expense)[3]	53,535	15,886	(718)	562	(6,082)
Foreign exchange losses	(130,567)	(38,670)	(19)	(10)	
Other gains (losses)	(1,118)	(332)	2,715	936	(2,660)
Net income (loss)	**(80,444)**	**(23,796)**	**1,867**	**2,645**	**(10,817)**

(1) Net sales represent gross sales less electric power purchases, transmission costs and turnover taxes. Electric power purchases were Ps13.71 (US$4.07) million, Ps9.87 million, Ps15.19 million and Ps14.07 million for 2002, 2001, 2000 and 1999, respectively. Transmission costs were Ps6.66 (US$1.98) million, Ps4.81 million, Ps5.20 million and Ps7.57 million for 2002, 2001, 2000 and 1999, respectively. Turnover taxes were Ps0.23 (US$0.07) million, Ps0.18 million, Ps0.18 million and Ps0.18 million for 2002, 2001, 2000 and 1999, respectively.

(2) Excluding depreciation and amortization.

(3) Excluding foreign exchange gains (losses). Amounts as of December 31, 2002 include inflation-related gains (losses).

(4) The audited financial statements as of December 31, 2002, originally expressed in pesos, were translated into dollars by applying the exchange rate prevailing at such date (US$1 = Ps3.37), except Cash and Bank Deposits in dollar items, for which the exchange rate of US$1 = Ps3.27 was applied, without regard to U.S. GAAP.

(5) Translated into dollars at the exchange rate of US$1 = Ps1.

Balance Sheet Data

	2002[2]	2002[2]	2001[3]	2000[3]	1999[3]
		December 31, in thousands of			
	(pesos)	(dollars)	(pesos)	(pesos)	(pesos)
ASSETS					
Current Assets					
Cash and Bank Deposits	9,717	2,953	475	1,247	787
Investments	565	172	5,119	4,181	8,917
Trade Receivables	11,109	3,297	9,381	10,044	9,039
Other Receivables	3,307	981	986	1,522	1,458
Supplies and Materials	4,835	1,435	2,148	2,070	1,891
Total Current Assets	29,533	8,838	18,109	19,064	22,092
Non-Current Assets					
Property, Plant and Equipment[1]	187,609	55,670	90,644	93,310	98,769
Other receivables	3,159	938	1,400	--	--
Total Non-Current Assets	190,768	56,608	92,044	93,310	98,769
Total Assets	220,301	65,446	110,153	112,374	120,861
LIABILITIES					
Current Liabilities					
Accounts Payable	3,449	1,023	2,132	2,291	2,145
Loans	1,426	423	353	271	6,740
Payroll and Social Security	503	149	400	631	210
Taxes	1,255	372	1,279	1,454	3,351
Several Payment Accruals	20	6	43	21	24
Miscellaneous			--	3,337	2,137
Total Current Liabilities	6,653	1,973	4,207	8,005	14,607
Non-Current Liabilities					
Loans	181,980	54,000	54,000	54,000	60,000
Taxes	905	269	1,060	1,215	--
Reserve	1,098	326	425	561	306
Total Non-Current Liabilities	183,983	54,595	55,485	55,776	60,306
Total Liabilities	190,636	56,568	59,692	63,781	74,913
Total Stockholders' Equity	29,665	8,877	50,461	48,593	45,948
Total Liabilities and Stockholders' Equity	220,301	65,446	110,153	112,374	120,861
Selected Financial Ratios					
Total Non-Current Assets/Total Assets	0.87	0.86	0.84	0.83	0.82
Total Stockholders' Equity/Total Liabilities	0.16	0.16	0.85	0.76	0.61
Total Liabilities/Total Liabilities and Stockholders' Equity	0.87	0.86	0.54	0.57	0.62

(1) Net of accumulated depreciation of Ps107.73 (US$31.97) million, Ps44.68 million, Ps41.36 million and Ps35.62 million at December31, 2002, 2001, 2000 and 1999, respectively.

(2) The audited financial statements as of December 31, 2002, originally expressed in pesos, were translated into dollars by applying the exchange rate prevailing at such date (US$1 = Ps3.37), except Cash and Bank Deposits in dollar items, for which the exchange rate of US$1 = Ps3.27 was applied, without regard to U.S. GAAP.

(3) The exchange rate was of US$1 = Ps1 for the periods indicated.

Sources and Uses of Funds Data

	2002[1]	2001[1]	2001[2]	2000[2]	1999[2]
	Year Ended December 31, in thousands of				
	(pesos)	(dollars)	(pesos)	(pesos)	(pesos)
Sources of Funds					
Cash flow from operations					
Net (Loss) Income for the Year or Period	(80,444)	(23,796)	(1,263)	224	(9,099)
Items Not Representing Use (Sources) of Funds:					
Gain (Loss) from Long-Term Investments					
Depreciation and Amortization	10,231	3,036	4,865	5,441	5,736
Allowances and Reserves	1,654	491	921	1,905	1,270
Residual Value of Retired Fixed Assets			9		
Unpaid Interest Accrual, Tax on Unpaid Interest, Foreign Exchange Differences	65,459	19,424	381	310	7,071
Subtotal	(3,100)	(845)	4,913	7,880	4,978
Extraordinary gains (losses)			3,131	2,421	(1,719)
Items Not Representing Use (Sources) of Funds:					
Recovery of presumptive minimum income tax accrual			(3,336)		
Extraordinary amortization				386	
Recovery of interest				(6,740)	
Recovery of tax on interest relating to Notes				(1,011)	
Subtotal	(3,100)	(845)	(205)	(4,944)	(1,719)
Changes in Operating Assets and Liabilities					
Accounts Receivable	10,313	3,060	238	(1,236)	1,612
Other Receivables	(1,258)	(373)	(865)	(64)	(373)
Supplies and Materials	(147)	(44)	(79)	(178)	(423)
Salaries and Wages; Taxes	(3,313)	(983)	(1,357)	633	(498)
Liabilities	(3,716)	(1,102)			
Subtotal	1,879	558	(2,063)	(845)	318
Cash from operations	**(1,221)**	**(287)**	**2,645**	**2,091**	**3,577**
Investing Activities					
Acquisition of Property, Plant and Equipment and Intangible Assets	(47)	(14)	(2,208)	(368)	(298)
Cash used in investing activities	**(47)**	**(14)**	**(2,208)**	**(368)**	**(298)**
Financing Activities					
Net Increase (Decrease) in Loans	(656)	(195)	(271)	(5,999)	
Cash used in financing activities	**(656)**	**(195)**	**(271)**	**(5,999)**	
Net Increase (Decrease) in Cash	**(1,924)**	**(496)**	**166**	**(4,276)**	**3,279**
Beginning Cash	**12,206**	**3,622**	**5,428**	**9,704**	**6,425**
Ending Cash	**10,282**	**3,126**	**5,594**	**5,428**	**9,704**

(1) The audited financial statements as of December 31, 2002, originally expressed in pesos, were translated into dollars by applying the exchange rate prevailing at such date (US$1 = Ps3.37), except for Cash and Bank Deposits in dollar items, for which the exchange rate of US$1 = Ps3.27 was applied, without regard to U.S. GAAP.

(2) The exchange rate was US$1 = Ps1 for the periods indicated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's audited financial statements and the notes thereto included elsewhere in this Supplement. The Company prepares its financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP.

Results of Operations

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

The following table sets forth information regarding the Company's total gross sales, net sales, electric power generated and average sales prices for the years ended December 31, 2002 and 2001:

	Year Ended December 31		
	2002	2002	2001
	(in millions of pesos, dollars and pesos, respectively, except for GWh and sales price per MWh)		
Electric Power Sales in Spot Market	Ps 17.15	US$ 5.09	Ps 3.95
Capacity Sales in Spot Market	7.21	2.14	1.76
Sales in Term Market (Electric Power & Capacity)	44.13	13.09	41.66
Frequency Regulation Income	0.24	0.08	0.20
Total Gross Sales	68.73	20.40	47.57
Electric Power Purchases	(13.71)	(4.07)	(9.87)
Transmission Costs	(6.67)	(1.98)	(4.81)
Turnover Taxes	(0.23)	(0.07)	(0.18)
Net Sales	48.12	14.28	32.71
Total GWh Generated	1.178		1,375
Average Sales Price per MWh	Ps 40.85	US$ 12.12	Ps 23.79

The Company's net electric power generation and capacity made available in 2002 generated total gross sales of Ps68.73 (US$20.40) million, comprised of Ps17.15 (US$ 5.09) million of electric power sales and Ps7.21 (US$2.14) million of capacity sales in the Spot Market, an aggregate of Ps44.13 (US$13.09) million of electric power and capacity sales in the Term Market, and Ps0.24 (US$0.08) million of frequency regulation income. The Company's net electric power generation and capacity made available in 2001 generated total gross sales of Ps47.57 million, comprised of Ps3.95 million of electric power sales and Ps1.76 million of capacity sales in the Spot Market, an aggregate of Ps41.66 million of electric power and capacity sales in the Term Market, and Ps0.20 million of frequency regulation income. Gross revenues in 2002 were offset by electric power purchases of Ps13.71 (US$4.07) million, transmission costs of Ps6.67 (US$1.98) million and turnover taxes of Ps0.23 (US$0.07) million. Gross revenues in 2001 were offset by electric power purchases of Ps9.87 million, transmission costs of Ps4.81 million and turnover taxes of Ps0.18 million.

The average price of electric power sold in the Spot Market at the Ezeiza node (the node serving the Buenos Aires region) increased approximately 21% from Ps14.28 per MWh in 2001 to Ps17.30 per MWh in 2002 (it decreased 64% in dollar terms from US$14.28 per MWh in 2001 to US$5.13 per MWh in 2002). The average price of electric power in the Spot Market at the Güemes node increased approximately 4% from Ps14.00 per MWh in 2001 to Ps14.59 per MWh in 2002 (it decreased 69% in dollar terms from US$14.00 per MWh in 2001 to US$4.33 per MWh in 2002). The Company's net average sales price of electric power increased 72% in peso terms (it decreased 49% in dollar terms) from Ps23.79 in 2001 to Ps40.85 (US$12.12) in 2002.

The following table sets forth information regarding the Company's cost of sales for the years ended December 31, 2002 and 2001:

	Year ended December 31,				
	2002			2001	
	(in millions of pesos, dollars and pesos, respectively, except for GWh, Fuel Cost per net MWh and Cost per net MWh)				
Fuel	Ps 23.86	US$ 7.08	77%	Ps 17.86	77%
Salaries and Wages	4.35	1.29	14%	3.43	15%
Third Party Services	0.97	0.29	3%	0.62	3%
Supplies and Materials	0.69	0.20	2%	0.48	2%
Social Security Payments	0.57	0.17	2%	0.48	2%
Management Costs	0.00	0.00	0%	0.00	0%
Other	0.54	0.17	2%	0.26	1%
Costs of Sales, before depreciation	30.98	9.20	100.00%	23.13	100.00%
Depreciation	10.13	3.00		4.77	
Total Cost of Sales	41.11	12.20		27.90	
Total GWh Generated	1,178	1,178		1,375	
Average Fuel Cost per net MWh produced	20.25	6.01		12.99	
Average Cost per net MWh produced (excluding depreciation)	Ps 26.30	US$ 7.81		Ps 16.82	

Total cost of sales (excluding depreciation) increased Ps7.85 million from Ps23.13 million in 2001 to Ps30.98 million in 2002 (it decreased US$13.93 million from US$23.13 million in 2001 to US$9.20 million in 2002).

Fuel costs increased Ps6.00 million from Ps17.86 million in 2001 to Ps23.86 million in 2002 (it decreased US$10.78 million from US$17.86 million in 2001 to US$7.08 million in 2002). Natural gas consumption decreased 53,685 Dm^3 from approximately 419,249 Dm^3 at a price of Ps42.60 per Dm^3 in 2001 to approximately 365,564 Dm^3 at a price of Ps65.27 per Dm^3 in 2002 (the cost per DM3 decreased US$23.23 in dollar terms from US$42.60 in 2001 to US$19.37 in 2002).

Administrative expenses increased Ps4.48 million from Ps3.13 million in 2001 to Ps7.61 million in 2002 (it decreased US$0.87 million in dollar terms from US$3.13 million in 2001 to US$2.26 million in 2002).

The Company's net financial results reflected a net loss of Ps77.03 (US$22.78) million in 2002, compared to a net loss of Ps0.74 (US$0.74) million in 2001, primarily as a result of exchange losses incurred as a result of the devaluation of the peso. In 2002 the exchange losses were Ps130.57 (US$38.74) million.

At December 31, 2002, the Company had a Ps16.32 million tax loss carryover, which can be used to offset future tax payments, may be carried over as follows: Ps1.57 million until 2002, Ps4.99 million until 2003, Ps9.27 million until 2004 and Ps0.49 million until 2006.

Net income decreased Ps82.31 (US$25.67) million from Ps1.87 million in 2001 to a loss of Ps80.44 (US$23.80) million in 2002.

Liquidity and Capital Resources

The Company had Ps10.28 (US$3.12) million in cash and short-term investments for the year ended December 31, 2002. Cash flows from operations, defined as net income *plus* depreciation, amortization, net financial expenses and items not representing use (sources) of funds, was a loss of Ps3.10 (US$0.85) million for the year ended December 31, 2002.

At December 31, 2002, the Company had an outstanding financial debt of US$54.42 million relative to the Existing Notes and accrued interest thereon.

The Company had capital expenditures of Ps2.21 million in 2001 and Ps0.05 million in 2002. Presently, the Company has projected capital expenditures for scheduled maintenance and overhaul of the Plant of approximately

Ps4.09 (US$1.09) million for 2003, Ps4.20 (US$1.12) million for 2004, Ps0.56 (US$0.15) million for 2005, Ps0.86 (US$0.23) million for 2006 and Ps7.13 (US$1.90) million for 2007. Capital expenditures for scheduled maintenance and overhaul of the Plant are projected to be financed by internal cash flows.

TERMS AND CONDITIONS OF NEW NOTES

General

The Proposal 1 New Notes will be limited to US$13,398,840 in aggregate outstanding principal amount. The Series B Proposal 2 New Notes will be limited to US$22,331,400 in aggregate outstanding principal amount.

The New Notes will be in registered form, without coupons. Each of the Proposal 1 New Notes and the Series B Proposal 2 New Notes will be represented by interests in separate DTC Global Securities. The Global Securities will be deposited as promptly as practicable after expiration of the Deadline, with a custodian for DTC and registered in the name of a nominee for DTC. Holders of the New Notes will hold their interests in the Global Securities directly through DTC, if they are DTC Participants, or indirectly through Euroclear, Clearstream or any other organization that is a DTC Participant.

Book-Entry Ownership

The Company will make an application to DTC for acceptance in its book-entry settlement system of the Global Securities which will represent the Proposal 1 New Notes and the Series B Proposal 2 New Notes.

New Indentures

The Proposal 1 New Notes will be entitled to the benefits of a new Indenture to be entered into between the Company and The Bank of New York, as trustee, and the Series B Proposal 2 New Notes will be entitled to the benefits of the Indenture dated as of March 11, 2003 entered into between the Company and The Bank of New York, as trustee, under which the Series A Proposal 2 New Notes were issued.

INDEPENDENT AUDITORS

The auditor of the financial statements and schedules of the Company is Deloitte & Co. S.R.L. (a firm of independent public accountants who are the Argentine correspondents for Deloitte Touche Tohmatsu International), which, to the extent and for the periods indicated, has audited or reviewed the financial statements of the Company, included in this Supplement.

ANNEX A

CONVENIENCE ENGLISH LANGUAGE TRANSLATION OF REQUEST FOR JUDICIAL REVISION

IN THE INSOLVENCY, BANKRUPTCY AND CORPORATE COURT, FIRST NOMINATION

Reorganization Proceedings of CENTRAL TÉRMICA GÜEMES S.A.

Case File No.: 2C-45,698/99

PETITION FOR COURT CONFIRMATION OUT OF-COURT ARRANGEMENT WITH CREDITORS; MOTION FOR INTERLOCUTORY INJUNCTION; REQUEST FOR JUDICIAL REVISION OF CREDITORS' AGREEMENT

I. INTRODUCTION

Petitioner Washington Alvarez, acting as counsel for and on behalf of Central Térmica Güemes S.A. (the "Company") with counsel Guadalupe Valdés Ortiz, makes a petition for court confirmation of an out-of-court arrangement with creditors (the "Out-of-court Arrangement"), a motion for an interlocutory restraining injunction and mandatory injunction (the "Motion for Interlocutory Injunction") and a separate motion for revision (the "Request for Judicial Revision") of the Company's Creditors Agreement in connection with one of its constituent proposals. In the alternative, Petitioner reserves the right of the debtor Company to move for judgment on the basis of pesification, unjustified enrichment and unconstitutionality (the "Motion in the Alternative").

On the basis of the facts and legal considerations presented in detail below and briefly introduced in this section, Petitioner moves the Court to:

(i) Court Confirmation. Confirm the Out-of-court Arrangement as made, in accordance with the terms and conditions contained in the March 11, 2003, Indenture (the "2003 Indenture") executed with the New Noteholders (the "New Noteholders");

(ii) Restraining Injunction. Enter an interlocutory order, to stand until a final decision is entered by the Court in connection with the Request for Judicial Revision, with the effect of suspending the accrual, collection and payment of amounts falling due on or after March 26, 2003, under the Creditors' Agreement and any other instruments executed in connection therewith;

(iii) Mandatory Injunction. Order that, until a final decision is entered by the Court in connection with the Request for Judicial Revision, the Company make payments falling due on or after March 26, 2003, under its Creditors' Agreement in the manner specified in the Request for Judicial Revision. Any payments so made shall not constitute or be construed as an event of default entitling any creditors, individually or jointly, to file any claim whatsoever in respect of any deficiency in payment as received in accordance with the Request for Judicial Revision filed with the court.

(iv) Request for Judicial Revision. Order that the Creditors' Agreement be deemed amended as it refers to one of its constituent proposals – reorganized claims under the "Existing Notes" – , such that (a) all Existing Noteholders coming forth and accepting either one of Proposals 1 or 2 contained in the proposed arrangement plan that is presented for review by the Court, or a combination thereof, be treated in accordance with their selection; and (b) Existing Noteholders failing to state their choice or refusing their consent to the proposed arrangement plan be treated in accordance with Proposal 2 of the proposed arrangement plan;

(v) Motion in the Alternative. In the event that opposition is raised to the Request for Judicial Revision or the Request for Judicial Revision is refused by the Court as requested, Petitioner moves the Court in the terms set forth in section VI below.

Organization

This Request for Judicial Revision is organized in the following order:

(a) Petition for Court Approval

Purpose: that the Out-of-court Arrangement by which the terms of the Creditors' Agreement were amended as reflected in the 2003 Indenture be approved by the Court.

Persons with legal standing in connection with the petition: the New Noteholders represented by the Trustee under the 2003 Indenture, who are holders of 58.65% (i.e., almost 60%) of the Existing Notes issued under the Creditors' Agreement.

(b) Motion for Interlocutory Injunction and Request for Judicial Revision

Purpose: - to obtain injunctive protection for the Company while the Request for Judicial Revision is pending;

- to obtain a court order whereby the Creditors' Agreement is amended in accordance with the terms of the proposed arrangement plan.

Persons with legal standing in connection with these motions: the Remaining Existing Noteholders, who are holders of 41.35% of the Existing Notes issued under the Creditors' Agreement.

II. THE CREDITORS' AGREEMENT

In the course of its reorganization proceedings (pp. 6907 and 6240[1]), the Company proposed a single debt restructuring plan (the "Single Plan") to all its unsecured creditors with allowed proofs of claim. The Plan, offering two alternative proposals, provided for:

(i) a payment in cash equivalent to 10% of the principal amount of all allowed claims payable immediately upon approval of an agreement with creditors by the reorganization court;

(ii) payment of the balance (*i.e.*, 90%) of all allowed claims payable on the tenth anniversary of the date of approval of the agreement by the court, plus interest thereon payable half-yearly at the following annual rates: 2.0% during the first year, 2.5% during the second year, 3.0% during the third year, and 5.0% between the fourth and tenth year;

(iii) interest accrued on the principal amount of allowed claims would not be paid, and would be deemed discharged upon approval of the agreement by the court;

with payment to be made in cash (p. 5907) and by delivery of notes (*obligaciones negociables*) (p. 6240 and Consent Solicitation, in its English version, and its Spanish language version, the "Spanish Version Consent Solicitation").

The Single Plan was accepted by the required majority of creditors and a Creditors' Agreement was made. Subsequently, an Indenture (the "2000 Indenture") was executed in respect of the notes (the "Existing Notes").

To date, the Company has satisfied all its obligations under the Creditors' Agreement, including all interest payments. Specifically, Existing Noteholders have received payment of:

- an aggregate of US$6,000,000 representing 10% of the principal amount of their notes;

- an aggregate of US$1,080,000 in respect of the first two interest installments under the agreement,

[1] (Translator's Note: References to page numbers are to the contents of the court case file)

- an aggregate of US$675,000 in respect of the third interest installment that became due on March 26, 2002 (the amount paid is the equivalent of Ps.1,606,500 at an exchange rate of Ps.2.38 to the US dollar; see Presidential Decree 260/2002);

- an aggregate of US$675,000 in respect of the fourth interest installment that became due on September 26, 2002 (because this payment was made in two remittances, the amount paid is the equivalent of Ps.964,600 at an exchange rate of Ps.3.71 to the dollar, and Ps.1,560,400 at an exchange rate of Ps.3.76 to the dollar).

The third and fourth interest installments were paid by the Company under terms that afforded protection of its rights pending (i) a definitive interpretation of the emergency legislation (the "Emergency Legislation", described below in this document) as to whether the Company's 2010 Notes should be paid in Pesos (as a result of the government-mandated "pesification"); (ii) the eventual application, if found appropriate, of the doctrine of unforeseeability and/or the standards of equity.

The fifth interest installment under the Creditors' Agreement became due on March 26, 2003. Under the Agreement, this half-yearly interest installment was to be calculated at a rate of 3.0% per annum on US$54,000,000 in principal amount of the Notes, i.e., US$810,000 (the equivalent, at March 11, 2003, of Ps.2,543,000 at the Banco Nación exchange rate of Ps.3.14 to the dollar, see Presidential Decree 260/2002). Because by then an out-of-court arrangement (the "Out-of-Court Arrangement") had been reached with creditors, on March 11, 2003, the Company paid an aggregate of US$290,295 in interest in respect of almost 60% of its New Notes. Had this new agreement not been made, the Company would have been required to pay interest of US$475,029 on the Existing Notes. However, the Company is still obligated to pay interest of US$331,971 (the equivalent of Ps.1,051,808 at the quoted Peso-Dollar exchange rate) in respect of the remaining 41.35% of Notes that were not tendered in the Out-of-court Arrangement. If the Company's Motion for Interlocutory Injunction and Request for Judicial Revision is granted by the court, the interest payment to be made by the Company would rather be US$223,314.

III. REVIEW OF CREDITORS' AGREEMENT

Present state of emergency and Emergency Legislation

The economic model that prevailed in Argentina has been severely altered by a series of events, a brief chronology of which is presented below:

Starting in December 2001, the Argentine government implemented new monetary and foreign exchange control policies, notably a ban on cash withdrawals from banks and severe restrictions on fund transfers abroad, except in connection with foreign trade transactions. Subsequently, the government declared a unilateral default on its foreign debt services.

An Act of Congress (known as the Public Emergency and Foreign Exchange Scheme Reform Law No. 25,561) was passed on January 6, 2002, and implemented under Presidential Decree No. 71/2002. The enactment declared the country to be in a state of social, economic, administrative, financial and foreign exchange emergency, and delegated to the Federal Executive the power to adopt a new foreign exchange system and new foreign exchange market regulations (see Section 2 of Law 25,561). Sections 1, 2, 8, 9, 12, and 13 of Law 23,928 were repealed.

A further state of productive and credit emergency was declared with the passing, on January 14, 2002, and subject to a partial presidential veto, of Law 25,563.

This Emergency Legislation materially altered the existing economic model by bringing to an end the rule of convertibility that had pegged the peso to the US dollar since 1991 and allowing the Peso to float. The Emergency Legislation enabled the government to adopt additional monetary, financial, and foreign exchange policies as necessary to overcome the economic crisis.

Under Presidential Decree 71/2002 and Communication "A" 3425 of the Argentine Central Bank ("BCRA"), two parallel foreign exchange markets were created: an "official" market basically intended to apply to exporting, certain importing transactions, and financial obligations, and a "free" market for all other transactions. The value of the Peso on the "official" market was set at Ps.1.40 to the dollar. When the newly created "free"

exchange market resumed operations on January 11, 2002, after being closed since December 23, 2001, the Peso was trading (in sell transactions) at 1.60 to 1.70 Pesos to each dollar.

Later on, other regulations were implemented that introduced additional changes to the new rules, chief among them:

(a) both exchange markets were blended into a single "free" exchange market for all transactions, including foreign trade. Until February 8, 2003, and subject to certain exceptions, prior BCRA approval was required for all interest and principal payments abroad in respect of financial obligations and to make earnings and dividend distributions to foreign beneficiaries;

(b) all US dollar denominated funds deposited in financial institutions in Argentina were forcefully converted into pesos at a rate of Ps.1.40 to each dollar (this order was locally dubbed "pesification"). Subject to certain exceptions, all payment obligations payable in US dollars existing at January 6, 2002, were converted into pesos at a rate of Ps.1 to each dollar. The pesified deposits and liabilities were then to be adjusted by applying a so-called "Referential Stabilizing Factor" (*Coeficiente de Estabilización de Referencia*, or "CER") to be prepared by the BCRA and applicable as from the date of publication of Presidential Decree 214/2002. In addition, a minimum interest rate and a maximum interest rate were determined by the BCRA for deposits and liabilities, respectively, maintained at or with the financial system. Application of the CER was determined not to apply to certain loans obtained by individuals from financial entities, cooperatives, credit unions, and individual or corporate lenders;

(c) subject to certain exceptions, US-dollar denominated consideration under all private contracts executed on or before January 6, 2002, was also ordered pesified at a rate of Ps.1 to each US dollar and adjusted by reference to the CER;

(d) the government agreed to compensate financial entities for the losses they incurred as a result of the mismatch between the conversion rates applied in the pesification of deposits and liabilities; compensation will be in the form of government-issued bonds;

(e) all public utility prices and rates that had until then been adjustable by reference to the US dollar were de-dollarized at a rate of Ps.1 to the dollar and subsequently frozen, and indexing clauses in the relevant contracts were repealed. In addition, the government ordered that all public utility contracts, with the exception of certain contracts that were spared from pesification, should be renegotiated on a case-by-case basis;

(f) funds held in deposit at banks and other financial institutions were blocked (though this restriction was lifted on December 2, 2002); reimbursement of those funds was rescheduled, and the government offered their owners an option to receive government bonds in repayment that could be denominated in US dollars (and accrue interest at a fixed or variable rate) or in Pesos;

(g) all liabilities of the federal, provincial, and local governments existing at February 2002, exclusively governed by Argentine law, and payable in US dollars or other foreign currency (with the exception of claims of the federal government following its assumption of liabilities taken with multilateral credit organizations, or liabilities assumed by the federal Treasury and refinanced by foreign creditors) were converted into pesos at a rate of Ps.1.40 to the dollar or its equivalent in other currencies, and made adjustable by reference to the CER. These pesified liabilities included secured loans that had been refinanced in the latest local debt swap. New interest rates were set to apply to these pesified obligations;

(h) Argentine exporters were required to bring into the country and exchange on the local foreign exchange market their payments in respect of foreign trade transactions within specified periods of time;

(i) The ability of employers to terminate employees without good cause was suspended for 180 days beginning January 6, 2002. This term was subsequently extended for an additional 180 public

business days. Employers breaching this restriction were penalized by forcing them to pay twice the severance compensation mandated by law;

(j) The enforceability of a prior congressional enactment that had declared all bank deposits to be protected from any act of government (the "Intangibility of Deposits Law") was suspended for a term of two years;

(k) A state of production and credit emergency was declared through December 10, 2003, under law 25,563, as amended. The enactment had, among others, the effect of staying, for a term of 270 calendar days effective February 14, 2002, (i) any judgment execution, attachment order or out-of-court repossession and sale by auction of real property constituting the only family home of the debtor or its primary means of production or business; and (ii) any attachment in aid of execution ordered on property primarily required for the conduct of the debtor's business. The enactment also provides for the ability of trustees and other duly appointed representatives to file proofs of claim and vote arrangement proposals on behalf of holders of debt securities issued in series, and lays down the procedures to be followed by trustees in their representative capacity.

(l) A further Act of Congress (Law 25,713) determined the method for the calculation of the CER adjustment factor and the cases to which the same will not apply.

The sweeping changes that were introduced by government led, during 2002, to a 118.21% increase in the domestic wholesale price index, as reported by the Argentine Bureau of Statistics and Census.

The impact of these changes on the Argentine power generation industry was recently described by the Argentine Association of Electric Power Generators ("AGEERA") before the World Bank. A summary of its presentation follows:

AGEERA opened its presentation to the World Bank with an overview of the achievements of its business sector in Argentina. The power generation industry is now 43 companies strong and many of these companies, built virtually from scratch, boast the best available technology. The "rules of the game" (contained in Law 24,065 of 1992) that were in place when these investments were made attracted leading international operators, who poured in investments of almost US$7 billion into this free market. Those rules (which, subject to certain minor adjustments, may be held to be valid even today) enabled Argentina to revert its history of recurring power shortages and become an exporter of electricity, and to bring its wholesale power prices down to less than half their 1992 values, thus ensuring a competitive position for the Argentine power industry. In December 2001, the price of power was, in dollar terms, 30% below the prices then prevailing in the United States, Europe, and all our neighboring Latin American countries.

The Association then described how the devaluation of the Peso, the de-dollarization of the economy, and generally all actions adopted by government since January 2002 negatively affected the power generation industry. It said that the Regulatory Framework was manipulated in order that generators receive compensation for their variable costs and ensure that power plants would not be shut down, but with no regard to their financial or economic constraints. In practice, the incremental production costs borne by generators, *i.e.*, the cost of capital, were left out of price calculations beginning in January 2002. This cost, which accounts for 60% of the aggregate costs of a generator, had since 1992 been "managed" by the authorities through a "capacity payment" that provided generators with an incentive to invest.

The Association underscored before the World Bank that, as far back as 1997, industry players in Argentina had already placed on hold their capital expenditure plans. The government, by de-dollarizing rates and forcing generators to sell their power at a meager US$8 per MWh (against a going price of at least US$30 or US$35 per MWh in all neighboring countries, Europe and the United States), has made sure that Argentina will, in not more than three or four years, be facing power shortages again.

The Association then expressed that, in the opinion of the power generation industry, during 2002 the government, by freezing salaries and public utility prices, has forced workers and public utility companies to subsidize the ailing national economy.

The economic crisis and deep recession hurt the market in which the Company operates: the steady pace of growth in demand seen in recent years turned sharply downward in 2002 and the Company's clients, including those on the spot market administered by CAMMESA, started to experience a strain on their payment capacity. Matters are aggravated by the fact that the government has not set new tariff rates for the electricity sector, as price renegotiations have been enjoined by the courts.

Under the Emergency Legislation, as amended and supplemented, power prices were pesified at a 1 to 1 parity, leaving the Company in a situation where its sales revenues are denominated in Pesos but a portion of its expenses and its largest liability continue to be denominated in US dollars, so that, to date, the gap between outlays and income is of three to one; in other words, its financial burden remains unchanged but its cash flow has shrunk to less than one third.

The circumstances facing Argentina are so far-reaching and exceptional that they have been described as the worst and deepest legal crisis ever in the history of the country (see Juan José Sebrelli, *Crítica de las ideas políticas argentinas*, pp. 9-11, Sudamericana, 2003) and have, in practice, created a legal void of sorts: there are no existing rules or precedents that may fully and adequately address the emerging issues.

One attempted legal solution

Under the powers – unlawfully – delegated under the Emergency Legislation, the Federal Executive ordered on February 3, 2002, that all payment obligations incurred on or before January 6, 2002, be converted into pesos. Together with the new foreign exchange scheme under the Emergency Legislation, the Public Emergency Law (No. 25,561) laid down a procedure to be followed for the review of private contracts not involving the financial system. The relevant section is transcribed below:

Chapter III

Obligations under private contracts not involving the financial system

Section 11. *Any and all contracts made between private individuals and governed by the rules of private law where consideration has been agreed upon to be payable in United States dollars or any other foreign currency, or to be adjusted by reference to a foreign currency or index, shall as from the date of this enactment be treated as follows: (1) consideration shall be paid in Pesos at an exchange rate of one peso (Ps.1) to one US Dollar (US$1), such payment to be deemed made on account of the amount that may be determined to be payable in accordance with the following procedures; (2) the parties shall engage, for a term not exceeding 180 days, in negotiations to restore the balance between their mutual obligations in a manner such that they will equitably share the burden arising from the imposition of a different exchange rate (in accordance with Section 2 of this enactment); upon successfully completing their negotiation, the parties shall settle any excess or deficiency between payments made on account and consideration agreed upon in the negotiation; (3) failing an agreement, the parties may resort to mediation in accordance with such procedures as are applicable in their respective jurisdiction and to the courts of law. In this event, the debtor may not withhold and the creditor may not refuse to accept payments on account. Further regulatory or explanatory action may be adopted by the Federal Executive Power to address specific circumstances or cases, and in so doing reliance shall be placed on the rule contained in Section 1198 of the (Argentine) Civil Code and the principle of "sharing the burden".*

An article published in a local legal journal commented on this section, expressing the opinion that "... *in principle, the doctrine of unforeseeability that our law contains in Section 1198 of the Civil Code, as amended, and to which specific reference is made in Section 11 of (Public Emergency) Law 25,561 itself, seems to apply to all [these] obligations between individuals. [...] In fact, by including such reference, the rulemaker is acknowledging that the devaluation and the pesification of liabilities qualify as truly unforeseeable events that warrant the application of the doctrine.*" (*Las obligaciones dinerarias en la emergencia económica*, La Ley, special issue, p. 15).

The procedure for the review of contracts was completed by further regulation (Section 4, Presidential Decree 71/2002) that ordered that any other payment obligations denominated in United States dollars or any other foreign currency should be recalculated at a smaller interest rate and with a longer repayment period. The

Emergency Legislation is consistent with this approach, and Section 11 of the Public Emergency Law remained in full force and effect (see Section 31, Federal Constitution).

Thus, we find that the procedure created for readjusting the value of contractual consideration following the pesification and the devaluation contemplates and incorporates the standards required by the law (Section 1198 of the Civil Code) to warrant a review of contractual obligations, to wit: the occurrence of extraordinary or unforeseeable events rendering consideration excessively onerous, and absence of negligence or delay on the part of the injured party (as noted in several legal journals, including El Derecho, 03.22.2002, and La Ley, 05.08,2002, 06.11.2002, 12.2002). In applying these rules, then, the parties should aim at maintaining their contractual relationship on an equitable basis (*affectio contractus*) by means of an amicable renegotiation of its terms or, failing that, by resorting to the court, and in any case in the understanding that any loss or damage should be ratably and equitable borne by both parties.

Back to the case at hand, it is undeniable that the Creditors' Agreement is contractual in nature (see Luis Porcelli, in La Ley, 06.10.02, and Monti, La Ley 2000-F-1089). The applicability to it of the procedure for contractual review finds support in the Argentine insolvency and bankruptcy legislation where it provides that

"[Section 159] *Any issue involving a transaction or matter of a financial or monetary nature in respect of which no specific rule is contained in the law shall be decided by the courts by reliance on other rules applicable to analogous cases or circumstances, and in so doing the courts shall make due provision for the protection of creditors, the integrity of the debtor's property and business, its state of insolvency, and the general interest.*"

We can rightfully claim that the Request for Judicial Revision filed by the Company involves a transaction of a financial or monetary nature that has not been contemplated in the law and that meets the legal standards specified in the above rule to merit consideration by the court, i.e., the protection of creditors, the integrity of the debtor's property and business, its state of insolvency, and the general interest. In the words of Bonfanti and Garrone in their bankruptcy law treatise *Concursos y Quiebras* (p. 477, Abeledo-Perrot, 1997), "*... there is no overstating the importance of judge-made law. It is ultimately up to the courts to create the law through their judicial --and judicious-- interpretations of the legislator's words, seeking to accommodate the multiplicity, variety and, oftentimes, complexity of circumstances that real life presents us with.*"

Out-of-court negotiations

The drastic change of circumstances so far described inflated the weight of the debt represented by the Company's Existing Notes relative to its revenue, assets, and equity:

(a) At December 31, 2001, the Company's non-current liabilities (this is, debt maturing in over one year from the balance sheet date) under the Existing Notes was equivalent to 49%, or less than half than, its total assets. At that time, one Peso was trading at a fixed rate of one dollar.

(b) At December 31, 2002, (the first fiscal year after the devaluation and the pesification), the debt under the Existing Notes was the equivalent of 637.4%, or <u>over six times</u>, its total assets (with the Peso then trading at Ps.3.37 to each dollar).

(c) The Company's foreign currency liabilities have continued to be denominated in dollars, while its sales have been converted into pesos.

(d) As a result, the Company had, at December 31, 2002, incurred a loss of Ps.80,444,429, or 73% of its shareholders' equity at December 31, 2001 (see Company's 12.31.2002 balance sheet).

(e) The seriousness of this situation – which affects not only the Company but virtually all businesses in Argentina – is such that has prompted the government itself to provide some relief (under Presidential Decree 1269/2002) to companies that have lost a substantial portion of their capital and reserves. Until December 10, 2003, these companies will be exempted from the statutory rule that requires a mandatory reduction of capital or even dissolution (depending on the extent of the losses – in the Company's case, it would be required to make a reduction of capital under Section 206 of the Argentine Business Companies Law 19,550).

(f) The Company has, as partial protection from the effects of pesification, one asset that has in part absorbed the shock: its power plant and generation equipment. However, this protection is clearly insufficient, its plant and equipment being a fixed asset not intended for sale and for which there is probably no comparable market price. On the other hand, its liability under the Existing Notes accrues interest that is denominated in dollars and is subject to the fluctuations of the foreign exchange market.

The combined effect of these circumstances has not been limited to a shrinking profit margin. The huge weight of the devaluation has crunched the Company's cash flow, in real terms, to a point that has made the Company fear that it would enter the financial high-risk zone that it has permanently fought to avert, particularly at a time when credit sources are unavailable.

Despite such dire straits as described above, the Company has honored all its financial commitments during 2002, contrary to other businesses, even some with international capital and shareholders, that have defaulted their foreign-currency obligations. However, faced with:

(i) no clear signs of a change for the better that will herald a restoration of the ability to pay foreign-currency debt;

(ii) the absence, as noted earlier, of credit to domestic companies, either from local or foreign sources;

(iii) delays in the collection of receivables following a freeze imposed by government on the accounts managed by the Wholesale Electricity Market;

(iv) the unpredictable length of time that may need to pass until domestic inflation and the new foreign exchange rates reach a break-even point (as has always eventually happened, so history teaches);

the Company concluded that, if it was to remain in operation, provide adequate maintenance to its generation plant and equipment, satisfy the power requirements of the region it serves and generate cash to perform its financial obligations, it must again seek to restructure its only financial liability.

To renegotiate the terms of its Creditors' Agreement with the holders of its Existing Notes, the Company embarked on an out-of-court negotiation based on a proposed arrangement plan (the "Out-of-court Arrangement Plan"). A chronology of the transaction follows:

1. Conversations with all Existing Noteholders commenced in early June 2002 to review the terms and conditions that had been agreed upon in the Creditors' Agreement. During July, September and December 2002, the Company held a number of meetings in New York City with some of the largest holders of the Existing Notes that had been issued under the Creditors' Agreement. At these meetings, holders were informed that, as a result of the new policies and regulations implemented in Argentina and the changes that such new rules had brought about in economic and political conditions, and also in the electricity industry, the Company needed to restructure its debt. Such restructuring would primarily seek to:

- preserve the viability of the Company;
- maintain a positive cash flow to support the continued operation of the Company; and
- ensure that the Company would be in a position to perform its obligations under the Creditors' Agreement.

2. On November 15, 2002, the Company's Board of Directors called the shareholders to an extraordinary meeting in order to obtain the required powers and authorization to prepare the terms and conditions of an out-of-court negotiation. The shareholders' meeting, held on December 4, 2002, adopted a resolution proposed by the president of the Company that consisted in the amendment of sections 5 and 6 of the corporate by-laws. The purpose of the resolution was to provide the Company with a further negotiating tool when the time came to make a debt restructuring proposal.

3. At December 16, 2002, the Existing Notes were represented by a Global Security registered in the name of the Depositary Trust Company ("DTC"), a limited purpose trust company organized under the laws of the State of New York and a member of the United States Federal Reserve System. DTC was created to hold securities

for participants who (1) beneficially own those securities, (2) hold the securities as custodians for their beneficial owners, or (3) are representatives of their beneficial owners.

4. On December 20, 2002, the Company appointed (i) The Bank of New York (the "BNY") as exchange agent in the Out-of-Court Arrangement transaction, in consideration of the fact that BNY had also acted as trustee in the 2000 Indenture; and (ii) Bondholder Communications Group ("BCG"), a company specialized in identifying, locating, and communicating with registered and beneficial bondholders, to assist the Company in managing the Out-of-court Arrangement transaction. BCG was chosen by the Company because BCG had proved instrumental to the successful completion of the Creditors' Agreement.

The Company then issued an Information Memorandum (the "Information Memorandum") for the Out-of-court Arrangement (which in the Information Memorandum is referred to as the "Exchange Offer") to be distributed to all DTC participants identified in DTC's securities position listings as holding Existing Securities registered at DTC.

BCG contacted each DTC Participant on the listing to determine how many copies of the information material in respect of the Out-of-court Arrangement each Participant would need, to ensure that each of its clients on whose behalf the Participant maintained Existing Notes would receive one copy of the material.

Beneficial owners of Existing Notes were asked to complete a reply form included in the documentation with their name, postal and e-mail address, and return the completed forms to BCG.

5. The deadline to file a reply in connection with the Out-of-court Arrangement was originally set for January 31, 2003, and further extended on two different occasions by the Company to a final February 26, 2003, deadline. The BNY prepared progress reports showing the aggregate principal of Existing Notes tendered in the Out-of-court Arrangement ("BNY's Final Report").

6. BNY created an Automatic Tender Offer Program ("ATOP") account in the name of the Company and activated a blocking procedure to facilitate the transmission of the Out-of-court Arrangement Plan and selection instructions. BCG and BNY monitored the ATOP account and blocking activity in respect of the Existing Notes. BCG provided a daily selection process report.

7. According to BNY's final report and BCG's report, the holders of Existing Notes

(i) in an aggregate principal amount of US$31,668,600, or almost 60% of all outstanding Existing Notes, tendered their notes in the Exchange Offer under Proposal 2, therefore **accepting** the Out-of-court Arrangement; and

(ii) in an aggregate principal amount of US$22,331,400, or around 41.35% of all outstanding Existing Notes, did not tender their notes, *i.e.*, they **did not participate** in the Out-of-court Arrangement.

The Company has acted in good faith by promoting an out-of-court negotiation – as prescribed in section 1198 of the Civil Code; that is, by approaching its counterpart with a will to discuss how to bring their contract back on workable terms. The counterpart, by refusing to negotiate or simply going through the motions and merely pretending to negotiate, entitles the moving party to bring a motion for contractual review before the courts. But, in our case, where in the context of economic emergency debts seem to have been *made* excessively onerous by the legislator itself, silence or a refusal to engage in negotiations may take on an added weight. Section 218(4) of the Argentine Code of Commerce lays down the rule that the subsequent conduct of the contracting parties, if relevant to the issue at stake, best translates the true intent of their mutual obligations: in this light, the silence or staunch refusal of one party to the contract may warrant a presumption that the other party's demand is fair (*Revisión del Contrato*, special supplement of La Ley law journal, February 2003, p. 36, La Ley, 2003; La Ley 1997-F-1018).

The Company made a successful Out-of-court Arrangement proposal. Now, it understands that it must come before the courts to review the situation of the remaining Existing Noteholders, who hold notes in an aggregate principal amount of US$22,331,400 (or 41,35% of the entire issue) and took no part in the arrangement, because:

- the principle of equitable treatment of all creditors (*pars conditio creditorum*) demands that the terms of the Out-of-court Arrangement proposal accepted by a number of Existing Noteholders be applied to the remaining Existing Noteholders, to ensure a closure of the negotiation initiated under the Emergency Legislation and Section 1198 of the Civil Code;

- the Creditors' Agreement being a bilateral transaction under which the parties have acquired legal rights and obligations (see La Ley 2000-F-1089), its review –in respect of one of its constituent proposals—must be made with the involvement of the reorganization court (see Section 274, Argentine Insolvency and Bankruptcy Law), in consideration of the fact that insolvency proceedings involve matters of public policy and are enforceable in respect of all creditors.

Arrangement Proposal is reasonable

The abrupt change of monetary conditions had a material impact on the Company that constitutes valid reason for its proposed arrangement and review by the court. In effect, to date the Company's obligations under the Existing Notes has more than tripled as a result of the new foreign exchange rates, while its revenues have not. This means that the Company's creditors now hold a claim that is entirely disproportionate to the Company's assets and capital; in other words, the balance of consideration existing at the time of the Creditors' Agreement has been broken (see General Report, and Information Memorandum).

The Emergency Legislation shattered the scheme that had prevailed throughout the last decade since the enactment of Law 24,065 (Electricity Industry Regulatory Framework), materially and adversely disrupting the economic and legal foundation of the Argentine electricity industry embodied in the Convertibility Law, the Electricity Industry Regulatory Framework Law 24,065 and the license contracts held by the privatized power utilities.

Because the only material debt carried by the Company was its US dollar denominated liability under the Existing Notes, its management had devised a financial strategy that sought to "dollarize" sales, so that virtually 80% of its sales were made under private contracts with large users, with prices stated in US dollars.

The legislative and regulatory changes forming the Emergency Legislation had the effect of destroying the coverage ratio between the Company's revenues and financial liabilities. For example, the price of energy plummeted from an average annual sales price of US$26.87 per MW/h as of December 31, 2001, to an average US$7.90 per MW/h for the first half of 2002, representing a 71% decrease in dollar terms, and we can only expect that this fall will be reverted in the medium to long term. Moreover, a freeze ordered on energy rates payable by end users translated into a similar freeze of Peso market prices, so that the price fetched by energy on the spot market experienced a similar decline of around 71%.

Despite these adverse circumstances, the Company has the ability to perform its financial obligations under its Creditors' Agreement, *provided, however*, that these obligations are adapted to accommodate the new reality it faces. In our case, then, the principle of law that favors the preservation of a contract over its frustration is not a mere wishful expression but a factual possibility.

Before the onset of the crisis and the passing of the Emergency Legislation, the Company was economically and financially in a position to perform, fully and orderly, all the terms of its Creditors' Agreement, as evidenced by its due and timely performance so far of each and every one of the payments required thereunder – including the latest three interest installments that were subject to a new corporate indebtedness tax created by Law 25065 subsequent to the date when the Creditors' Agreement was approved by the court. The burden of the new tax on those interest installments (Ps.161,460) was borne by the Company.

Now, with the Emergency Legislation in place, the Company is economically and financially capable of honoring its financial commitments in the manner proposed in the Arrangement Proposal that is brought to the court for review.

The matter that is presented to the court is, then, one that satisfies both the legal premise that requires that a contract or agreement exist and one of the ultimate goals sought by the insolvency laws, namely, the preservation of the debtor's business, a goal that is all the more desirable in the light of:

- A context of production and employment crisis – as stated in the Emergency Legislation and underscored by the courts in their rulings – brought about by the changes introduced in all types of contracts; and

- A debtor that is a viable, healthy enterprise with restructured liabilities, no tax, labor or bank indebtedness, that makes a vital contribution to regional economy and plays a key role in maintaining the safety and reliability of power utility services in the Argentine northwest, and is entirely owned by local investors.

In contrast, during the first seven months of 2002, 28 large companies operating in Argentina defaulted payment on 43 bond issues, involving an aggregate amount of US$988 million. Between August and December 2002, these companies will face maturities of US$2,602.8 million under their bonds; of this aggregate amount, 34% is owed by privatized public utility licensees whose rates were frozen and pesified in January 2002 (as reported in La Nación daily, February 2002).

The Arrangement Proposal

Our jurists have extensively debated the content of an offer *ad aequitatem*, or motion for adjustment under Section 1198 of the Civil Code, posing the question of whether, in making a petition for adjustment, the movant should present a specific proposal or merely request that the court, in its discretion, review and adjust the terms of contractual conditions on an equitable basis, equity being at the heart of this remedy (see *Revisión del Contrato*, p. 34).

Jurist Nicolau, as cited by Bidart Campos (see La Ley 10.18.2002, p. 1 footnote), offers some interesting insight when she says that *"The emergency regulations eradicated the "rule of exchange" but failed to substitute an adequate "rule of distribution" in its place, with the effect that no clear signs of fairness may be traced in many of the new emergency regulations."*

This idea is picked up by professor Vázquez Ferreyra (*Cambio de Circunstancias y Distribución del Riesgo Contractual*, pp. 41-42, in La Ley special supplement, September 2002) in his view that "... *the laws and regulations put in place so far go in the direction of* spreading *the contractual risk; let us note that this is not a risk that was created or desired by the contracting parties but rather imposed by public officers lacking in qualifications and capacity to deal with the difficult challenges facing our country. [...] In the task of contractual restoration that must be initiated by the parties and their legal advisors,* equity *should play a critical role and the parties should assume and accept that, far from looking at ways to derive some gain,* they will all need to be ready to lose a bit. *[...] Failing a mutual agreement between the parties, the courts should be called upon to seek what Peyrano dubs* 'an equitable distribution of the risk.' *According to Peyrano, this 'newborn remedy is specifically designed to restore certain legal relationships that may have been hurt by the sudden change in the rules of the [exchange market] game'".*

Professor Vázquez Ferreyra underscores certain guidelines:

- this remedy is based on equity; accordingly, due consideration should be given to the notion of sharing the burden;

- because the new laws and regulations are intended to protect debtors, the courts should, when in doubt, find in favor of debtors (*indubio pro debitoris*);

- the remedy may be sought by any of the parties to the contract;

- the remedy is informed of the general principle of *favor contractus*, embodied in a number of specific conservatory gestures: the interpretive position that seeks to conserve the business (Section 218(3), Code of Commerce), partial avoidance of contract (Section 1039, Civil Code), confirmation of void contract (Section 1850 and related, Civil Code), upholding a multilateral contract that is invalid in connection with one of the parties when such party is not vital to the contract (Section 16, Business Companies Law), the substitution of the abusive clauses included in the massive contacts (Section 37, Law 24240), the

possibility, in certain cases of error in a contractual amount, of seeking an equitable adjustment on grounds of factual error and also at the instance of the non-moving party if choosing to invoke the invalidity of the contract in connection with the loss (Section 954, Civil Code) and different hypothesis of legal or formal conversion (Section 1185 and 1187, Civil Code) (see *Revisión del Contrato*, p. 32).

Because the death of one contract means also the frustration of countless other related transactions, the notion of *favor contractus* transcends the realm of the law to become a necessity in the logic of the market. Guillermo Borda adds that "*when confronted with such a set of circumstances, the courts must exercise prudence and act in strict adherence to the norms of equity, resorting to a variety of formulas [...] that will inexorably, as in the past, lead them to a decision that ensures that the loss is shared equally by both parties*" (Guillermo Borda, La Ley special supplement – November 2002, p. 16). And this should be so because "*if one complains that there is no rule of law, one should also understand that such rule will not be brought back when, presented with extraordinary circumstances, we choose to do without the most elemental notions of justice,*" (Eduardo Ratti, La Ley 11.08.2002).

In the words of Mosset Iturraspe, "*The courts, in acting as a bridge between two differing positions, must pay close attention to subsequent facts and circumstances and to their impact on the internal weaving of the business or contract, on the balance of consideration that the parties to the contract had worked out, on their intent and expectations. We maintain that the courts should only attempt to restore that initial balance, and not necessarily try to find an ideal or perfect balance. Neither should the courts busy themselves with seeing that the parties will share the burden of any subsequent risks. An effort, of great proportions at times, will be required to bring each contracting party back to their initial situation while preserving the essence of the risks that each one had assumed. This is what we call the economy of a contract. [...] Contracts are an enterprise with a view to the future, and as such they continue to be, as expressed by Carbonier, an act of faith. The stability of the legal relationships that arise from contracts is an absolute condition to ensure continued trade. However, in the search for a new notion of contractual fairness, it becomes clear that stability does not necessarily equal immovability. The injured party, faced with the excruciating choice between tolerating a substantial deviation from his original contractual project or moving for termination of his contract may end up* as the underwriter *of a contractual risk that, by its own definition, should have been deemed assumed by both parties, so that the agreement, rather than been respected, is surreptitiously changed.*" (*Revisión del Contrato*, p. 34).

In this line of thought, Augusto Morello indicates that "*In dealing with contracts, we should strive to strike a balance between financial concerns and the moral issues that the dictates of good faith present us with in a variety of circumstances and settings along the life of a contract. The frustration of the financial finality of a business transaction will be averted if we manage correctly to weigh time and changing economic circumstances, if we keep in sight the ultimate goal of the transaction and the parties reasonably adapt their interests and expectations.*" (La Ley, 1989, B-519).

Leonardo Vergara, going deeper into the search for a method of adjustment, has come forth with these ideas: "*The devaluation of the peso as against the US dollar is a fact that has a bearing on the value of consideration in a contract. After a devaluation, we need to determine the new purchasing power, i.e. the new value, of that currency. The impact of devaluation on the value of the dollar is easy to determine by looking at the relative position of one currency by comparison to the other: just checking the exchange rates posted that day will suffice. However, if we want to see how the devaluation has affected the value of consideration in, say, a real estate transaction, we will need to check the US dollar price of the property both before and after the devaluation. If, after the devaluation, the same property is being offered at a smaller US dollar price, then it will be clear that the US dollar has increased its purchasing power, at least in respect of that particular property. [...] A contract is inherently an act of balance. It requires a certain fairness or equivalence of consideration: it needs not be mathematically equal, but it should at least be proportional. Contractual equity is, thus, a "measure" that must take into account the mutual promises of the parties, the things to be given and received, etc., so that a balance can be reached after comparing the value that the parties to the contract wish to exchange. It is reasonable to assume that, in normal circumstances, the parties to a contract agree to contract if the consideration they will give is proportionate to what they will receive. [...] The parties have a legitimate interest to see that a balance exists when they engage in contract and that this balance is maintained along its life. If the time comes when the terms and obligations under a contract need to be adjusted or modified, the notion of finality should be kept in sight. However, because money used as a unit of measure, the value that is to be exchanged under the contract is assimilated to it as its functional equivalent. From a different perspective (which we favor as being more precise), even if money continued to be the same after its value has been altered, its purpose will be changed, therefore frustrating its*

finality. When faced with a substantial change in the value of money, the obligations that were originally agreed upon must be quantified anew and a new amount of money must be determined that will better reflect the value of consideration. [...] Now, then, is there anything in the finality of a contract that may serve to adjust the contract by reference to its value? Yes: the reasonable preservation of the values and terms of the exchange. *[...] The notion of finality contains an underlying notion: that the contract should be intelligible. This means that it should be understandable. An intelligible contract is one that makes sense and is reasonably understood, and this has to do with the principle of good faith. A party would be acting in bad faith in attempting to enforce a nonsensical (i.e., unintelligible) contract: a contract that is not intelligible is lacking in finality. And that will be the case where the parties have failed to reasonably determine the value and the terms of their exchange."* (La Ley law journal, 09.11.2002).

The text of the Consent Solicitation provides ample evidence that, at the time of the Single Plan proposal, the parties were fully aware that:

- The Creditors' Agreement was being made in the context of a court-supervised reorganization that placed great importance on the viability of the Company and its real value. Back then, the Existing Notes represented around 50% of the Company's assets and the Company was truly capable of repaying that liability, because its sales were denominated in US dollars. The subsequent pesification imposed under the Emergency Legislation has altered the value of both its debts and assets. Thus, the amount of the debt in its original currency will absorb its entire assets, involving a disproportionate burden of consideration for the Company and an unjustified enrichment for its creditors;

- The proposal was reasonable in the context of a rule of convertibility that had already been in place for 10 years;

- The Company's ability to perform its foreign-currency payment obligations could be seriously impaired by an amendment or repeal of the Convertibility Law.

The proposal that the Company is making as part of its Request for Judicial Revision seeks to:

- ensure the Company's ability to repay creditors' claims (as in the case of the prior agreement with creditors, where the Company effectively paid, as committed, an advance on principal and four interest installments);

- provide for an equitable distribution between the Company and the Existing Noteholders of the currency imbalance caused by macroeconomic conditions in Argentina – albeit such distribution will not be arithmetically equal, it so being that the Company will carry a heavier portion of the weight of devaluation;

- harmonize all interests at stake, i.e. (i) the continued existence of the Company in its new environment; and (ii) the natural and reasonable expectation of all its creditors to recover their claims.

Both in the Creditors' Agreement and the new arrangement that the Company is proposing, consideration is determined on the basis of four variables: (i) currency; (ii) principal amount; (iii) term to maturity; and (iv) interest rate.

The Company acknowledges that it is a basis of common understanding with the Remaining Existing Noteholders that any new repayment proposal should provide for payment in US dollars. Accordingly, the arrangement proposal that the Company is bringing to the review of the court is expressed in that currency. In this respect, let us note that the Emergency Legislation does not contain any language barring an adjustment and/or judicial review of payment obligations denominated in US dollars (see Section 4, Presidential Decree 71/2002, and Section 1198, Civil Code).

This said, in order for the Company to be in a position to repay the (US$54,000,000) principal outstanding under the Notes, the 10-year repayment term stipulated in the Creditors' Agreement should be extended an

additional 3 years, such that principal outstanding would be repaid in 2013. In other words, the Company is offering to honor its obligation to pay in US dollars, but requires a longer repayment term – a request that does not seem unreasonable in the light of the sizable increase that its obligation has experienced. In addition, in consideration of the Company's intention to effect payment in US dollars and within the shortest possible term, the interest rate applicable thereto should also be changed. The arrangement proposal that the Company is bringing to the consideration and review of the court therefore consists of:

Proposal 1: Up to an aggregate principal amount of US$32,400,000 of 3% New Notes due 2013 and up to 24,840,000 Class D ordinary shares of its common stock, nominal value Ps.1 per share, representing approximately a 28.31% economic interest and a 7.32% voting interest in the Company.

For each US$1,000 in principal amount of Existing Notes tendered under Proposal 1, the Company will issue US$600 in principal amount of -New Notes and 460 Shares (rounded to the nearest whole number to issue New Notes in minimum denominations of US$1 and to avoid the issuance of fractional Shares).

and/or

Proposal 2: Up to an aggregate principal amount of US$54,000,000 of 2% Notes due 2013.

For each US$1,000 in principal amount of Existing Notes tendered under Proposal 2, the Company will issue US$1,000 in principal amount of New Notes.

The holders of the Existing Notes may exchange their Existing Notes in for either or a combination of the two proposals, in any proportion that such holder chooses.

All other terms and conditions applicable to the proposed arrangement are contained in a schedule attached hereto, "Creditors' Agreement Court - Sanctioned Amendment Plan – Terms and Conditions of New Notes," and will be included in a new Indenture to be executed in connection therewith.

If our Request for Judicial Revision is allowed by the court and the Creditors' Agreement is amended accordingly, a distinction should be drawn between Existing Noteholders choosing to come forward and accept the Company's proposed arrangement and those who remain silent or refuse to accept the proposed arrangement. In the case of the former, the court in its review should uphold any choice as is made by each Noteholder for either of Proposal 1 or 2 or a combination thereof. However, in the case of Existing Noteholders withholding or refusing consent, the court should order that they be deemed bound under Proposal 2, in the belief that no Noteholder may be forced by the courts to become a shareholder in the Company as contemplated in Proposal 1.

IV. PROCEDURAL MATTERS

(a) Applicable rules of procedure

In accordance with the nature of the petitions that are brought before the court and as prescribed in Section 280 of the Insolvency and Bankruptcy Law, it is appropriate that these presents be treated under the rules of procedure applicable to incidental motions.

(b) Persons on whom process should be served – Form of service

(i) Petition for court confirmation of out-of-court arrangement with creditors. Notice should be served, through the Trustee appointed under the 2003 Indenture at its address as therein indicated, on the holders of Existing Notes tendered for exchange (in the Exchange Offer), representing almost 60% of all outstanding Existing Notes.

(ii) Motion for interlocutory injunction and court review of Creditors' Agreement. Only the Remaining Existing Noteholders, who hold an aggregate principal amount of US$22,331,400, or 41.35%, of all outstanding Existing Notes, have legal standing in connection with this motion. They are not represented by the BNY. Under Section 6.1 (penultimate paragraph) of the 2000 Indenture, the BNY, in its capacity as Trustee, has no power to "*authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the securities or the rights of any Holder thereof (nor is the Trustee authorized) to vote in respect of the claim of any Holder in any such proceeding.*"

For the above reason, and notwithstanding service of notice on the BNY, it is admissible that the provisions of Section 9.6 of the 2000 Indenture be applied as they refer to the ability of the Company to call a meeting of Existing Noteholders at any time. The relevant language of the 2000 Indenture reads "[...] *With respect to all matters not contemplated in the Indenture, meetings of Holders will be held in accordance with the Argentine Negotiable Obligations Law.*"

Section 14 of the Argentine Negotiable Obligations Law provides that "*Meetings shall be called in such manner as prescribed in Section 237 of the (Argentine) Business Companies Law 19550 (RS 1984). Meetings shall be presided over by the person acting as representative of the bondholders or, in default thereof, by a member of the supervisory committee or surveillance committee or, in default thereof, by a person acting on behalf of the regulatory authority or by a person appointed by the court. All other matters shall be governed by the provisions of Sections 354 and 355 of Law 19550 (RS 1984).*"

The above cited sections of the Business Companies Law, in turn, stipulate that (i) notice of calls to meetings should be posted during 5 days, (ii) at least 10 days and not more than 30 days in advance (of the date set for the meeting to be held); (iii) in one or more newspapers of wide circulation; (iv) with indication made of the nature of the meeting, the date, time, and place of meeting, and the agenda thereof; and (v) majority rules shall be as prescribed in Section 243 of the Business Companies Law for voting at a regular shareholders' meeting of a stock corporation.

In connection with bondholder meetings, the 2000 Indenture further prescribes that "[...] *The meetings will be held in Buenos Aires; provided, however, that the Company or the Trustee may determine to hold any such meetings simultaneously in Buenos Aires, Salta and in the City of New York by any means of telecommunication which permits the participants to hear and to speak to each other. In any case, meetings shall be held at such time and at such place in any such city as the Company or the Trustee may determine.*"

Alternatively, Section 45 *bis* of the Insolvency and Bankruptcy Law (as supplemented by Law 25589) on the manner in which consent shall be solicited from holders of securities issued in series admits (paragraph 1) that a meeting of bondholders may be called by the courts and vests the courts (paragraph 8) with broad powers to ensure the participation of bondholders and the smooth conduct of the proceedings. While these rules have been conceived to apply to a matter of great significance as is the solicitation of consents to approve a reorganization plan, they may, by analogical extension, be deemed appropriate for process in connection with this motion (see Section 159, Insolvency and Bankruptcy Law).

Accordingly, for the purpose of ensuring the Remaining Existing Noteholders' right of defense and their appearance to receive notice of the Request for Judicial Revision, it is appropriate that, as contemplated in Section 9.6 of the 2000 Indenture, Noteholders be called to attend a meeting to be held at Avenida Leandro N. Alem 822, Piso 12, City of Buenos Aires (telephone 54-11-4311-6064/6065/6066), on April 30, 2003. Notice of the meeting should be posted in the Argentine Official Gazette (*Boletín Oficial*) at least 10 days in advance of the date of the meeting (i.e., from 14 to 29 April 2003), and such publication should be made for five consecutive days (i.e., from 7 to 11 April 2003) in each place of publication.

Because it is desirable that notice of the meeting be disseminated as widely as possible, publication should also be made in the manner previously used in the context of the Creditors' Agreement. Accordingly, notice should be published in the Argentine Official Gazette and the Salta Gazette, in the Tribuno newspaper of Salta, La Nación of Buenos Aires, The Wall Street Journal of New York, and La Voix de Luxembourg – Luxembourg Wort – of the Great Duchy of Luxembourg. The forwarding of the Request for Judicial Revision should be made for 10 days, plus an additional 10 days in consideration of the fact that some recipients of notice may be in faraway locations (Section

281, Insolvency and Bankruptcy Law, Section 158 of rules of procedure under Section 278, Insolvency and Bankruptcy Law).

(c) BNY involvement

As indicated above in this section, the BNY has no power to act on behalf of the Remaining Existing Noteholders in connection with the Request for Judicial Revision. However, sections 4.13 and 12.3 of the 2000 Indenture require that the BNY be made a part in the proceedings. Accordingly, it is appropriate that notice thereof be served on BNY at its address for service of process and at its address as appearing in the 2000 Indenture (see Section 12.4, item 2).

The court is advised that the Company, in an effort to ensure the transparency of the transaction involved in its arrangement proposal, has appointed BNY as Exchange Agent and Paying Agent of the New Notes (see page 34, Information Memorandum, and 2003 Indenture), and BNY therefore has specific knowledge of the financial restructuring intended by the Company.

V. MOTION FOR INTERLOCUTORY INJUNCTION

As shown in detail in items (i), (ii), and (iii) below, the motion for interlocutory injunction sought by the Company meets all the general standards laid down in the law (*Las Medidas Cautelares contra la Administración*, Beltrán Gambier and Carlos A. Zubiar, La Ley 1993-D, p. 690).

Scope of interlocutory injunction as relating to payments

In consideration of the facts and circumstances detailed so far in this document, the Company prays that the court grant injunctive relief in the form of an interlocutory order to remain in effect during the pendency of and until a decision is rendered by the court in connection with the Request for Judicial Revision, as follows:

Restraining Injunction. That the accrual, collection and payment of amounts due under the Creditors' Agreement and any other instruments executed in connection therewith be suspended as from March 26, 2003.

Mandatory Injunction. That the Company be required to make payments due on or after March 26, 2003, under its Creditors' Agreement in the manner specified in the Request for Judicial Revision that the debtor Company is filing with the court. Any payments so made shall not constitute or be construed as an event of default entitling any creditors, individually or jointly, to file any claim whatsoever in respect of any deficiency in payment as received in accordance with the Request for Judicial Revision filed with the court.

Accordingly, if the motion for injunctive relief is granted by the court, any payments made by the Company to Existing Noteholders, as stipulated in its proposed arrangement plan, pending a decision by the court in respect of the Request for Judicial Revision:

(i) shall not be deemed to be or be construed as an event of default entitling any creditors, individually or jointly, to file any claim whatsoever in respect of any deficiency in payment as received in accordance with the arrangement proposed by the Company;

(ii) shall, in respect of Existing Noteholders who choose to come forth and expressly state their acceptance of Proposal 1 under the arrangement plan, be computed as payment and discharge as from the date on which a decision by the court in respect of the Request for Judicial Revision becomes final. Accordingly, Existing Noteholders so choosing to accept the Company's proposed arrangement shall not be required to reimburse any moneys in respect of any Shares received under Proposal 1;

(iii) shall not be tantamount to any acknowledgment or otherwise by the Company, as further explained in the section "Rights Reserved" below.

Interlocutory injunctions are classified on the basis of the purpose they serve into restraining and mandatory orders. An interlocutory restraining injunction acts as a conservatory measure in that it seeks to "freeze" a legal or factual situation as it is, to prevent any threatened change in that situation from frustrating the final result

being sought in the main action to which the interlocutory motion is incidental. Conversely, an interlocutory mandatory injunction is based on the assumption that the expected outcome of the main action to which it relates will be jeopardized and ultimately defeated if a change in factual circumstances is not mandated from the beginning (see Ricardo Reimundín, *Prohibición de Innovar como Medida Cautelar*, p. 19, Ed. Astrea, 1979).

On a similar argumentative line, Carnelutti (*Sistema de Derecho Procesal Civil*, as cited by Peyrano in his work *Medida Cautelar Innovativa*, p. 13 et seq., chapter III, Ed. Depalma, 1981) says that "*the requirements that should be satisfied in order (for a court) to provide a provisional solution of the issue by ordering a change rather than the conservation of a factual state or condition are, needless to say, the exact opposite (of those enumerated before). There are cases in which judgment, or the execution of judgment, may be defeated in its finality if a change in the factual circumstances is not ordered from the very beginning. We should understand that the success of litigation, seen both as a process and as a result, depends on a number of factual conditions which, if absent, may lead to the full or partial frustration of its finality*" (p. 249). He adds that "*... in other cases, the effectiveness of legal action may not be assured unless contending parties are placed on an equal footing, or unless certain measures are adopted by the court at an early stage in the proceedings that would be ineffectual if adopted at their logical, or natural time. [...] It is a true that, whether determined by nature or by man, certain circumstances may adopt a pattern such that they will constitute an advantage to one of the parties over the other, a source of imbalance along the course of the action.*"

(i) Right invoked is prima facie genuine

The description of the facts and legal considerations and the supporting documentary evidence presented herein or attached hereto constitute prima facie evidence of the right invoked. The standard for review of an interlocutory motion of this nature requires that a showing be made only as to the possible existence, rather than the certainty of existence, of the right invoked. We quote, "*The prima facie existence of the right invoked is a matter that should be reviewed in a broad sense; a strict determination will only be required at the trial stage.*" (El Derecho law journal, vol. 13, p. 390, No. 6).

This is not, however, to say that the courts should let themselves be guided by their nose alone, but rather that they should administer justice. The propriety of this type of interlocutory protection has been upheld by the Federal Supreme Court of Justice as applying to cases where certain actions need be prevented that would otherwise have harmful consequences (as reported in La Ley journal, 01.25.2002, cover page). "*A prima facie showing will suffice, taking the facts as they appear to be. The burden of proof lying with a party motioning for a court order of this nature is limited to summarily showing that the right invoked may be presumed to be genuine. In deciding whether to grant or refuse interim injunctive relief, the courts do not need to have evidence or form a certainty that the claims or facts averred are true. Neither are they required to form a conviction or even consider probable that they are. The requirement, then, is lesser in extent: that the court be reasonably satisfied that the averred facts or rights are believable.*" (Morello, *Códigos Procesales en lo Civil y Comercial*, Ed. Abeledo Perrot, 1996-II-C,494).

(ii) Danger of immediate irreparable harm

- The Company may not make payment as stipulated in its Creditors' Agreement without risking a serious impairment in its available cash that would, in turn, force it to neglect its power generation and maintenance operations and thus jeopardize its own continued existence as a going concern during the pendency of the action;

- It needs hardly be explained that, if interlocutory injunctive relief is now denied and the Request for Judicial Revision is later on granted, any amounts of money until then paid will be impossible to recover, defeating the purpose of the Request for Judicial Revision. Such impossibility is posed by the very nature of the creditors of the Company: holders of bearer securities issued in series who are hard to identify and may easily trade their securities;

- Making payment in accordance with the terms of the Creditors' Agreement only to the holders of 41.35% of Existing Notes would amount to a violation of the principle that all creditors are to be treated equally (*pars conditio creditorum*) that informs all insolvency laws. They would be receiving a more favorable treatment than afforded to those Existing Noteholders who were willing to cooperate with the Company in its time of dire need;

(iii) National Securities Commission of Argentina, of Buenos Aires;
(iv) Argentine Electricity Market / Mercado Abierto Electrónico S.A., of Buenos Aires.

VI. MOTION IN THE ALTERNATIVE. PESIFICATION. UNJUSTIFIED ENRICHMENT. UNCONSTITUTIONALITY. RIGHTS RESERVED

The complexity of the issues that have sprung to life as a result of the Emergency Legislation goes beyond the scope of these pages. Accordingly, in the event that opposition is raised to the arrangement plan proposed by the Company or if its Request for Judicial Revision is denied by the Court, the Company (i) makes a motion in the alternative praying that the Court enter judgment on grounds of unjustified enrichment, pesification, and unconstitutionality of any Emergency Legislation rules contemplating events of exclusion and adjustment procedures that may be deemed, either in respect of their application or their interpretation, to be absolute; and that the Court therefore order that the Company's reorganized debt be pesified at an adjustment rate that bears a direct relationship to the growth potential of its business; and (ii) expressly represents on its and its shareholders' behalf that the Request for Judicial Revision should not be deemed to constitute a waiver of any other right or remedy available to it or to them on grounds of abuse of right, position of control, and unlawful acts.

VII. LEGAL BASIS

The legal basis for the petitions hereby made by Petitioner on behalf of the debtor Company is contained in the rules and jurisprudence cited throughout this document, the provisions set forth in item I, Preliminary Title, Code of Commerce, and sections 15, 16, and related sections of the Civil Code.

The action for adjustment or amendment of contractual obligations has been the subject of rich debate. In a recent ruling, the Federal Supreme Court has held the action to be appropriate (in Figueroa – La Ley 2002-F-726), further consolidating an already strong belief among the courts (see multiple court decisions as quoted in *Revisión del Contrato*, p. 26). A bill prepared by the Executive Power in 1993 (Section 899) contemplated the possibility of a court action for contractual adjustment and required that the courts, in their decisions, should take into consideration the dictates of equity, the nature of the contract, whether its performance was feasible, and the financial purpose of the parties at the time of engaging in contract. Similar considerations may be found in the Consolidation Project prepared by the Federal Commission (Section 1198) and a 1998 Civil Code amendment bill (Section 1060).

In Italian law (Section 1447) and the English common law, the theory of frustration of contract popularized the idea of impracticability, i.e., contractual performance that has been rendered excessively cumbersome to the point of resulting in a radical change in the obligation. In the United States, the theory of frustration of contract was first incorporated in the Second Restatement (§265). Judge made law and jurisprudence seem to have come to a meeting of the minds in 1980, when in the leading case Aluminum Company of America vs. Essx Group the idea was formed that, if the law refuses an appropriate remedy when a judiciously worded long-term contract fails, then all contracts of that nature will be at greater risk.

The Modern European Principles in the area of contractual law deal with the so-called "change of circumstances" that turns the obligations under a contract excessively onerous. The courts are in favor of preserving the business embodied in a contract but, as a matter of good faith, the intervention of the court will only be in order after the contending parties have engaged in negotiations in an attempt to restore the economy of their contract (like the Company has done in its Exchange Offer that commanded the goodwill of holders of almost 60% of all Existing Notes issued under the Creditors' Agreement) or to amend their contract so that any losses and advantages realized on account of the change of circumstances is fairly and equitably distributed between them. It goes without saying that the courts will first aim at the preservation of the contract and that termination of contract will be left as a last resort, if a continued contractual relationship becomes clearly unworkable. Maintaining the contract is a desideratum in the Principles, such that an award of compensatory damages is admissible against a party refusing to negotiate.

In short, modern legal trends stand clearly on the side of preserving the relationship that arises from contract, providing an injured party a legal action that can help bring the contract back to its original sense. Today, contracts need to be endowed with an ability to adapt to changes and transformations that are capable of seriously impairing contractual performance. Modern contracts are a *chose vivante* (in the words of Ripert) that are responsive

to changes, they have a new "plasticity" (Nicolau) and an "open weave" (Muir Watt) (as quoted in *Revisión del Contrato*, by professors Tobías and De Lorenzo).

The question that is begging to be answered is whether, when original circumstances have changed so drastically as a result of the severe depreciation of our currency, it is equitable and lawful to demand that the debtor perform its obligations to the fullest – to demand that it pay the exact amount stated as owed in the original currency in which it was stated.

An eloquent example of what has come to be known as the "hard line" is to be found in the English law of contracts. For many years, it was a rule of law that a man who entered into contract was thereafter strictly bound by it and should be made to assume the consequences if, due to changing circumstances, he was unable to perform his obligations and his contract contained no express limitation of liability. The fundamental principle was that a party to a contract was tied by his promise and, absent an exemption or limitation of contractual liability, he should bear any consequences if circumstances subsequently changed and prevented his performance of the contract (see Chitty, *On Contracts*, 250 Sweet & Maxwell, London, 1983, vol. 1, General Principle, Discharge by Frustration, Chapter 23, No. 1521, p. 830; and The Former Rule as to Absolute Contracts, quoted by José Domingo Ray in *Frustración del Contrato*, pp. 37-8). In the 1647 case Paradine v. Jane, the court laid down a classical precedent that illustrates the hard line approach and that has been extensively discussed by our jurists. The strict, absolute principle of specific performance was found by many to be unjust, and alternative ideas began to arise in an attempt to soften the harshness of the rule. The 1863 ruling in Taylor v. Caldwell probably marks the beginning of this new trend. In its ruling, the court decided that the unbendable rule of specific performance applied only to positive, absolute obligations, and not to obligations that were subject to an express or implied condition.

The precedent in Taylor v. Caldwell was followed by many others that helped shape the so-called theory of frustration of contract into its clearest form as found in the series of trials known as the "Coronation Cases". They were called that way because they were related to the coronation of Edward the 7th, Queen Victoria's son, that was to take place in June 1902 but was suspended on account of Edward being ill (see Ray, op. cit. p. 48). Following this theory, a contract is deemed frustrated if, by reason of subsequent occurrences involving no fault on either party, the nature of the obligations of the parties is changed into something that is eminently different from the original intent of the parties, that does not at all reflect the meeting of their minds. Although the theory had the practical effect of bringing the disputed contract to an end, it nevertheless became extremely popular. The courts then went on to apply the theory to cases where performance was not absolutely impossible and the notion evolved that a contract is frustrated when the obligations of the parties are distorted beyond their nature (for example, if the contract loses its commercial purpose due to circumstances changing through no fault of either party). Under the rules of common law, the frustration of a contract involved its termination as from the time when found to be frustrated. However, because termination did not impair its validity before termination, the courts had no power to restore the economic implications of the contract.

This rule was set aside in the Fibrosa case. The decision in this case took on paramount importance because it coincided with the passing of an act of Parliament in 1943 that empowered the courts precisely to restore those economic implications as between the parties in certain cases where the theory of frustration applied (see Ray, op. cit. p. 72). After the theory of frustration, greater relevance was placed on the theory of impracticability discussed earlier, which makes room for judicial intervention where the obligations of the parties have been radically altered to a point where performance becomes excessively onerous.

Other theories have been attempted in an effort to devise a remedy, notably the notion of implied terms, championed in Germany by Windscheid and Oertmann, the theory of fair and reasonable resolution upon a change of the obligations, or the doctrine of contractual basis promoted by Karl Larenz and warmly received by a large portion of our jurists. One and the same idea pervades all these proposals: that the principle that the contract is law between the parties (*pacta sunt servanda*) should be qualified and made contingent on circumstances remaining unchanged (*rebus sic stantibus*).

Undoubtedly, this belief underlies the provisions of the United States bankruptcy rules (Chapter 11) that allow an arrangement with creditors to be amended at any time after its approval by the court (see United States Code Service, Title 11, Bankruptcy, Chapter 11, Reorganization, Sub-heading II, The Plan, §1127 and related sections).

In our legal system, the enforceability of contracts is set forth in Section 1197 of the Civil Code, inspired on Section 1134 of the French civil code, as it provides that "*obligations arising out of a lawfully formed contract are law between the parties...*" Let us note that this language does not imply a strict assimilation of contracts to the law, but is nonetheless clear in that a contract that the parties engage in of their free will and in abidance by all requisite legal provisions must be performed by the parties "as if" it were law (José María Gastaldi, *Contratos*, vol. 1, p. 120). In other words, this wording that contractual obligations "are tantamount to the law" as relating to the parties to the contract is a metaphor, a figure of speech used by the author of the code (and originally drafted by Domat). It serves to bring contracts at par with the law as far as their enforceability is concerned, but does not pretend to pass on the nature of contractual provisions (see Belluscio, Zannoni, *Código Civil Comentado, Anotado y Concordado*, vol. 5, p. 890). However, as is the case generally in continental contract law – especially the rules of French inspiration – this principle is not, and has never been, an absolute one in the Argentine legal system in that a party under a contract is not answerable for its failure to perform that is due to an act of God or *force majeure*.

The rigor of the rule is again qualified by certain general limitations (e.g., public policy, ethics, moral conduct, etc.) and specific remedies including actions for loss (Section 954), abuse of right (Section 1071) and the theory of unforeseeability (Section 1198) that were incorporated in the law under de facto law 17,711. It is this theory of unforeseeability that forms the basis for a trend to temper the harsh principle of specific performance in cases where circumstances have radically changed. We see then, that there is no room in the dynamics of the law for the concept of "invariance" developed by Albert Einstein in his theory of relativity. It was this notion that inspired his observation of speed of light as being an absolute constant, one that never changes. Invariants are fundamental in mathematics and are frequently referred to as symmetries. A shape is symmetrical if it remains invariable when certain types of changes occur. For example, a circle on a plane is symmetrical because it will not change no matter how it is rotated, unlike a square which will only be invariable in a 90 degree rotation.

The principle of good faith, for its part, constitutes the true background of the law; it is a basic notion that must be acknowledged as lying at the root of any legal system. Good faith stands above the interpretive rules contained in Sections 217 and 218 of the Code of Commerce and pervades the Civil Code, even if it is only expressly referred to in its Section 1198. It provides not only a guiding light for the interpreter of the law, but also for anyone contemplating to engage in contract or about to perform a contractual obligation, and generally applies to any situation in which legal rights are involved (see Gastaldi, op. cit. vol. 2, pp. 108/9). The notion of good faith, let us repeat, runs throughout our Civil Code, be it in the area of marriage, of property, of succession, and certainly in contracts where it also provides an interpretive yardstick. It ranks very high, where law meets ethics (see Marcelo Urbano Salerno, *La imprevisible alteración del contrato a causa del fenómeno monetario*, in La Ley, 2002-A-1317). It deserves so high a praise in hermeneutics that it must induce an interpretation of the rules of law that will render a fair decision, even at the cost a fraudulent interpretation (in Shylock Case, Rudolf Von Ihering, *La Lucha por el Derecho*, p. 13).

A distinction should be drawn here from the loss that arises where consideration is unconscionable as stipulated in the contract, since this original flaw will render the contract void (see Jorge Joaquín Llambías, *Código Civil Anotado*, vol. II-B, p. 108).

As for remedies against abuse of right, it is commonly agreed by scholars that this is a legal standard that the courts may use of their own accord; it is a driving force that tries to impose ethical standards in legal dealings and should not be restricted by the stricter rule contained in Section 619 of the Civil Code in connection with monetary obligations (see Jorge Bustamante Alsina, *Teoría General de la Responsabilidad Civil*, p. 156). Though clashing opinions exist, the terms in which Section 1071 of the Civil Code is worded reinforce the view that the rulemaker had an absolute, rather than a relative, approach in mind, but subject to two qualifications. One refers to the nature of the right that is being abused to the detriment of its original purpose and finality; this is to say, a right that is abusively exercised such that the purpose of its granting is defeated (see Luis Josserand, *De l'esprit des droits*, 2nd Edition, Paris, 1939, pp. 349 et seq., pp. 291 et seq.; and E. Porcherot, *De l'abus du droit*, Dijon, 1901, p. 124, as cited by Jorge Llambías in *La Ley 17711: Reforma del Código Civil*, Jurisprudencia Argentina, 08.05.68, p. 27). The second one is broader in scope: it subordinates the exercise of a right to a higher ethical obligation (as expressed by René Savatier in *Des effects et de la sanction du devoir moral*, Paris, 1916, p. 23 et seq., and Gold-Schmidt, *La Teoría del Abuso del Derecho y el Anteproyecto Brasileño de un Código de las Obligaciones*, in the Cordoba School of Law and Social Sciences Newsletter, July-August, 1942, pp. 350 and 376, in line with the ideas of Jorge Llambías, op. cit., pp. 27 and 28).

We can rightfully maintain that, when a person holding a prerogative afforded by the law engages in conduct that is in abidance by the legal rule from which his prerogative arises but is not in good faith or is contrary to ethics, moral conduct, or the social and economic finality of his prerogative, and thereby inflicts harm, then that person has abused his right. Josserand, the first scholar to develop a systematized approach to the matter, explains that the theory of abuse of right was born in reaction against individualistic liberalism. He says that, when the legislator grants us a prerogative, he does not intend that we do whatever we please with it but rather that we do what the legislator had intended us to do. All legal prerogatives, he adds, have been designed with a purpose that is their reason to be and against which no person may lawfully rise. Each right is designed to follow a certain path; individuals are not free to change that path in accordance with their whims. This approach provides a more social view of the law (see Louis Josserand, *De l'esprit des droits et de leur relativité – Théorie dite de l'abus des droits*, 2nd Edition, Paris, 1939, as cited by Belluscio and Zannoni, op. cit, vol. 5, p. 53).

Then, a demand of specific performance of contractual obligations that fails to pay the slightest attention to the fallout of a cataclysmic crisis will be abusive and contrary to the dictates of good faith: forcing the debtor Company to repay its debt in full and in its original currency means that its shoulders are to carry the entire weight of the dramatic change in the circumstances existing at the time of engaging in contract (when, under the rule of convertibility, one peso was equal to one US dollar, see Sections 1 et seq., Law 23928 and Sections 1 and 3, Presidential Decree 2128/1991).

A demand of this tenor would only have prevailed in the English courts of bygone times under the now discarded rule of specific performance. Our legal system has no room for it. Our system is more realistic and humane: when a higher interest is at risk, our laws will allow that a limit be placed on the enforceability of contracts, particularly after the incorporation of new specific remedies under de facto law 17711, as discussed earlier. If it were otherwise, debtors would be left holding the bag, so to say, and their contractual obligations would most probably end up being impossible for them to perform one way or the other. Basic notions of fairness and solidarity require that the burden be shared, that a certain balance be restored in mutual consideration after the changes in circumstances that have been brought about by the crisis that besets the country.

In this regard, it has been held that the scope of application of Section 1071 of the Civil Code does not exclude the *actio judicati* and that all rights are capable of being abused, including those that have been the subject of judicial decision (see La Ley 199-E-997), it so being that the courts may not fail to see the patent change of circumstances deriving from a sizable change of facts on which the ruling is based (see La Ley 1999-F-997) or the distortion brought about by the devaluation of the currency (see Jurisprudencia Argentina, 1994-A-397 and 1996-1-44).

Finally, it does not escape the court that the extraordinary and unforeseeable nature of the event of devaluation in early 2002 has been explicitly acknowledged as such by the legislator and therefore does not need to be established further by any of the parties hereto. The language of Law 25561 contains a sort of generic admission by the rulemaker as to the ability to apply the theory of unforseeability to private contracts in effect upon the introduction of the new legislation and rules (see Lino Palacio, *Sobre la inaplicabilidad de la denominada pesificación a las obligaciones en mora al 6.1.002*, in La Ley 2202-E-981).

The evolution of the law is a balancing act that is constantly striving to harmonize the need to create a consistent, orderly legal system and the practical need to search for acceptable, fair and reasonable solutions. Balancing these seemingly opposing demands is the new challenge facing those who must decide upon or interpret the consequences of the severe economic, political and social crisis that befell the country in early 2002 (see *La Revisión del Contrato*, paper by Enrique Máximo Pita, p. 24).

VIII. EVIDENCE

- Documentation contained in the reorganization case file;
- Information Memorandum (in English and Spanish, attached to affidavits of BCG and BNY);
- Affidavits of BCG and BNY;
- 2000 and 2003 Indentures, in English and Spanish;
- Authorizations granted by the CNV, Buenos Aires Stock Exchange, and Mercado Abierto Electrónico;
- Board of Directors Resolutions;

- Shareholders' Meeting Resolutions;
- 2000, 2001, and 2000 Balance Sheets;
- Technical Evaluation;
- Budgets;
- Alternative or supplemental evidence may be obtained as deemed pertinent or necessary by the court, by summons or request for acknowledgment or ratification to the issuers or providers of the above documentary evidence, and/or to the relevant agencies or entities (CAMMESA, AGGERA, INDEC, CNV, WEM) for the supply of further information on issues of fact.
- Report of accounting expert on the genuineness of the accounting and financial information presented, the genuineness and fairness of issues of fact on the basis of the Company's accounting books, records and other relevant documentary support.
- Technical Consulting: if deemed appropriate by the Court, the Company offers the technical consulting services of Armando Simesen de Bielke, CPA (191, f. 286, v. 1), domiciled at Zuviria 868, City and Province of Salta.

IX. CONSTITUTIONAL CASE

If the Court finds against this petition, the Company hereby reserves its right of appeal to the Salta Court of Justice under Section 297 of rules of procedure and Section 153(iii)(a) of the Salta Provincial Constitution. The Company further reserves its right to lodge an appeal in federal jurisdiction under Section 14, Law 48. Such reservation is made in the understanding that the Company's constitutional right to engage in lawful business, to defense in trial, due process, fair treatment, and to private property (see Section 75, Provincial Constitution, Article XXXII of American Charter of Man's Rights, Section 17 of Universal Charter of Human Rights, Section 21 of the San José Treaty and Sections 14 and 17 of the Federal Constitution), supremacy law and implicit rights are threatened, as are its rights as described throughout this document (see Section 13, 16, 18, 75 and related, Provincial Constitution, and Sections 1, 14, 16, 17, 18, 31, and related, Federal Constitution).

X. PETITION

Petitioner moves the court to:

(1) Take due notice of the Company's due and timely filing of a Petition for Court Confirmation of its Out-of-court Arrangement with Creditors, Motion for Interlocutory Injunctive Relief and Request for Judicial Revision in connection with one of the alternative proposals contained therein, and motion in the alternative for judgment concerning pesification, unjustified enrichment, and unconstitutionality.

(2) Take due notice of (i) all documentary evidence hereto attached in duplicate for processing as appropriate by the clerk of the court; (ii) alternative or supplemental evidence offered, which may be ordered obtained by the court; and (iii) pray that the Company be exempted from the requirement to provide additional copies for service, in contemplation of the large size of the material (Section 121, Rules of Civil and Commercial Procedure, under Section 278, Insolvency and Bankruptcy Law);

(3) Take due notice of the rights reserved by Petitioner on behalf of the Company under sections VI and IX above;

(4) Order (i) that notice be served on BNY, in its capacity as Trustee, at its address appearing in the 2003 Indenture, of the Petition for Court Confirmation of Out-of-court Arrangement with Creditors; (ii) that notice be published and served, as indicated in section IV, of the Motion for Interlocutory Injunctive Relief, with authorization given to the undersigned and/or their appointees to effect service of process under Law 22,172; (iii) that a meeting of Remaining Existing Noteholders be called as indicated in section V whereat the said Noteholders will receive notice of the Request for Judicial Revision, and that notice thereof be served on BNY as Trustee, at its address for service of process.

(5) Find for the Company as outlined in the Introduction to this document;

(6) Award litigation expenses in the event of opposition.

Washington Alvarez (No. 64)
Guadalupe Valdés Ortiz (No. 2189)
Pueyrredón 596, Salta, Argentina

ANNEX B

CONVENIENCE ENGLISH LANGUAGE TRANSLATION OF FILING OF DOCUMENTARY EVIDENCE IN CONNECTION WITH REQUEST FOR JUDICIAL REVISION

IN THE INSOLVENCY, BANKRUPTCY AND CORPORATE COURT, FIRST NOMINATION

Reorganization Proceedings of CENTRAL TÉRMICA GÜEMES S.A.

Case File No.: 2C-45,698/99

FILING OF DOCUMENTARY EVIDENCE IN CONNECTION WITH REQUEST FOR JUDICIAL REVISION OF CREDITORS' AGREEMENT

Petitioner Washington Alvarez, acting as counsel for and on behalf of Central Térmica Güemes S.A. (the "Company") with counsel Guadalupe Valdés Ortiz, appears before the Court in due time and manner as provided in Section 331 of the Rules of Civil and Commercial Procedure (applicable under Section 278 of the Insolvency and Bankruptcy Law) to file certain documentary evidence proffered in its Request for Judicial Revision of Creditors' Agreement (Section VII, p. 8844 of case file) as follows:

(i) Future prospects relating to the financial condition of Central Térmica Güemes S.A., prepared by the Company's management and board of directors on the basis of projected financial information, and a Special Report thereon prepared by the Company's independent auditors Deloitte & Touche;

(ii) Budgets of the Company, with figures presented in United States dollars.

Petitioner prays that the Court take due notice of the above documentary evidence and direct that the same be included in the case file.

Washington Alvarez (No. 64)
Guadalupe Valdés Ortiz (No. 2189)
Pueyrredón 596, Salta, Argentina

ANNEX C

CONVENIENCE ENGLISH LANGUAGE TRANSLATION OF CREDITORS' AGREEMENT COURT-SANCTIONED AMENDMENT PLAN — TERMS AND CONDITIONS OF NEW NOTES

CREDITORS' AGREEMENT COURT-SANCTIONED AMENDMENT PLAN TERMS AND CONDITIONS OF NEW NOTES

Definitions and Terms

All terms herein are used with the same meanings as defined and used in the Request for Judicial Revision, of which this Schedule is an integral part.

New Notes

The New Notes will be general unsecured senior obligations of the Company, maturing on the tenth anniversary of the issuance of the New Notes (the "Maturity Date"). Interest on the outstanding principal amount of the New Notes will be payable semi-annually in arrears in cash commencing on the date that is six months from the date that the New Notes are issued. Principal will be paid in its entirety on the Maturity Date. Interest on the Proposal 1 New Notes will be payable at a rate of 3.0% per annum. Interest on the Proposal 2 New Notes will be payable at a rate of 2.0% per annum.

The New Notes will constitute Negotiable Obligations (*Obligaciones Negociables*) under Argentina Law No. 23,576, as amended by Law No. 23,962 and Law No. 24,435 (the "Negotiable Obligations Law"), and are entitled to its benefits and are subject to its procedural requirements. The New Notes will also be subject to the requirements of Section 4, Presidential Decree 677/2001 as referring to securities maintained in book-entry accounts, which provides that holders of book-entry securities may obtain a statement of account as evidence of their ownership. Such evidence of ownership will be admissible and sufficient in a court of law or arbitral tribunal, as the case may be, to establish the holder's standing to sue in summary proceedings, file proofs of claim, or be a party in any similar proceedings. No authentication or otherwise will be required. Statements of account should be issued by Argentine or foreign depositaries operating the common depository systems in which the global securities are registered. In accordance with the provisions of Decree 749/2000 and CNV Resolution 368, the New Notes being offered in exchange for the Existing Notes will not be rated.

Shares

If all Shares offered under Proposal 1 are issued, they will represent approximately a 28.31% economic interest in the Company and approximately 7.32% of the voting interest of the capital stock of the Company. Each Share will entitle the holder thereof to one vote on all matters submitted to the shareholders of the Company. If any Shares are issued pursuant to this Creditors' Agreement Court-Sanctioned Amendment Plan (the "Amendment Plan"), the terms of the Company's corporate by-laws will be amended such that currently outstanding Classes A, B, and C ordinary shares of the Company's common stock will increase their voting rights from one vote per share to five votes per share.

Shares issued pursuant to this Amendment Plan will have "tag-along rights" with respect to Class A Shares of the Company.

New Notes and Shares exempt from registration

The Existing Notes were issued in September 2000 in an offering exempt from registration under the Securities Act pursuant to Section 3(a)(9) thereof.

Listings

Application has been made to list the New Notes on the Luxembourg Stock Exchange and will be made to list the New Notes on the Buenos Aires Stock Exchange. The New Notes will be made eligible for trading in

PORTAL and in Argentina through the Open Electronic Market (*Mercado Abierto Electrónico S.A.*). The Shares will not be listed, quoted, or eligible for trading on any securities market.

CNV Approval – Registration of By-laws amendments

The issuance of the New Notes by the Company has been authorized by the CNV.

The Company must register its amended corporate by-laws authorizing the issuance of the Shares with the Mining and Commercial Registry Court in the city and province of Salta, Argentina, in order to issue the Shares in Argentina. It is a condition to the issuance of the Shares that such registration be effected.

Status of Existing Notes

The Existing Notes are issued in global form and held of record by the nominee of The Depository Trust Company ("DTC"). In turn, the Existing Notes are recorded on DTC's books in the names of DTC Participants (each a "DTC Participant") that hold the Existing Notes for beneficial owners.

The Amendment Plan

Amendment Plan	Each Existing Noteholder may accept the Amendment Plan by choosing any one or a combination of the two Proposals described in the Request for Judicial Revision.
Withdrawal	Tenders of Existing Notes in this Request for Judicial Revision may not be revoked, amended or withdrawn.

The New Notes

Once a final court decision is entered and consented to in respect of the Request for Judicial Revision, the New Notes will be issued in exchange for the Existing Notes. The New Notes will be entitled to the benefits of two separate new Indentures to be entered into between the Company and The Bank of New York, as trustee (the "New Indentures") for the Proposal 1 New Notes and the Proposal 2 New Notes, respectively.

New Notes	3% Notes due 2013 in an aggregate principal amount of US$32,400,000 and 2% Notes due 2013 in an aggregate principal amount of US$54,000,000.
Maturity Date	Upon the 10th anniversary of the issuance of the New Notes under the Amendment Plan.
Interest	Interest on the Proposal 1 New Notes will be payable semi-annually in arrears in cash at a rate of 3.0% per annum. Interest on the Proposal 2 New Notes will be payable semi-annually in arrears in cash at a rate of 2.0% per annum.
Withholding Tax	Principal of, and interest on, the New Notes will be payable without withholding or deduction for any taxes, duties, assessments or governmental charges in Argentina, subject to certain exceptions. If any such taxes are required by Argentina to be withheld or deducted, payments will be increased (the "Additional Amounts"), subject to certain exceptions.
Optional Redemption	The New Notes will be redeemable, at the option of the Company, in whole or in part, at their then outstanding principal amount together with accrued and unpaid interest thereon and any

Additional Amounts due up to the date of redemption, at any time.

Status	The New Notes will constitute negotiable obligations (*obligaciones negociables*) under the Negotiable Obligations Law, and are entitled to the benefits set forth therein and are subject to the procedural requirements thereof (including summary proceedings under Article 29 of the Negotiable Obligations Law).
Ranking	The New Notes will constitute general unsecured senior obligations of the Company, and will rank *pari passu* in right of payment with all other existing and future general unsecured senior obligations of the Company (other than obligations preferred by operation of law), including the Existing Notes.
Listing	Application has been made to list the New Notes on the Luxembourg Stock Exchange and will be made to list the New Notes on the Buenos Aires Stock Exchange. The New Notes will be made eligible for trading in PORTAL and in Argentina through the Open Electronic Market (*Mercado Abierto Electrónico S.A.*).
Form	The New Notes are issued in registered form without coupons. The New Notes will be represented by interests in the respective Global Securities. A holder of New Notes will hold its interest in the Global Securities directly through DTC, in the case of a holder that is a DTC Participant, or indirectly through Euroclear, Clearstream, or any other organization that is a DTC Participant. Solely for the purposes of Argentine law, the New Notes will constitute negotiable obligations (*obligaciones negociables*) with a nominal value of US$1.00 each.
Denominations	The New Notes will be issued in fully registered global form in minimum denominations of US$1 and in integral multiples of US$1 in excess thereof.
Offering of New Notes	The public offering of the New Notes by the Company in Argentina has been authorized by the CNV.
Governing Law	The Negotiable Obligations Law governs the requirements for the New Notes to qualify as Negotiable Obligations (*Obligaciones Negociables*) thereunder, together with the Argentine Business Companies Law No. 19,550,a s amended, and other applicable Argentine laws, govern the capacity of, and the authorization by the CNV for, the Company to execute and deliver the New Notes and publicly offer the New Notes in Argentina. Notwithstanding the foregoing, the New Indentures and the New Notes will be governed by and construed in accordance with the laws of the State of New York.
Use of Proceeds	The Company will not receive any cash proceeds from the issuance and exchange of the New Notes for the Existing Notes.

Shares

Shares	Up to 24,840,000 Class D ordinary shares of the Company's common stock, nominal value Ps.1.00 per share. If all the Shares are issued, they will represent approximately a 28.31% economic interest in the Company.

Voting Rights	Each Share will entitle the holder thereof to one vote on all matters submitted to the shareholders of the Company. If all the Shares offered hereby are issued, they will represent approximately 7.32% of the voting interest of the capital stock of the Company. The Company's corporate by-laws will be amended such that the currently outstanding Classes A, B, and C ordinary shares of the Company's common stock will increase their voting rights from one vote per share to five votes per share.
Tag-Along Rights	Shares issued pursuant to the Amendment Plan will have tag-along rights with respect to Class A Shares of the Company.
Appointment of Director	If Shares are issued by the Company pursuant to the Amendment Plan, the Company will amend its corporate by-laws so that Class D shareholders holding not less than 4% of the voting interest of the capital stock of the Company (or approximately 13,573,770 shares) in the aggregate, acting separately as a class, will be entitled to appoint one member of the Company's board of directors.
Listing	The Shares will not be listed, quoted, or eligible for trading on any securities market.
Form	The Shares will be nominal shares registered in a share registered maintained by the Company. The Company may issue and deliver physical certificates in the name of any tendering holder that accepts Proposal 1, upon the request of and as instructed by any such holder.
Offering of Shares	The Company must register its amended corporate by-laws authorizing the issuance of the Shares with the Mining and Commercial Registry Court in the city and province of Salta, Argentina, in order to issue the Shares in Argentina. It is a condition to the issuance of the Shares that such registration be effected.
Use of Proceeds	The Company will not receive any cash proceeds from the issuance of the Shares under Proposal 1.

TERMS AND CONDITIONS OF NEW NOTES

The issue of the New Notes was authorized by the unanimous resolution of a general ordinary and extraordinary meeting of the shareholders of the Company held on December 4, 2002. The New Notes will be issued pursuant to two separate New Indentures (the "New Indentures") to be entered into among the Company, The Bank of New York, as trustee (the "Trustee", which term includes any successor as Trustee under the New Indentures), Co-Registrar (the "Co-Registrar") and Principal Paying Agent (the "Principal Paying Agent"), The Bank of New York S.A., as Registrar (the "Registrar," which term includes any successor as Registrar under the New Indentures) and Paying Agent, and Dexia Banque Internationale à Luxembourg, a corporation duly organized and existing under the laws of Luxembourg, presently at 69 Route d'Esch, L-1470, Luxembourg, Grand Duchy of Luxembourg, as Luxembourg Co-Registrar (the "Luxembourg Co-Registrar") and Paying Agent.

The terms of the Proposal 1 New Notes and the Proposal 2 New Notes are substantially identical to each other, except that interest on the Proposal 1 New Notes will be payable at a rate of 3.0% per annum and interest on the Proposal 2 New Notes will be payable at a rate of 2.0% per annum.

The terms of the New Notes are substantially similar to the terms of the Existing Notes, except as to interest rates, maturity and the following provisions:

As used below or in other sections of the Amendment Plan, capitalized terms not otherwise defined herein maintain the meanings ascribed each of them in the New Indentures. The New Notes are issued in the English language. The Company will furnish to the Trustee a certified Spanish translation prepared by a translator in Argentina of the original English language text of the New Notes. Copies of the New Indentures will be available to holders of New Notes for examination and photocopying, during regular business hours, at the offices of the Trustee, the Trustee's Representative, the Registrar, the Co-Registrar, and the Paying Agents. Holders of the New Notes will be bound by, and will be deemed to have been duly advised of, all the terms and provisions of the New Indentures and the New Notes. Any terms and conditions for which no definition is contained in the Amendment Plan or herein will be as set out in the 2003 Indenture.

General

The Proposal 1 New Notes will be limited to US$32,400,000 in aggregate outstanding principal amount. The Proposal 2 New Notes will be limited to US$54,000,000 in aggregate outstanding principal amount. The New Notes will be general unsecured senior obligations of the Company, maturing on the tenth anniversary of the issuance of the New Notes. Interest on the outstanding principal amount of the New Notes will be payable semi-annually in arrears in cash commencing on the date that is six months from the date that the New Notes are issued (each semi-annual interest payment date, an "Interest Payment Date"). Principal will be paid in its entirety on the Maturity Date. Interest on the Proposal 1 New Notes will be payable at a rate of 3.0% per annum. Interest on the Proposal 2 New Notes will be payable at a rate of 2.0% per annum. Interest will be paid to the persons in whose names the New Notes are registered at the close of business two Business Days (each a "Regular Record Date") immediately preceding the applicable Interest Payment Date.

If there occurs an Event of Default (as defined below), such applicable rate of interest will continue to apply with respect to the New Notes. Interest on the New Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the number of days actually elapsed.

The New Notes will be in registered form without coupons. Each of the Proposal 1 New Notes and the Proposal 2 New Notes issued under each of the New Indentures will be represented by interests in DTC Global Securities (each of such DTC Global Securities the "Global Security"). Holders of the New Notes will hold their interests in the Global Securities directly through DTC, if they are DTC Participants, or indirectly through Euroclear, Clearstream, or any other organization that is a DTC Participant.

The Company will appoint The Bank of New York to serve as Trustee, Principal Paying Agent and Co-Registrar of the New Notes, The Bank of New York S.A. to serve as Paying Agent and Registrar of the New Notes, and Dexia Banque Internationale à Luxembourg to serve as Paying Agent and Co-Registrar of the New Notes. The Bank of New York, in its capacity as Trustee, Co-Registrar and Principal Paying Agent, will be responsible for, among other things, (1) maintaining a record of the registration of ownership, exchange and transfer of the New Notes and accepting New Notes for exchange and transfer, (2) transmitting payments of the principal and Additional Amounts, if any, and interest received from the Company in respect of the New Notes to the registered New Noteholders thereof, (3) transmitting to the Company any notices or other communications from New Noteholders, and (4) transmitting to the New Noteholders notice of the occurrence of any Event of Default as soon as practicable after (a) obtaining knowledge thereof in the case of a payment default, or (b) receiving written notice thereof in the case of all other defaults.

Form and denomination

New Notes will be issued in fully registered global form in minimum denominations of US$1 and in integral multiples of US$1 in excess thereof (each an "authorized denomination"). The English language text of the New Notes will be translated for convenience into the Spanish language. The Spanish language text will represent a true and accurate translation of the English language text.

Certificated New Notes, Transfer and exchange

Owners of beneficial interests in the Global Security will be entitled or required, as the case may be, under the circumstances described below, to receive physical delivery of certificated New Notes ("Certificated New Notes") in fully registered definitive form. The New Notes are not issuable in bearer form.

Beneficial interests in the Global Security will be exchangeable or transferable, as the case may be, for Certificated New Notes if (1) DTC notifies the Company that it is unwilling or unable to continue as depository for the Global Security, or DTC ceases to be a "clearing agency" registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, or (2) an Event of Default has occurred and is continuing with respect to such New Notes. Upon the occurrence of either of the events described in the preceding sentence, the Company will cause the appropriate Certificated New Notes in authorized denominations to be delivered to the owners of beneficial interests in the Global Security upon instruction of the Trustee or the Registrar.

Certificated New Notes may be exchanged or transferred in whole or in part for other Certificated New Notes of any authorized denominations and of a like tenor and aggregate principal amount by surrendering such Certificated New Notes at the office of the Registrar or Co-Registrar with a written instrument of transfer as provided in the New Indentures.

The costs and expenses of effecting any exchange or registration of transfer pursuant to the foregoing provisions, except for the expense of delivery by other than regular mail (if any) and except for the payment of a sum sufficient to cover any tax or other governmental charges or insurance charges that may be imposed in relation thereto, will be borne by the Company.

The Registrar will keep books (the "Register") for the ownership, exchange and transfer of any Certificated New Notes. Each Co-Registrar shall also maintain a record of all registrations of ownership, exchange and transfer of Certificated New Notes. The Registrar will provide such Register to the Company. Title to Certificated New Notes will pass by and upon registration of the Certificated New Notes in the Register.

Book-Entry ownership

The Company will make application to DTC for acceptance in its book-entry settlement system of the New Notes represented by the Global Securities. Each Global Security will be assigned a separate CUSIP number.

The custodian with whom the Global Security is deposited and DTC will electronically record the principal amount of the New Notes held within the DTC system. Investors may hold their interests in the Global Security directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

Payments of the principal of, and interest on (including any Additional Amounts payable under Section 3.1 of the New Indentures), the Global Security registered in the name of DTC's nominee will be made to it as the registered owner of such Global Security. The Company expects that the nominee, upon receipt of any such payment, will immediately credit the DTC participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC or the nominee. The Company also expects that payments by DTC participants to owners of beneficial interests in such Global Security held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such ownership interests.

Payments and Paying Agents

Payments in respect of the principal of the New Notes will be made at the corporate trust office of the Principal Paying Agent located in New York City, at the office of the Paying Agent located in Buenos Aires, at the office of the Paying Agent located in Luxembourg and, subject to any fiscal or other laws and regulations applicable

thereto, at the specified offices of any other Paying Agent appointed by the Company. The Company will maintain at all times a principal paying agent in Buenos Aires, Argentina. Payments in respect of principal of New Notes will be made only against surrender of such New Notes, in the same manner as payments of interest as set forth below. Payment in respect of interest on each Interest Payment Date with respect to any New Note will be made to the person on whose name such New Note is registered on the Regular Record Date immediately preceding such Interest Payment Date by dollar check drawn on a bank in New York City and mailed to such person or, in the case of a registered holder of at least US$1 million principal amount of the New Notes, by wire transfer to a dollar account maintained by the payee with a bank in the United States or in Argentina, provided that the registered New Noteholder so elects by giving written notice to such effect designating such account which is received and consented to by the Trustee or a Paying Agent no later than 10 Business Days with complete wiring instructions, immediately preceding such Interest Payment Date. Unless such designation is revoked, any such designation made by such New Noteholder with respect to such New Notes will remain in effect with respect to any future payments with respect to such New Note payable to such New Noteholder.

If the due date for payment of any principal or interest in respect of any New Note is not a Business Day at the place in which it is presented for payment, the New Noteholder thereof will not be entitled to payment of the amount due until the next succeeding Business Day at such place and will not be entitled to any further interest or other payment in respect of any such delay. "Business Day" means, with respect to each place of payment, a day on which banks are open for business and carrying out transactions in Dollars in New York City or the city of the Paying Agent effecting the payment.

The New Indentures will provide that any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for payment of the principal of or interest or Additional Amounts, if any, on any New Note and remaining unclaimed for three years after such principal, interest or Additional Amounts, if any, has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the holder of such New Note will thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as Trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, (1) in a newspaper published in the English language, customarily published on each Business Day and of general circulation in New York City, (2) in a newspaper published in the Spanish language and of general circulation in Argentina, and (3) the *Luxemburger Wort* or another newspaper of general circulation in Luxembourg, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining shall be repaid to the Company.

Under the terms of the New Notes, in the event of any foreign exchange restriction or prohibition in Argentina, any and all payments in respect of the New Notes will be made in Dollars obtained through (1) the sale of any series or of any other public or private bond issued in Dollars in Argentina, or (2) any other legal mechanism for the acquisition of Dollars in any exchange market. All costs, including any taxes, relative to such operations to obtain Dollars will be borne by the Company.

Status

The New Notes constitute Negotiable Obligations (*Obligaciones Negociables*) under the Negotiable Obligations Law and are entitled to the benefits set forth therein and are subject to the procedural requirements thereof. In particular, pursuant to Article 29 of the Negotiable Obligations Law, in the event of a default by the Company in the payment of principal, interest and any other amounts due under any New Note, the holder of such New Note will be entitled to summary judicial proceedings (*acción ejecutiva*) to recover payment of any such amount. The New Notes will constitute general unsecured senior obligations of the Company and, except for obligations preferred by operation of Argentine law, will rank *pari passu* without any preference among themselves. The payment obligations of the Company under New Notes will at all times rank at least equal in priority of payment with all other existing and future general unsecured senior obligations of the Company from time and time outstanding.

Optional redemption

The New Notes are redeemable, in whole or in part, at the option of the Company, at any time, upon not less than 30 nor more than 60 days' notice mailed to holders of the New Notes being redeemed at their address appearing in the Register. The New Notes are redeemable at their principal amount together with accrued interest thereon to the redemption date.

Payment of Additional Amounts

All payments in respect of the New Notes, including without limitation payment of principal and interest, will be made by the Company without withholding or deduction for or on account of any present or future taxes (whether in respect of personal property or otherwise), duties, levies, or other governmental charges of whatever nature in effect on the date of the Indentures or imposed or established in the future by or on behalf of Argentina or any authority in Argentina. In the event any such taxes or liabilities are so imposed or established, the Company will pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts receivable by the New Noteholders after any withholding or deduction with respect to such tax or liability shall equal the respective amounts of principal and interest which would have been receivable in respect of the New Notes in the absence of such withholding or deduction; except that no such Additional Amounts will be payable with respect to any withholding or deduction on any New Note to, or to a third party on behalf of, a New Noteholder for or on account of any such taxes or liabilities that have been imposed by reason of (1) the New Noteholder being a resident of Argentina or having some connection with Argentina other than the mere holding of such New Note or the receipt of principal and interest in respect thereof, or (2) the presentation by the New Noteholder of a New Note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the New Noteholder would have been entitled to such Additional Amounts on presenting such New Note for payment on the last date of such period of 30 days. Furthermore, no Additional Amounts shall be paid with respect to any payment on a New Note to a New Noteholder that is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that a beneficiary or settlor with respect to such fiduciary or a member of such partnership or beneficial owner would not have been entitled to receive the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the New Noteholder. Any reference herein or in New Notes to principal and/or interest shall be deemed also to refer to any Additional Amounts which may be payable under the undertakings described in this paragraph.

In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest and penalties, payable in Argentina or the United States or any political subdivision thereof or taxing authority of or in the foregoing in respect of the creation, issue and offering of the New Notes. The Company will also pay and indemnify the New Noteholders from and against all court taxes or other taxes and duties, including interest and penalties, paid by any of them in any jurisdiction in connection with any action permitted to be taken by the New Noteholders to enforce the obligations of the Company under New Notes.

The Company agrees to waive any right it may have under Argentine law to seek reimbursement (whether by deduction from payments of principal or interest or Additional Amounts with respect to New Notes or otherwise) from holders of the New Notes of any amounts the Company may have had to pay for personal property tax in respect of the New Notes.

Covenants

Under the terms of the New Indentures, the Company will covenant and agree that as long as any New Note remains outstanding:

Payment of Principal and Interest. The Company will duly and punctually pay the principal of and interest and Additional Amounts, if any, on New Notes in accordance with the terms of the New Notes and the New Indentures.

Maintenance of Office or Agency. The Company will maintain in each of the city of Salta, Province of Salta, and the Borough of Manhattan, New York City, an office or agency where New Notes may be presented or

surrendered for payment, where New Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the New Notes and the New Indentures may be served.

Maintenance of Existence. The Company will (1) maintain in effect its corporate existence and all registrations necessary therefore, and (2) take all reasonable actions to maintain all rights, privileges, titles to property, franchises and the like necessary or desirable in the normal conduct of its business, activities or operations; *provided, however,* that this covenant shall not prohibit any transaction by the Company otherwise permitted under the covenant relating to "Mergers, Consolidations, Sales and Leases", and this covenant shall not require the Company to maintain any such right, privilege, title to property or franchise, if the Board of Directors of the Company shall determine that (a) the maintenance thereof is no longer desirable in the conduct of the business of the Company, and (b) the loss thereof is not, and will not be, adverse in any material respect to the New Noteholders.

Maintenance of Properties. The Company will cause all tangible Properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; *provided, however,* that nothing shall prevent the Company from discontinuing the operation or maintenance of any such Properties if such discontinuance is, as determined by the Board of Directors in good faith, desirable in the conduct of the business of the Company and not adverse in any material respect to the New Noteholders.

Payments of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon the Company, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the Property of the Company; *provided, however,* that the Company will not be required to pay or discharge or cause to paid or discharged any such tax, assessment, charge or claims whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Compliance with Laws and Other Agreements. The Company will comply with all applicable laws, rules, regulations, orders and directions of any Governmental Agency having jurisdiction over it or its business and all covenants and other obligations contained in any agreements to which the Company is a party, except where the failure to so comply would not have a material adverse affect on the condition, financial or otherwise, or on the earnings, operations, business affairs or business prospects of the Company and except to the extent any such law, regulation, order, directive, covenant or obligation is contested in good faith.

Maintenance of Books and Records. The Company will maintain books, accounts and records in accordance with Argentine GAAP and as required by Argentine law.

Maintenance of Insurance. The Company will keep at all times all of its Properties which are of an insurable nature insured against loss or damage with insurers believed by the Company to be responsible to the extent that Property of similar characteristics is usually so insured by corporations similarly situated and owning like Properties in accordance with good business practice.

Permitted Liens. The Company will not create or suffer to exist any Lien upon any of its Property, other than Permitted Liens, unless, at the same time or prior thereto, the Company's obligations under New Notes and the New Indentures (1) are secured equally and ratably therewith to the reasonable satisfaction of the Trustee, or (2) have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its discretion shall deem to be not materially less beneficial to the New Noteholders.

Permitted Indebtedness. So long as any New Note remains outstanding, the Company will not incur or permit to exist any Indebtedness other than Permitted Indebtedness.

Financial Reporting. The Company will furnish or cause to be furnished to the Trustee (1) annual reports in English, which will include a report of the Company's Board of Directors and annual audited financial statements prepared in conformity with Argentine GAAP within 120 days after the end of each fiscal year and (2) quarterly reports in English which will include unaudited interim financial information prepared in conformity with Argentine GAAP within 60 days after the end of each quarter. The Company also shall furnish or cause to be furnished to the

Trustee in English all notice of shareholders' meetings and other reports and communications that are made generally available to the Company's shareholders.

Mergers, Consolidations, Sales and Leases. The Company will not merge or consolidate with or into, or convey, transfer or lease its Properties and assets substantially as an entirety to, any Person, unless immediately after giving effect to such transaction (1) no Event or Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (2) with respect to a merger or consolidation of the Company with or into any Person or conveyance, transfer or lease by the Company of its Properties and assets substantially as an entirety to any Person, any corporation formed by any merger or consolidation with the Company or the Person which acquires by conveyance or transfer or which leases the Properties of the Company substantially as an entirety (the "Company's successor corporation") shall expressly assume the due and punctual payment of the principal of and interest and Additional Amounts, if any, on all the New Notes according to their terms, and the due and punctual performance of all of the covenants and obligations of the Company under the New Notes and the new Indentures, and the Company's successor corporation (except in the case of leases), if any, succeeds to and becomes substituted for the Company with the same effect as if it had been named in the New Notes as the Company, and (3) the Company delivers to the Trustee an officers' certificate and an opinion of counsel (which opinion of counsel may be subject to customary exceptions, limitations and qualifications) to the effect that such merger, consolidation, conveyance, transfer or lease, as applicable, complies with the foregoing requirements.

Further Assurances. The Company will, at its own cost and expense, execute and deliver to the Trustee all such documents, instruments and agreements and do all such other acts and things as may be reasonably required to enable the Trustee to exercise and enforce its rights under the New Indentures and under the documents, instruments and agreements required under the New Indentures and to carry out the intent of the New Indentures.

Events of Default

As long as any New Note remains outstanding, if any of the following events (each an "Event of Default") shall occur and be continuing:

(1) *Non-Payment:* the Company fails to pay any principal, interest or Additional Amounts due on New Notes when any such amount is due and payable on a Payment Date and, only with respect to interest and Additional Amounts, such default continues for a period of 30 days; or

(2) *Breach of Other Obligations*: default in the performance or observance of any term, covenant or obligation of the Company under the New Notes or the New Indentures, not otherwise expressly defined as an Event of Default in paragraph (1) above, for a period of more than 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or by New Noteholders of a majority in aggregate principal amount of the outstanding New Notes a written notice specifying such default or breach and requiring it to be remedied; or

(3) *Cross Default*: any other present or future indebtedness of the Company for or in respect of moneys borrowed becomes due and payable prior to its stated maturity as a result of any default (however defined), or any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or the Company fails to pay when due or, as the case may be, within any applicable grace period, any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above have occurred equals or exceeds US$6 million or its equivalent (as reasonably determined by the Trustee), other than any default or Event of Default (as such terms are defined in the Indenture governing the Existing Notes) under the Existing Notes; or

(4) *Insolvency, etc.*: a resolution is passed or adopted by the Board of Directors or shareholders of the Company, or a final judgment of a court of competent jurisdiction is made, that the Company be wound up or dissolved, other than in connection with certain transactions otherwise permitted by the New Indentures, or an attachment, execution, seizure before judgment or other legal process is levied or enforced upon any part of the Property of the Company, which Property is material to the condition, financial or otherwise, or to the earnings, operations, business affairs or business prospects of the Company, or a court having

Notices

The Company is required to give notice to the Trustee of any event which requires notice to be given to the New Noteholders in sufficient time for the Trustee to provide such notice to the New Noteholders in the manner provided in the New Indentures. All notices regarding New Notes will be given by the Trustee.

All notices regarding the New Notes will be deemed to have been duly given upon the mailing by first-class mail, postage prepaid, of such notices to each New Noteholder at the address of such New Noteholder as it appears in the Register, in each case not earlier than the earliest date and not later than the latest date prescribed in the New Indentures for the giving of such notice and, while (1) there are New Noteholders domiciled in Argentina, published in a general newspaper having general circulation in Argentina (such as *La Nación*) and, if required by Argentine law, in the Official Bulletin (*Boletín Oficial*) and the Buenos Aires Stock Exchange Daily Gazette, and (2) New Notes are listed on the Luxembourg Stock Exchange, published in the *Luxemburger Wort* or another newspaper of general circulation from time to time in Luxembourg. Any notice so mailed and published shall be deemed to have been given on the date of such mailing and the last day of publication. The Trustee shall forward to each registered New Noteholder the reports received by the Trustee.

Reports to New Noteholders

The Trustee shall transmit to New Noteholders such information, documents and reports, and such summaries thereof, concerning the Trustee and its actions under the New Indentures in the manner provided pursuant thereto; provided that any such information, documents or reports shall, at the time of such transmission to New Noteholders, be filed by the Trustee with any stock exchange upon which any New Notes are listed and with the Company. The Company will notify the Trustee when any New Notes are listed on any stock exchange.

Meetings of New Noteholders

The Trustee or the Company shall, upon the request of the New Noteholder or New Noteholders of at least 5% in aggregate principal amount of the outstanding New Notes, or the Company or the Trustee at its discretion may, call a meeting of the New Noteholders at any time and from time to time, to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the New Notes to be made, given or taken by the New Noteholders. With respect to all matters not contemplated in the New Indentures, meetings of New Noteholders will be held in accordance with the Negotiable Obligations Law. The meetings will be held in Buenos Aires; provided, however, that the Company or the Trustee may determine to hold any such meetings simultaneously in Salta and New York City by any means of telecommunication which permits the participants to hear and to speak to each other. In any case, meetings shall be held at such time and at such place as the Company or the Trustee shall determine. If a meeting is being held pursuant to a request of New Noteholders (which shall include the date, place and time of the meeting, the agenda therefore and the requirements to attend), notice shall be given not less than ten days nor more than 30 days prior to the date fixed for the meeting by posting in the Official Gazette of Argentina and also in the manner provided above under "—Notices" and any publication thereof shall be for five consecutive Business Days in each place of publication.

Any New Noteholder may attend the meeting in person or by proxy. Holders of the New Notes who intend to attend a meeting of New Noteholders must notify the Registrar of their intention to do so at least three days prior to the date of such meeting.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the outstanding New Notes; provided, however, that at any such reconvened meeting adjourned for lack of the requisite quorum, the quorum will be persons holding or representing 25% in aggregate principal amount of the outstanding New Notes.

Modification and Waiver

Decisions shall be adopted with the affirmative vote of New Noteholders of a majority in aggregate principal amount of the Outstanding New Notes present or represented at a meeting of such New Noteholders at which a quorum is present; *provided, however,* that the unanimous affirmative vote of the New Noteholders shall be required to adopt a valid decision on (1) changing the stated maturity of the principal of or any installment of

practicable to do so). If that Dollar amount is less than the Dollar amount expressed to be due to the recipient under any New Note, the Company shall indemnify such recipient against any loss sustained by it as a result. In any event, the Company shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the New Noteholder to certify in satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of Dollars been made with the amount so received in that other currency on the date of receipt of recovery (or, if a purchase of Dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the Company's other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any waiver granted by any New Noteholder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any New Note or any other judgment or order.

Certain Definitions

The following terms will have the following definitions in the New Indentures:

"Indebtedness" means any obligation (whether present or future, actual or contingent) for the payment or repayment of money which has been borrowed;

"Lien" means mortgage, charge, pledge, lien or other form of encumbrance or security interest;

"Permitted Indebtedness" means:

(1) Indebtedness evidenced by the New Notes;

(2) Indebtedness outstanding from time to time under

(a) a credit facility or facilities; or

(b) an issue or issues of commercial paper or other short-term securities with a maturity of less than 365 days;

in an aggregate principal amount not exceeding US$7.5 million or its equivalent (as reasonably determined by the Company);

(3) Indebtedness incurred by any joint venture in which the Company has an interest and which Indebtedness is fully non-recourse to the Company;

(4) Indebtedness secured by any asset acquired by the Company and existing on the date of such acquisition; and

(5) Indebtedness incurred or assumed solely for the purpose of financing all or any part of the cost of acquiring an asset and secured solely by such asset.

"Permitted Lien" means:

(1) any Lien created on any asset securing Indebtedness incurred or assumed solely for the purpose of financing all or any part of the cost of acquiring such asset, which Lien attaches to such asset concurrently with or within 90 days after the acquisition thereof;

(2) any Lien created on any assets securing Indebtedness incurred in relation with the construction, improvement or development, in whole or in part, of (a) assets used in generation and/or transmission and/or distribution and/or sale of electric energy, and (b) electric power generating plants and/or electric power distribution facilities and/or electric power transmission facilities, where in any case such Lien attaches to such assets or electric

power generating plant, electric power distribution facility or electric power transmission facility, as the case may be, being constructed, improved or developed;

(3) any Lien on any asset existing at the date of acquisition of such asset and not created in contemplation of such acquisition;

(4) any Lien securing an extension, renewal or refinancing of Indebtedness secured in accordance with any of paragraphs (1) to (4) above, provided that (a) the Lien is created with respect to the asset which secured the Indebtedness being so extended, renewed or refinanced, and (b) the principal amount of Indebtedness secured by the Lien prior to such extension, renewal or refinancing is not increased;

(5) any Lien arising by operation of law; and

(6) any Lien arising in the ordinary course of business of the Company.

"Property" means any asset, revenue or other property, whether tangible or intangible, real or personal, including without limitation any right to receive income.

Transfer of Interests in Global Security

Transfers of interests in the Global Security within DTC will be in accordance with the respective usual rules and operating procedures of such system. The laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in the Global Security to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in the Global Security to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest may be affected by the lack of a physical certificate in respect of such interest.

DTC has advised the Company that it will take any action permitted to be taken by a New Noteholder (including, without limitation, the presentation of the Global Security for exchange as described above) only at the direction of one or more participants in whose account with DTC an interest in the Global Security is credited and only in respect of such portion of the aggregate principal amount of the Global Security as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the Global Security for exchange for individual Certificated New Notes.

DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code of the State of New York and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to DTC is available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with, a DTC participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the Global Security among participants and account holders of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or any Agent will have any responsibility for the performance by DTC or its direct or indirect participants or account holders of their respective obligations under the rules and procedures governing their operations.

While the Global Security is lodged with DTC or its custodian, individual Certificated New Notes will not be eligible for clearing or settlement through DTC.

Individual Certificated New Notes

Registration of the New Notes in a name other than the depositary or its nominee for DTC will not be permitted except under the circumstances described in "—Certificated New Notes; Transfer and Exchange." In such circumstances, the Company will cause sufficient individual Certificated New Notes to be executed and delivered to the Registrar for completion, authentication and dispatch to the relevant New Noteholders. A person having an interest in the Global Security must provide the Registrar, the Co-Registrar, or the Luxembourg Co-Registrar with a written order containing instructions and such other information as the Company and the Registrar, the Co-Registrar or the Luxembourg Co-Registrar may require to complete, execute and deliver such individual Certificated New Notes.

Representations, Warranties and Covenants of Holders of Existing Notes; Resale Restrictions

Each Existing Noteholder who agrees to and accepts the proposed Amendment Plan will, upon such acceptance, be deemed to acknowledge, represent, warrant and agree as follows:

(1) it acknowledges that the New Notes and the Shares have not been registered under the Securities Act and may not be sold except as permitted below;

(2) it acknowledges that it is acquiring the New Notes and/or the Shares for its own account or for an account with respect to which it exercises sole investment discretion and has full power to make the foregoing acknowledgments, representations and agreements, and that it and any such account is either (a) a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act, and is aware, and each beneficial owner of such New Notes or the Shares has been advised, that the sale of such New Notes or Shares to it is being made in a transaction exempt from registration under the Securities Act, (b) a "non-U.S. person", as that term is defined in Regulation S under the Securities Act, acquiring any New Notes or Shares in an offshore transaction within the meaning of Regulation S, or (c) an "accredited investor", as defined in Rule 501(a)(5) or (6) under the Securities Act;

(3) it understands and agrees, on its own behalf and on behalf of any accounts for which it is acting as hereinafter stated, (a) that the New Notes and the Shares are being offered only in connection with a Petition for Court Review of the Creditors' Agreement not involving any public offering within the meaning of the Securities Act, and (b) that if in the future the holder decides to offer, sell, pledge or otherwise transfer such New Notes or Shares, such New Notes or Shares may be offered, sold, pledged or otherwise transferred only to a qualified institutional investor or an accredited investor pursuant to an exemption from the registration requirements of the Securities Act, or outside the United States in compliance with Regulation S under the Securities Act, and, in each case, in accordance with applicable securities laws of any state of the United States or any other jurisdiction;

(4) it understands that each New Note and each Share will contain the following legend, unless otherwise agreed by the Company:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION."

(5) it acknowledges that neither the Company nor any person acting on behalf of the Company has made any statement, representation, or warranty, express or implied, to it with respect to the Company or the offer or sale of any New Notes or Shares, other than the information included in the Petition for Court Review of the Creditors' Agreement and the Amendment Plan;

(6) it (or the account for which it is acting) (a) is able to act on its own behalf in the transactions contemplated in the Amendment Plan; (b) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the new Notes or the Shares; and (c)

Notes was authorized by a unanimous resolution adopted by the Company's shareholders at an extraordinary meeting of all its shareholders, and by a resolution of the Company's Board of Directors dated December 4, 2002.

While any New Notes remain outstanding and the Company has not obtained and kept in effect the exemption pursuant to Rule 12g3-2(b) under the Exchange Act, the Company shall provide to the holders of the new Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Written requests for such information should be addressed to the Company at:

Central Térmica Güemes S.A.
Avenida Reyes Católicos 1330
Salta A4408KR0
Argentina
Attention: Carlos Peralta, President
The Company's telephone number is: 54-387-439-2737.

CENTRAL TÉRMICA GÜEMES S.A.

DIRECTORS' ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2002

To our shareholders,

As required by current legal and statutory regulations, the Board of Directors hereby submits for your consideration the annual report, informative summary, inventory, balance sheet(s), statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 11 and supplemental schedules I through V, relating to the fiscal years ended December 31, 2002 and 2001.

The accumulated deficit for the year ended December 31, 2002 amounts to $121,647,859.

The operating loss for the year ended December 31, 2002 amounts to $3,412,343, which is higher than the $1,148,988 loss for 2001 by $2,263,355.

Furthermore, as indicated in the accompanying Informative Summary, the net result for the year 2002 shows a loss amounting to $80,444,429, reversing the positive trend of the last two fiscal years which showed profits of $4,075,006 and $5,771,419 in 2001 and 2000, respectively.

Company's Situation

The informative summary, the financial statements and its notes, as well as the additional information required by current regulations, contain the details of the Company's financial position and the results of its operations for the year being reported. Therefore, in order to avoid redundancy, this annual report will not provide that information.

However, the main issues that have affected the Company's operations and results for the year should be included herein.

Change of the macroeconomic conditions

On January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Exchange System Reform Law No. 25561. The new law and its supplementary regulations established both the end of the convertibility system which had pegged the peso at par with the US dollar and a free floating of the peso rate of exchange.

The figures included in the financial statements relating to foreign currency denominated assets and liabilities, agree with the rate of exchange in effect at each year-end. For the year 2002 the rate of exchange applied was $3.37 per 1 US$, whereas the rate of exchange applied for the year 2001, was that in effect as of the last date of December 2001 in which foreign currency transactions were made in the country, thus, in the case of the US dollar, the rate of exchange applied was $ 1 = US$ 1.

The effect of both the sharp devaluation of the Argentine currency and the other measures adopted at the beginning of the year gave rise to a series of negative effects which have not yet been overcome.

As informed in note 10, the chronology of the deep change of the economic model is as follows:

> Early in December 2001, the Federal Government implemented a series of economic and exchange control measures which severely limited cash withdrawals from banks and restricted transfers of funds abroad, other than those related to foreign trade. Late in December, the Argentine Government declared the official default on its public debt and, on January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Exchange System Reform Law No. 25561 that introduced dramatic changes to the economic model then in force and amended the Convertibility Law under which the peso had been pegged at par with the dollar

h) exchange at the free market and within the time periods specifically established of foreign currency earned from exports;

i) suspension of unjustified layoffs for a period of 180 days to commence on January 6, 2002. Failure to comply with this obligation will carry the penalty of having to pay twice the severance pay provided by current labor legislation. The suspension was extended for another 180 working days when the original period expired;

j) two-year suspension of the Law of intangibility of deposits; and

k) declaration of a production and credit emergency until December 10, 2003, through the passing of Law No. 25563, as amended, which includes, among other issues, the following:

- suspension for a period of 270 calendar days, to commence on February 14, 2002, of (i) court and out-of-court ordered foreclosures on the debtor's house of permanent residence or on any other real property used by the debtor to either develop commercial and/or industrial activities or render services, and (ii) the execution of precautionary measures involving the dispossession of assets needed to develop activities of a commercial, industrial or similar nature;

- granting of authority to trustees and other lawfully authorized parties to prove claims and vote arrangement plans on behalf of government bond holders and establishment of the procedure for trustees to express bond holders' will.

On the other hand, and as a consequence of the changes implemented, in the year 2002 the domestic wholesale price index increased to 118.21%, according to the information released by the National Institute of Statistics and Census.

As established by the aforementioned Emergency Law, the loss resulting from applying the new rate of exchange on the net position of foreign currency denominated assets and liabilities as of January 6, 2002, may be deducted from income tax at a 20% rate p.a. over the five fiscal years following the date on which the law became effective.

The impact of this new context on the Company's economic and financial position, which is discussed in note 11, does not differ from that which has affected the rest of the electricity generation industry. The Association of Electricity Power Generators has recently made a presentation at the World Bank, a summary of which we consider appropriate to include in this Annual Report:

"In the first place, the Generators have explained to the Bank representatives the achievements obtained in this market which today comprises 43 companies, most of which have been built up from scratch, with the best technology available. The legislation under which investments were carried out — Law No. 24065 of 1992 — aroused the interest of the main international operators who invested nearly US$ 7 billion in this free market.

It was also explained that the consequences of the regulations introduced, — which except for minor adjustments continue to be totally valid —, were: to have the ability to export electricity, in a country which, until the end of the 80's, suffered intermittent power outages, and to reduce electricity wholesale price to less than half of the 1992 price, securing the Argentine industry's competitiveness. In December 2001, the cost of electricity was 30% lower **in dollar terms** than that in effect in the United States of America, Europe and the rest of Latin American neighboring countries.

In the second place, the World Bank technicians were informed of the consequences suffered by the electricity sector due to the mandatory conversion into pesos, the devaluation and the breaking of the rules in force adopted in January 2002:

1) The Regulatory Framework was manipulated so that companies could only receive their Variable Costs, trying to ensure that the plants did not stop operating, but disregarding their economic or financial situation.

2) In reality, the increased production cost that Generators have — the cost of Capital — was no longer recognized as from January 2002. This value, which represents 60% of the cost of these companies, is a

price which has been "administered" by the Political Authority since 1992 through the "payment for capacity" to ensure an investment incentive.

It was highlighted to the Bank technicians that investment decisions had already been suspended in 1997. Therefore, when this payment was "pesified" (i.e., compulsorily converted into pesos) and Generators were forced to sell electricity **at only US$ 8/MWh**, while in all neighboring countries, Europe and the United States of America, it **costs no less than US$ 30 or 35/MWh**, demand in Argentina will certainly outstrip supply in a maximum of 3 or 4 years.

With regard to the restructuring of prices and revenues, it was explained that from the Generators' point of view, **salaries and utility prices have been the two adjustment variables during 2002: salaries as well as our prices have remained frozen, and therefore they are subsidizing the rest of the economy."**

<u>Restructuring of the Company's Liability</u>

The aforementioned events have not only reduced profitability ratios but also cash flows in real terms –due to the great impact of the devaluation-, to such an extent that the possibility of entering into an area of high financial risk, which the Company has permanently tried to avoid, becomes foreseeable, specially at a time when credit has disappeared.

In spite of the combined effects of the devaluation and the aforementioned impacts, the Company has complied with all its financial commitments relating to the year 2002, even when foreign capital companies and international shareholders had to default on their foreign currency denominated debts.

Given (i) the lack of signs indicating that the prospects regarding the restructuring of payment capacity in foreign currency will change, (ii) the already mentioned disappearance of both local and international credit for domestic companies, (iii) the delay in collections as a consequence of the freezing of balances ordered by the Government for the Wholesale Electricity Market, -approximately $1,010,000 whose recovery is being negotiated-, (iv) the delay in payments for approximately $3,358,0000 from our main client, the Salta Province-based distribution company, it has become necessary to commence a new restructuring process of the Company's only financial liability.

In this way, the Company expects to maintain its cash generation capacity by continuing with operations and maintenance works of the generation plant, so as to satisfy electricity requirements of the region and comply with the financial commitments arising from the new restructured debt.

To such effects, an Exchange Offer, whose details are informed in note 1, has been made obtaining a result which shows creditors' understanding of both the Company's effort and the situation which our industry is confronting.

We refer to the understanding of the majority of the investors holding our Corporate Notes, as nearly 60% of Note holders have provided us with affirmative answers concerning the Exchange Offer.

This process began in June 2002, when, due to the uncertainties caused by the serious economic and financial crisis which the country and the electricity market in general have been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes (floating rate for US$ 54,000,000 due in 2010 (see note 3.4)), so as to re-discuss with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon in the agreement (the "Agreement") approved by resolution dated 09/12/00 which was later complemented by other explanatory resolutions dated September 19 and 26, 2000.

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25561 and 25563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) <u>in relation to the holders of Corporate Notes</u> (the "Notes"): (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the

unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of Corporate Notes issued under the Agreement, to inform them about the Company's need to carry out a restructuring, as a consequence of the New Regulations and the new economic and financial context of both the country and the electricity sector, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Finally, in the Board of Directors' meeting held on February 27, 2003, the Directors were informed that the previously mentioned Exchange Offer was concluded on February 26, 2003, at 5 p.m. New York time, approving that (i) taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of current Notes), the condition, established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of current Corporate Notes Principal, be dispensed, (ii) that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market (MAE), still pending, be accepted. Furthermore, (iii) that the transaction and the exchange of current Notes for New Notes for the definitive amount to be informed by the Agent in charge of the Exchange be closed and made as soon as possible.

Production

During the year 2002, 1,267 GWh were produced, which means a level of production 14% lower than that of the previous year (1,470 GWh). This fall in the level of production is mainly due to the fact that generation groups operated at minimum technical levels during the last semester as a consequence of a lower energy demand in the system.

As it can be seen in the chart below, there has been a historical fall in electricity demand, especially if we take into account that typically annual growth will at least reflect a positive value due to increased production and extensions of the distribution networks.

Evolution of the Demand of the Wholesale Electricity Market

	Jan	Feb	March	April	May	June	July	Aug	Sept	Oct	Nov	Dec	Total
2002	6.387	5.684	6.409	5.893	6.236	6.540	6.787	6.428	6.068	6.317	6.370	6.569	75.683
2001	6.824	6.389	6.819	6.030	6.527	6.589	6.850	6.472	6.072	6.148	6.015	6.332	77.065
% Variation	-6.4%	-11.0%	-6.0%	-2.3%	-4.5%	-0.7%	-0.9%	-0.7%	-0.1%	2.7%	5.9%	3.7%	-1.8%

Alternative Strategies

In the Annual Report for the year 2001 we said: "The intervention of the State in the agreements entered into by private parties affects commitments assumed for the purchase of gas and the sale of electricity -originally in dollars and now converted into pesos- independently of the value of the agreed-upon currency.

The Company has begun to review all its commitments so as to maintain a sustainable balance at operational levels but is concerned about the liability issued abroad that remains in dollars. Although the Company will be able to pay interest maturing in the immediate future, the level of revenues needs to be restructured in relation to the US dollar in order to maintain payment capacity abroad in the long term."

In reality, we have complied with all our commitments for the year being reported. However, the macroeconomic conditions have made it impossible to recover payment capacity in terms of a hard currency, a situation which we think will not occur in the short term, and which will mainly depend on political factors still undefined rather than on specifically economic factors.

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF DECEMBER 31, 2002

1. A Brief on Company's Activities

Production and Sales

During the year 2002, 1,267 GWh were produced, which means a level of production 14% lower than that of the previous year (1,470 GWh). This fall in the level of production is mainly due to the fact that generation groups operated at minimum technical levels during the last semester as a consequence of a lower energy demand in the system.

Prices

The average price of energy at the Güemes node and power supplied during the year 2002 amounted to $46,70/MWh ($55,018,183/1,178 GWh) which turned out lower than the average price of the previous year ($61,22/MWh - $84,176,960/1,375 GWh) by 24 %.

Sales

The gross sales (net of compensations with the system) for the year 2002 fell 35% to $55,018,183 compared to the $84,176,960 of the previous year. The $-29.2 million absolute variation in gross sales was made up of a $-12.1 million decrease in production and a $-17,1 million negative effect in sales owing to lower price, as previously described

Results

The operating result for the year ended December 31, 2002 showed a loss amounting to $3,412,343, which was higher than the $1,148,988 loss of the previous year by $2,263,355.

The net result for the year showed a loss amounting to $ 80,444,429, which considering the result of the previous year showed a loss of $ 84,519,435. This was mainly caused by the sharp devaluation of the peso, occurred during the year, which has had a significant effect on the Company's loans

Shareholders' Equity

The debt/equity ratio by the end of 2002 increased 33% to 87%, compared to the 54% debt/equity ratio by the end of the previous year.

2. Equity and Results Structure

2.1 Equity Structure

	....2002....	....2001....	....2000....	....1999....	....1998....
Current Assets	29,532,795	39,516,417	41,600,498	48,208,201	43,313,291
Non-Current Assets	190,768,564	200,848,374	203,610,823	215,522,790	227,389,319
Total	**220,301,359**	**240,364,791**	**245,211,321**	**263,730,991**	**270,702,610**
Current Liabilities	6,652,690	9,180,705	17,466,879	31,873,969	15,071,217
Non-Current Liabilities	183,982,883	121,073,871	121,709,233	131,593,232	131,762,933
Subtotal	**190,635,573**	**130,254,576**	**139,176,112**	**163,467,201**	**146,834,150**
Shareholders' Equity	**29,665,786**	**110,110,215**	**106,035,209**	**100,263,790**	**123,868,460**
Total	**220,301,359**	**240,364,791**	**245,211,321**	**263,730,991**	**270,702,610**

AUDITORS' REPORT

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have audited the accompanying balance sheets of Central Térmica Güemes S.A. as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 11 and supplemental schedules I through V, for the years then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion thereon based on our audit performed with the scope mentioned in 2.

2. Scope of our work

We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management.

3. Prior clarifications

As described in note 10, on January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Exchange System Reform Law No. 25561. The new law and its supplementary regulations established a series of measures that impact on the Company's operations, such as: the devaluation of the peso; the default on the public debt; the mandatory conversion into pesos of foreign currency denominated assets and liabilities arising from transactions agreed upon between local parties; restrictions on the transfers of funds abroad, which require the Argentine Central Bank's prior authorization; and the mandatory conversion into pesos of utility rates.

Additionally, as indicated in note 11, the measures mentioned in the preceding paragraph modified the electricity market significantly. Consequently, while the Company's revenues have been compulsorily converted into pesos, its expenses and a significant part of its liabilities are denominated in US dollars. Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government -concerning the economic policy and, particularly, with regard to the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows.

Furthermore, as explained in note 1, and as a consequence of the effects of the economic crisis, the Company is negotiating the restructuring of its corporate notes.

The financial statements do not include any adjustment that could result from either the outcome of these uncertainties or the aforementioned negotiations.

The financial statements of Central Térmica Güemes S.A. as of December 31, 2002, have been prepared following the criteria of a going concern and assuming that the Company will be able to pay its obligations. Therefore, the financial statements do not include any adjustment, if there were any, that could derive from the outcome of the uncertainties mentioned in the preceding paragraphs.

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia. de Salta

Company's main activity:	Operation of thermoelectric generation plants
Registration Number with Companies' Inspection Bureau of Salta:	35/99
Registration Number in Court of Original Jurisdiction in Commercial Matters of the Province of Salta:	Folio 9/10, Entry 2425 of Corporations Book number 10
Filing date of the Company's by-laws and amendments thereto with the Companies' Inspection Bureau:	September 18, 1992, September 2, 1993, July 8, 1999, February 29, 2000 and December 4, 2002.
Duration of the Company:	February 28, 2092
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes	60%

FISCAL YEAR No. 11
COMMENCED JANUARY 1, 2002

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

CAPITAL STOCK
(note 4)

	......2002 y 2001.... Subscribed and paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	62,906,000

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

	......2002......	......2001......
Net sales (note 3.5)	48,123,692	71,383,120
Cost of sales (schedule V)	(41,108,897)	(60,872,995)
Gross profit	**7,014,795**	**10,510,125**
Selling expenses (schedule V)	(1,695,299)	(3,920,602)
Administrative expenses (schedule V)	(7,613,786)	(6,829,297)
Other expense and income, net	(1,118,053)	(909,214)
Financial results		
Generated by assets (note 3.6a)	(11,642,634)	2,390,486
Generated by liabilities (note 3.6b)	(65,389,452)	(3,998,485)
Ordinary Loss	**(80,444,429)**	**(2,756,987)**
Extraordinary gains (note 8)		6,831,993
(LOSS) INCOME FOR THE YEAR	**(80,444,429)**	**4,075,006**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

	..........Owners' contributions..........			Reserved earnings Legal reserve	Accumulated deficit	Total
	Capital stock	Adjustment to capital	Total			
Balances as of December 31, 2000	62,906,000	86,016,073	148,922,073	899,474	(43,786,338)	106,035,209
Distribution of profits approved by the Shareholders' Meeting held on March 19, 2001:						
- to legal reserve				288,572	(288,572)	
Income for the year					4,075,006	4,075,006
Balances as of December 31, 2001	**62,906,000**	**86,016,073**	**148,922,073**	**1,188,046**	**(39,999,904)**	**110,110,215**
Distribution of profits approved by the Shareholders' Meeting held on April 25, 2002						
- to legal reserve				203,526	(203,526)	
Loss for the year					(80,444,429)	(80,444,429)
Balances as of December 31, 2002	**62,906,000**	**86,016,073**	**148,922,073**	**1,391,572**	**(120,647,859)**	**29,665,786**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

	.....2002.....	.....2001.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS		
OPERATING ACTIVITIES		
Loss for the year	(80,444,429)	(2,756,987)
Add: items not representing uses of cash:		
Depreciation of property, plant and equipment	10,230,867	10,615,802
Increase in reserves/allowances	1,654,439	2,010,757
Net value of property, plant and equipment withdrawn		19,094
Unpaid interest and exchange differences accrued	65,459,273	830,724
Subtotal	(3,099,850)	10,719,390
Extraordinary gain for the year		6,831,993
Add: items not representing uses of cash:		
Recovery of the minimum presumed income tax reserve		(7,280,033)
Subtotal		(448,040)
Changes in operating assets and liabilities		
Decrease in trade receivables	10,312,738	520,164
Increase in other receivables	(1,258,230)	(1,886,111)
Increase in spare-parts and materials	(146,856)	(172,098)
Decrease in accounts payable	(1,204,232)	(346,323)
Decrease in payroll, social security charges and taxes	(3,313,219)	(1,287,151)
Net (Decrease) Increase in other liabilities	(74,622)	49,473
Use of reserves	(2,437,018)	(1,380,534)
Subtotal	1,878,561	(4,502,580)
Cash (used in) provided by operating activities	**(1,221,289)**	**5,768,770**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(47,027)	(4,817,246)
Cash used in investing activities	**(47,027)**	**(4,817,246)**
FINANCING ACTIVITIES		
Net decrease in loans	(656,320)	(590,782)
Cash used in financing activities	**(656,320)**	**(590,782)**
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(1,924,636)**	**360,742**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**12,206,171**	**11,845,429**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**10,281,535**	**12,206,171**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

For each US$ 1,000 of principal of existing Corporate Notes received for the exchange, the Company will issue "New Corporate Notes Proposal 1" for a principal amount of US$ 600 and 460 shares (rounding the value to the immediately following whole number in order to issue New Corporate Notes in minimum denominations of US$ 1.00 and avoid the issuance of cent-denominated shares).

Proposal No. 2:
Up to a maximum amount of US$ 54,000,000 in Corporate Notes at an annual interest rate of 2%, with final maturity in 2013 ("New Corporate Notes Proposal 2").

For each US$ 1,000 of principal of existing Corporate Notes received for the exchange pursuant to this proposal, the Company will issue "New Corporate Notes Proposal 2" for a principal amount of US$ 1,000.

The New Corporate Notes will constitute common, unsecured and unsubordinated obligations of the Company which will mature ten years after issuance (the "Maturity Date of the New Corporate Notes"). Interest on the principal amount pending amortization will be paid semiannually, in arrears and in cash. The first interest payment will fall due on the sixth month following the date of issuance. Principal will be repaid in only one payment on the Maturity Date of the New Corporate Notes.

The New Corporate Notes will be regarded as Corporate Notes pursuant to the provisions of the Corporate Notes Law No. 23576, as amended by Laws Nos. 23962 and 24435, and will therefore enjoy the benefits and be subject to the formalities therein established. In accordance with the provisions of Decree No. 749/2000 and Resolution No. 368/01 of the National Securities Commission (CNV), the New Corporate Notes offered in exchange for the Current Corporate Notes will not be assessed according to risk.

The holders who offer their existing Corporate Notes within the "Exchange Offer" will receive a premium for the acceptance in the amount of US$ 7.50 for each US$ 1,000 in principal of the existing Corporate Notes.

The Exchange Offer is subject to whether holders offer 100% of the outstanding principal amounts of existing Corporate Notes and whether all the regulatory provisions necessary in Argentina are approved.

In the Board of Directors' meeting held on February 27, 2003, the Chairman informed the Directors that the previously mentioned "Exchange Offer" had been concluded on February 26, 2003, at 5 p.m. New York time.

Subsequent to that, he proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of current Corporate Note), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of current Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market (MAE), still pending, be accepted. Furthermore, he proposed that the transaction and the exchange of the current Corporate Notes offered for the New Corporate Notes for a definitive amount to be informed by the Agent in charge of the Exchange, be closed and made as soon as possible.

The statements concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

2. BASIS OF PRESENTATION AND MAIN ACCOUNTING POLICIES

As required by the provisions of General Resolution No. 368/01, as amended, and General Resolution No. 398/02 of the National Securities Commission, these financial statements have been prepared in accordance with the disclosure and valuation criteria set forth in Technical Resolutions numbers 8, 9, 10 and 12 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), with the changes introduced by the Resolution of the National Securities Commission mentioned at the beginning of this paragraph.

Taking into account the existence of a new inflationary context and the conditions created by the new system established by the Economic Emergency and Foreign Exchange System Reform Law described in note 10, the National Securities Commission issued General Resolution No. 415/02 which establishes that financial statements will be stated in constant pesos, following the method of adjustment for inflation set forth in Technical Resolution No. 6 of the FACPCE.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Investments

	.....2002.....	.....2001.....
Time deposits		44,434
Government bonds (schedule II)		4,515,001
Mutual funds (schedule II)	564,651	6,611,323
Total	564,651	11,170,758

The breakdown of the balances is as follows:

To become due within 3 months	564,651

3.2 Accounts receivable

CAMMESA	5,134,790	
Debtors of the term market	5,707,823	19,493,938
Parent Company – Powerco S.A.	420,881	875,561
Doubtful accounts under legal proceedings	1,020,837	2,227,570
Allowance for bad debts (schedule III)	(1,175,126)	(2,127,822)
Total	11,109,205	20,469,247

The breakdown of the balances as of December 31, 2002 according to the estimated collection period is as follows:

	.....2002.....	.....2001.....
a) Past due		
within 6 months	59,553	
more than 6 months	3,551,629	
b) To become due within 3 months	8,673,149	
Subtotal	12,284,331	
Allowance for bad debts	(1,175,126)	
Total	11,109,205	

Accounts receivable do not accrue interest nor are they subject to adjustment clauses, except for certain receivables which are adjusted by the referential stabilization coefficient (CER).

3.3 Other receivables

Current:

Advances to suppliers	1,782,424	489,945
Tax credits	615,959	584,218
Prepaid expenses	758,790	497,019
Miscellaneous	149,655	581,446
Total	3,306,828	2,152,628

Non-current:

EDESA S.A. – 132 KV power line (note 9)	3,159,231	3,055,201

The breakdown of the balances as of December 31, 2002 according to the estimated collection or use period is as follows:

a) To become due:	
within 3 months	1,782,424
between 3 and 6 months	1,374,749
more than 1 year	3,159,231
b) With no specified due date	149,655
Total	6,466,059

These receivables do not accrue interest, except for the advances paid to certain suppliers and non-current receivables, whose annual interest rate ranges from 7.5% to 15%.

3.4 Liabilities

The breakdown of the balances as of December 31, 2002 according to maturity is as follows:

	.....2002.....	.....2001.....
To become due:		
within 3 months (2)	5,206,508	
between 6 and 12 months	1,425,510	
more than 1 year (1)	182,885,018	
With no specified due date	1,118,537	
Total	190,635,573	

(1) Includes a debt for the issuance of corporate notes for an amount of $ 181,980,000 maturing in 2010 at an annual interest rate of 2%, 2,5% and 3% during the first, second and third year, respectively and of 5% as from the fourth year, payable semiannually (See note 1).

(2) Includes a balance with Powerco S.A. (Parent Company) for 238,133.

3.5 Net sales

Sales of electricity	55,018,183	84,176,960
Discounts for services received	(6,666,263)	(12,401,063)
Municipal contribution	(228,228)	(392,777)
Total	48,123,692	71,383,120

3.6 **Financial results**

a) Generated by assets

Result of exposure to the change in the purchasing power of the currency	(15,135,669)	
Exchange differences	2,254,521	
Interest	1,238,514	2,390,486
Subtotal	(11,642,634)	2,390,486

b) Generated by liabilities

Result of exposure to the change in the purchasing power of the currency	69,925,586	
Exchange differences	(132,821,910)	
Interest and exchange differences	(2,317,152)	(3,882,393)

Bank charges and expenses	(175,976)	(116,092)
Subtotal	(65,389,452)	(3,998,485)
Total	**(77,032,086)**	**(1,607,999)**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of December 31, 2002 and 2001 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of the Province of Salta.

5. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

No income tax provision has been recorded due to the existence of tax losses.

In March, 1999, the Company filed with the Federal Court of Salta a declaratory judgement action of negative certainty and requested granting of an "in status quo" injunction with respect to the payment of the minimum presumed income tax. The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.

6. LOANS

	.....2002.....	.....2001.....
Current:		
Interest on Corporate Notes (schedule IV)	1,425,510	769,190
Non-Current:		
Corporate Notes (schedule IV)	181,980,000	117,833,367

On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010 at a floating interest rate. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, issued in 1996 with maturity date in 2001 and at an annual 12% interest rate which had also replaced, prior payment of US$ 5,000,000, the first issue in 1994 for US$ 65,000,000, maturing in 1996 at an interest rate of 12% p.a..

7. CLAIMS

As of the date of issuance of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve of 1,097,865 as of December 31, 2002. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

8. EXTRAORDINARY GAINS

	.....2002.....	.....2001.....
Recovery of the minimum presumed income tax reserve (See note 5)		7,280,033
Withholdings on fees related to the debt restructuring		(448,040)
Total		**6,831,993**

9. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A., whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 KV high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect.
- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement whereby the contract between the Company and Edesa S.A. was extended.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 KV high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of December 31, 2002 and 2001, disbursements made to finance this work amounted to $ 3,159,231 and 3,055,201, respectively and have been recorded as Other non-current receivables. This receivable accrues interest at an annual rate of 15%.

10. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OF OTHER CHANGES INTRODUCED TO THE ECONOMIC REGULATIONS. IMPACT OF THIS CONTEXT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Early in December 2001, the Federal Government implemented a series of economic and exchange control measures which severely limited cash withdrawals from banks and restricted transfers of funds abroad, other than those related to foreign trade. Late in December, the Argentine Government declared the official default on its public debt and, on January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Exchange Reform Law No. 25561 that introduced dramatic changes to the economic model then in force and amended the Convertibility Law under which the peso had been pegged at par with the dollar since March 1991. Law 25561 further empowered the Executive Branch to take additional monetary, financial and exchange measures aimed at overcoming the economic crisis.

Decree No. 71/2002 of the Federal Government and Communication "A" 3425, as amended, of the Argentine Central Bank ("BCRA"), established a new exchange system through the creation of an "official" exchange market for export transactions and certain imports and financial liabilities, and a "free" exchange market for the other transactions. The "official" rate of exchange was fixed at 1.40 pesos per US dollar and the "free" rate of exchange as of the close of business of the first day when the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), fluctuated from 1.60 to 1.70 pesos to the US dollar (sell rate).

New regulations, which modified the already adopted measures, were later issued by the Government. The main aspects of these regulations as of the date of approval of these financial statements, are detailed below:

a) Elimination of the dual exchange rate and establishment of a single "free" exchange market for foreign trade transactions, the BCRA's prior approval being required to make transfers abroad for payment of principal and interest on financial loans until February 8, 2003, with certain exceptions. Furthermore, the BCRA's prior authorization must be sought before remitting profits and dividend payments overseas. Up to the date of approval of the financial statements, the quotation of the US dollar at the free market fluctuated from 1.80 to 3.90 pesos per US dollar (sell rate);

b) conversion into pesos of all US dollar-denominated deposits held in financial institutions at the rate of 1.40 pesos per US dollar and of all US dollar-denominated debts, existing as of January 6, 2002 at the rate of 1 peso per US dollar, except for certain cases which were excluded from the mandatory conversion into pesos. Deposits and debts converted into pesos will be adjusted by applying an index called "referential stabilization coefficient" ("CER") to be published by the BCRA, applicable as from the date of publication of Decree No. 214/2002, plus a minimum interest rate for deposits and a maximum interest rate for debts with the financial system, to be set by the BCRA. Excluded from the application of the CER are certain loans granted to individuals by financial entities, cooperatives, associations. mutual companies or natural or artificial persons of any nature;

c) conversion into pesos of all US dollar-denominated contracts entered into by private parties until January 6, 2002, at the rate of 1 peso per US dollar. The resulting amount will be subject to the CER adjustment, except for certain cases which were excluded from the mandatory conversion into pesos;

d) issuance of a Government bond to compensate financial entities for the imbalance resulting from the application of the aforementioned exchange rates;

e) conversion into pesos of public works contracts and utility rates with adjustment clauses in US dollars, at the pre-devaluation rate of exchange of 1 peso per dollar; the freezing of those rates by suspending indexation mechanisms and subsequent renegotiation on a case-by-case basis, except for certain cases which have been excluded from the mandatory conversion into pesos;

f) restriction on the free availability of funds deposited in banks (restriction which was lifted on December 2, 2002); re-programming of deposits and option to subscribe Government bonds in dollars (fixed or floating rate) or in pesos;

g) conversion into pesos of foreign currency denominated debts incurred by the National, Provincial and Municipal Governments, existing as of February 2002 (except those of the Federal Government originally financed by Multilateral Lending Institutions or arising from liabilities incurred by the National Treasury and refinanced with foreign creditors), that are governed solely by the Argentine law, at the rate of 1.40 pesos per US dollar or its equivalent in other foreign currency plus CER adjustment. This mandatory conversion into pesos includes Guaranteed Loans of the last local debt-swap. Furthermore, new interest rates are established for those debts converted into pesos;

h) exchange at the free market and within the time periods specifically established of foreign currency earned from exports;

i) suspension of unjustified layoffs for a period of 180 days to commence on January 6, 2002. Failure to comply with this obligation will carry the penalty of having to pay twice the severance pay provided by current labor legislation. The suspension was extended for another 180 working days when the original period expired;

j) two-year suspension of the Law of intangibility of deposits; and

k) declaration of a production and credit emergency until December 10, 2003, through the passing of Law No. 25563, as amended, which includes, among other issues, the following:

  - suspension for a period of 270 calendar days, to commence on February 14, 2002, of (i) court and out-of-court ordered foreclosures on the debtor's house of permanent residence or on any other real

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2002										2001
	Original values				Depreciation					Net value	Net value
	Balance at beginning of the year	Additions	Retirements	Balance at end of the year	Accumulated at beginning of the year	Retirements	Current year Rate %	Current year Amount	Accumulated at the end of the year		
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,290,542			60,290,542	13,925,375		2.55	1,544,795	15,470,170	44,820,372	46,365,167
Turbines	97,289,830			97,289,830	35,559,880		29.25	3,479,794	39,039,674	58,250,156	61,729,950
Boilers	98,099,950			98,099,950	29,028,363		23.69	2,844,074	31,872,437	66,227,513	69,071,587
Transformers	13,874,144			13,874,144	5,123,390		29.77	554,969	5,678,359	8,195,785	8,750,754
Water treatment plant	2,575,554			2,575,554	795,882		25.42	103,012	898,894	1,676,660	1,779,672
Auxiliary equipment	831,733			831,733	307,196		29.78	33,281	340,477	491,256	524,537
Gas plant and gas pipeline	4,182,340			4,182,340	1,544,446		29.77	167,297	1,711,743	2,470,597	2,637,894
Tools	842,306			842,306	698,706		10.00	31,071	729,777	112,529	143,600
Vehicles	524,358			524,358	322,445		20.00	64,573	387,018	137,340	201,913
Furniture and fixtures	1,538,799	32,418		1,571,217	1,242,463		20.00	208,427	1,450,890	120,327	296,336
Installations	810,011	8,845		818,856	792,857		20.00		792,857	25,999	17,154
Software	168,177	5,322		173,499	166,346		33.00	7,153	173,499		1,831
Maintenance expenses	12,508,208	442		12,508,650	7,989,515		16.67	1,192,421	9,181,936	3,326,714	4,518,693
TOTAL 2002	**295,290,037**	**47,027**		**295,337,064**	**97,496,864**			**10,230,867**	**107,727,731**	**187,609,333**	
TOTAL 2001	**290,522,564**	**4,817,247**	**49,774**	**295,290,037**	**86,911,742**	**30,680**		**10,615,802**	**97,496,864**		**197,793,173**

SCHEDULE II

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

INVESTMENTS

Account	Type	Nominal value	Quotation value	Recorded value 2002	Recorded value 2001
CURRENT INVESTMENTS					
Mutual funds	Deustche Bank - US$	156,155	3.27	510,627	5,472,465
	FBA - Renta US$	347		173	757
	Fima Money US$ "A"	107,412		53,631	1,130,832
	Roble Ahorro - US$	377		189	7,131
	Roble Ahorro - $	63		31	138
Total mutual funds				564,651	6,611,323
Government bonds	BONTE 2002				316,884
	BONTE 2005				4,198,117
Total government bonds					4,515,001
TOTAL CURRENT INVESTMENTS				564,651	11,126,324

SCHEDULE III

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

ALLOWANCES/RESERVES

Items	2002				2001
	Balance at beginning of the year	Increases	Decreases (4)	Balance at the end of the year	Balance at the end of the year
Deducted from assets					
Allowance for bad debts	2,127,822	200,000 (2)	1,152,696	1,175,126	2,127,822
TOTAL 2002	**2,127,822**	**200,000**	**1,152,696**	**1,175,126**	
TOTAL 2001	**1,200,154**	**1,792,547**	**864,879**		**2,127,822**
Included in liabilities					
Contingency reserve	927,748	1,454,439 (3)	1,284,322 (1)	1,097,865	927,748
TOTAL 2002	**927,748**	**1,454,439**	**1,284,322**	**1,097,865**	
TOTAL 2001	**8,505,226**	**218,210**	**7,795,688**		**927,748**

(1) Includes 781,737 to cover foreseen events.
(2) Charged to selling expenses.
(3) Charged to other income and expense.
(4) Includes result of exposure to the changes in the purchasing power of the currency.

SCHEDULE IV

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2002				2001		
	Amount and currency		Exchange rate $	Booked amount in local currency (pesos)	Amount and currency		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	2,354,591	3.27	7,699,513	US$	67,197	146,631
Investments	US$	156,155	3.27	510,627	US$	5,119,208	11,170,620
Accounts receivable					US$	10,355,655	22,597,069
Total Current Assets				8,210,140			33,914,320
TOTAL ASSETS				8,210,140			33,914,320
LIABILITIES							
CURRENT LIABILITIES							
Accounts payable							
Suppliers					US$	1,323,155	2,887,256
Loans							
Corporate notes	US$	423,000	3.37	1,425,510	US$	352,500	769,190
Total Current Liabilities				1,425,510			3,656,446
NON-CURRENT LIABILITIES							
Loans							
Corporate notes	US$	54,000,000	3.37	181,980,000	US$	54,000,000	117,833,367
Total Non-Current Liabilities				181,980,000			117,833,367
TOTAL LIABILITIES				183,405,510			121,489,813

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

COST AND EXPENSES

Items	2002				2001
	Cost of sales	Selling expenses	Administrative expenses	Total	Total
Fees			190,806	190,806	326,102
Salaries and wages	4,349,358	881,021	831,478	6,061,857	10,591,293
Social security charges	568,936	115,488	127,489	811,913	1,507,874
Fuel	23,861,771			23,861,771	38,968,721
Spare-parts and materials	686,423			686,423	1,046,541
Services contracted	970,861	146,769	1,173,195	2,290,825	3,388,733
Communications			326,102	326,102	627,605
Office expenses		96,299	3,164,022	3,260,321	658,634
Depreciation of property, plant and equipment	10,125,541		105,326	10,230,867	10,615,802
Insurance	542,823			542,823	575,572
Interest and exchange differences			703,951	703,951	548,447
Taxes and rates	3,184	2,970	9,988	16,142	15,958
Bad debts		200,000		200,000	1,792,547
Miscellaneous		252,752	981,429	1,234,181	959,065
TOTAL 2002	**41,108,897**	**1,695,299**	**7,613,786**	**50,417,982**	
TOTAL 2001	60,872,995	3,920,602	6,829,297		71,622,894

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

(restated to reflect the effects of inflation - stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or which could affect comparison with those to be presented in future periods:

   See notes 10 and 11 to the financial statements, regarding changes introduced to the Argentine economic framework.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Debit balances	Credit balances
1. In local currency (includes allowances/reserves).	17,575,264	7,230,063
2. In foreign currency (US dollars)		183,405,510
TOTAL	17,575,264	190,635,573

   b) The classification according to the type of adjustment is as follows:

	Debit balances	Credit balances
1. Subject to adjustment clause	3,477,069	1,837,557
2. With no adjustment clause	14,098,195	188,798,016
TOTAL	17,575,264	190,635,573

   c) The classification according to the accrual or not of interest is as follows:

	Debit balances	Credit balances
1. Accruing interest	3,159,231	181,980,000
2. Not accruing interest	14,416,033	8,655,573
TOTAL	17,575,264	190,635,573

5. a) Detail of percentage held in Subsidiary and Related Companies' capital and votes.

   None.

b) Debit balances with Subsidiary and Related Companies (Powerco S.A.(Parent)):

Accounts receivable	420,881
Accounts payable	(238,133)

c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the year.

   There are no supplies in a damaged condition, out of use or inactive.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical appraisal reserve when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations:

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118,100	137,340
Fixed asset and spare-parts and materials (except land and vehicles)			
	Total	217,000,000	190,553,135

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future capital subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in section I. These documents are the responsibility of the Company's management. Our responsibility is to express an opinion thereon, based on the review performed with the scope mentioned in section II

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of December 31, 2002.

b) Statement of operations for the year ended December 31, 2002.

c) Statement of changes in shareholders' equity for the year ended December 31, 2002.

d) Statement of cash flows for the year ended December 31, 2002.

e) Notes 1 through 11 and supplemental schedules I through V for the year ended December 31, 2002.

f) Informative summary required by the National Securities Commission for the year ended December 31, 2002.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the year ended December 31, 2002.

h) Directors' Annual report and Inventory for the year ended December 31, 2002.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations established in Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences. Those regulations require that financial statements be examined in accordance with auditing standards generally accepted in Argentina and that such review include verification of the consistency of the documents and information subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in items a) through e) of section I, we have examined the audit performed by the external auditors, Deloitte & Co S.R.L., who issued their report dated March 7, 2003, in accordance with auditing standards generally accepted in Argentina. Our review included the conclusions of the audit performed by said auditors.

An audit requires that the auditors plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Provided that it is not the responsibility of the statutory auditors to control Company's management, our review neither included the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management. We believe our work provides a reasonable basis for our opinion.

With regard to the Directors' Annual Report, the Informative Summary required by General Resolution No. 368/01 of the National Securities Commission and the Additional information to the notes of the financial statements required by the Buenos Aires Stock Exchange Regulations, all of them for the year ended December 31, 2002, we have corroborated whether these documents comply with the information required by section 66 of the Companies' Law No. 19550, point 6 of Appendix I of Chapter XXIII of General Resolution No. 368/01 of the National Securities Commission and section 68 of the Buenos Aires Stock Exchange Regulations, respectively. Furthermore,

we have verified whether the amounts included in those documents, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

III) PRIOR CLARIFICATIONS

As described in note 10, on January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Exchange System Reform Law No. 25561. The new law and its supplementary regulations established a series of measures that impact on the Company's operations, such as: the devaluation of the peso; the default on the public debt; the mandatory conversion into pesos of foreign currency denominated assets and liabilities arising from transactions agreed upon between local parties; restrictions on the transfers of funds abroad, which require the Argentine Central Bank's prior authorization; and the mandatory conversion into pesos of utility rates.

Additionally, as indicated in note 11, the measures mentioned in the preceding paragraph modified the electricity market significantly. Consequently, while the Company's revenues have been compulsorily converted into pesos, its expenses and a significant part of its liabilities are denominated in US dollars. Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government -concerning the economic policy and, particularly, with regard to the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows.

Furthermore, as explained in note 1, and as a consequence of the effects of the economic crisis, the Company is negotiating the restructuring of its corporate notes.

The financial statements do not include any adjustment that could result from either the outcome of these uncertainties or the aforementioned negotiations.

The financial statements of Central Térmica Güemes S.A. as of December 31, 2002, have been prepared following the criteria of a going concern and assuming that the Company will be able to pay its obligations. Therefore, the financial statements do not include any adjustment, if there were any, that could derive from the outcome of the uncertainties mentioned in the preceding paragraphs.

IV) OPINION

a) in our opinion, subject to the effects, if there were any, that could derive from the outcome of the situations described in the preceding section, the financial statements detailed in section I items a) through e) present fairly, in all material respects, the financial position of Central Térmica Güemes S.A. as of December 31, 2002, and the results of its operations, the changes in shareholders' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina.

b) The Directors' Annual Report, the Informative Summary required by General Resolution No. 368/01 of the National Securities Commission and the Additional information to the notes to the financial statements required by the Buenos Aires Stock Exchange Regulations, all of them for the year ended December 31, 2002, contain the information required by section 66 of the Companies' Law No. 19550, point 6 of Appendix I of Chapter XXIII of General Resolution No. 368/01 of the National Securities Commission and section 68 of the Buenos Aires Stock Exchange Regulations, respectively. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned documents are the responsibility of the Company's Management. The amounts included in said documents, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The financial statements mentioned in items a) through e) of section I and the Inventory, agree with the accounting records kept, in all formal aspects, in conformity with current legal regulations.

V) ADDITIONAL INFORMATION REQUIRED BY GENERAL RESOLUTION No. 340/99 OF THE NATIONAL SECURITIES COMMISSION

As required by General Resolution No. 340/99 of the National Securities Commission, we report that:

a) the accounting policies applied in the preparation of the financial statements mentioned in items a) through e) of section I agree with professional accounting standards; and

b) the external auditors have conducted their audit in accordance with auditing standards generally accepted in Argentina, established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences. Those standards require that the external auditors exercise independence and apply an unbiased criterion in conducting the audit of financial statements.

Autonomous City of Buenos Aires, March 7, 2003

/s/Ruben S. Ruival
RUBEN R. RUIVAL
Statutory Auditor

REGISTERED OFFICE OF CENTRAL TÉRMICA GÜEMES S.A.
Ruta Nacional 34
Km. 1135, Güemes
Salta, Argentina

AUDITORS OF CENTRAL TÉRMICA GÜEMES S.A.
Deloitte & Co. S.R.L.
(Argentine correspondents for Deloitte Touche Tohmatsu International)
Florida 234, Piso 5
Buenos Aires, Argentina 1005

TRUSTEE, CO-REGISTRAR AND PRINCIPAL PAYING AGENT

The Bank of New York
101 Barclay Street, 7 East
New York, New York 10286
Attn.: Carolle Montreuil
Tel.: (212) 815-5920
Fax: (212) 298-1915

REGISTRAR, PAYING AGENT AND REPRESENTATIVE OF THE TRUSTEE IN ARGENTINA

Banco Río de la Plata S.A.
Bartolomé Mitre 480, Piso 11
Buenos Aires, Argentina 1036

CO-REGISTRAR, PAYING AGENT AND LISTING AGENT IN LUXEMBOURG

Dexia Banque Internationale à Luxembourg
69 Route d'Esch
L-1470 Luxembourg

LEGAL ADVISERS

To Central Térmica Güemes S.A.

as to New York Law

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178

as to Argentine Law

Washington Alvarez
Alvarez & Cornejo Costas – Estudio de Abogados
Pueyrredón 596
Salta, Argentina A4400EAL

Ricardo Brinnand
Carlos Pellegrini 979, Piso 11
Buenos Aires, Argentina C1009ABS

FINANCIAL ADVISER

To Central Térmica Güemes S.A.

Carlos Palla & Asociados
Consultores de Empresas
M. T. de Alvear 925, Piso 7
Buenos Aires, Argentina 1058

DECREE

Víctor Daniel Ibáñez, Judge of the Insolvency and Commercial Court of First Instance, First Nomination of the Central Judicial District, located at General Güemes Street No. 1060, in the city of Salta, province of Salta, Republic of Argentina, Clerk's Office of Attorney Isabel López Figueroa de Canónica, notifies, - for three (3) days – that in the court proceeding captioned: "CENTRAL TERMICA GÜEMES S.A. on/ COURT SUPERVISED REORGANIZATION" (*concurso preventivo*) File No. 2C-45,698/99, dated March 21, 2003, the following request has been granted: "*AND IT APPEARING BEFORE THE COURT ..., CONSIDERING ..., I DECIDE: TO GRANT the preliminary injunction (Medida Cautelar de Prohibición de Innovar e Innovativa) requested by CENTRAL TÉRMICA GÜEMES S.A. and to SUSPEND, with respect to Holders of 41.35% of the Debt Securities (Obligaciones Negociables), the accrual, receipt and payment of the court ordered installments (cuotas concordatarias) due from and including March 26, 2003, in accordance with the terms of the Creditors' Agreement and subsequent related legal acts; ORDERING CENTRAL TÉRMICA GÜEMES S.A. to pay the court ordered installments (cuotas concordatarias) due under the Creditors' Agreement from and including March 26, 2003, in accordance with the terms of the Request for Judicial Revision of the Creditors' Agreement (Propuesta de Adecuación Judicial del Acuerdo Concursal), establishing that the provisional payment will not constitute nor it may be considered as an event of default that would authorize a collective and/or individual claim of any sort based on the shortfall resulting from the provisional payment being made in accordance with the terms of the Request for Judicial Revision (Propuesta de Adecuación Judicial). All that, until there exists a final and firm judgment on the merits of the request for Incidental Revision (Incidente de Revisión). II.- NOTIFY The Bank of New York, Banco Río de la Plata, the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), the Argentine National Securities Commission (Comisión Nacional de Valores) and the Argentine Electric Power Market (Mercado Eléctrico Argentino), by means of a notice or official communication (law 22,172) as applicable. III.- TO BE PUBLISHED by summons in the Official Gazette of the Province of Salta and in the National Official Gazette, in the newspaper "El Tribuno" in this city, in the newspaper "La Nación" in the city of Buenos Aires, in "The Wall Street Journal" in the state of New York and in the newspapers "La Voix du Luxembourg" and "Luxemburger Wort" in Luxembourg, for a period of three (3) days. IV.- CONSIDER ACCEPTED as surety the sworn statements made by Central Térmica Güemes S.A. and by Dr. Washington Alvarez on his own behalf. V.- SEND TO BE copied, registered and notified.*" Signed: Víctor Daniel Ibáñez - Judge. Isabel López Figueroa de Canónica - Clerk.

DECREE

Call to Meeting of Holders of Debt Securities (Obligaciones Negociables)

US$22,331,400 Variable Rate Notes Due 2010 (41.65% of US$54,000,000)

Issued by Central Térmica Güemes S.A.

Víctor Daniel Ibáñez, Judge of the Insolvency and Commercial Court of First Instance, First Nomination of the Central Judicial District, located at General Güemes Street No. 1060, in the city of Salta, province of Salta, Republic of Argentina, Clerk's Office of Attorney Isabel López Figueroa de Canónica, in the court proceeding captioned: "CENTRAL TERMICA GÜEMES S.A. on/ COURT SUPERVISED REORGANIZATION" (CONCURSO PREVENTIVO) File No. 2C-45, 698/99, hereby calls a Meeting of Holders of the US$22,331,400 (41.65% of US$ 54,000,000) Variable Rate Notes due 2010 of CENTRAL TERMICA GÜEMES S.A. (Company) (Remainder Debt Securities/Obligaciones Negociables Remanentes), issued under the Indenture dated as of September 26, 2000 between The Bank of New York (Trustee) and the Company. This meeting will be held at Leandro Alem Avenue No. 822, 12th floor, city of Buenos Aires, Republic of Argentina, on Wednesday, April 30, 2003, at 10:00 am (first call) and at 11:00 am of the same day and at the same place (second call), to discuss the following Order of Business:

- Notification to the holders of Remainder Debt Securities of the Request for Judicial Revision of the Creditors' Agreement presented by the Company.

Holders of Remainder Debt Securities will be able to participate of the Meeting personally or by proxy. Registered holders of Remainder Debt Securities with the intention of attending the Meeting must notify the Company at least three business days prior to the date of the Meeting. Certifications issued by the Trustee will enable such holders to attend the Meeting. Signed: Víctor Daniel Ibáñez. Judge.


CENTRAL TERMICA
GÜEMES S.A.

CENTRAL TÉRMICA GÜEMES S.A.
REQUESTS COURT REVISION OF TERMS OF
ITS OUTSTANDING VARIABLE RATE NOTES DUE 2010

Description	CUSIP	ISIN	Common Code
Variable Rate Notes due 2010	15548PAD3	US15548PAD33	11844014

Salta, Argentina, March 19, 2003. Central Térmica Güemes S.A. (CTG), an Argentine electric power generating company, announced today that it has requested the Insolvency and Commercial Court of First Instance, in the city and province of Salta, Argentina, to revise the terms of its Variable Rate Notes due 2010, outstanding in an aggregate principal amount of US$22,331,400, to match the terms of its 2% Notes due 2013, outstanding in an aggregate principal amount of US$31,668,600, issued on March 11, 2003 in an exchange offer for all Variable Rate Notes then outstanding.

The Variable Rate Notes were issued by CTG on September 26, 2000 pursuant to a financial reorganization plan approved by a local court. The major revisions requested to the terms of the Variable Rate Notes are a reduction of the interest rate to 2% per annum, and an extension of the final maturity date to March 11, 2013. The next interest payment on the Variable Rate Notes is due on March 26, 2003 at the rate of 3% per annum.

Court approval of the proposed revisions may be followed by a mandatory exchange of the outstanding Variable Rate Notes for additional 2% Notes. In this process, the court may grant other legal or equitable relief.


CENTRAL TERMICA
GÜEMES S.A.

CENTRAL TÉRMICA GÜEMES S.A. GRANTED PRELIMINARY INJUNCTION BY ARGENTINE COURT TO PAY INTEREST AT LOWER RATE

Description	CUSIP	ISIN	Common Code
Variable Rate Notes due 2010	15548PAD3	US15548PAD33	11844014

Salta, Argentina, March 21, 2003. Central Térmica Güemes S.A. (CTG), an Argentine electric power generating company, announced today that the Insolvency and Commercial Court of First Instance, in the city and province of Salta, Argentina (Court), has granted a preliminary injunction (*medida cautelar*) ordering CTG to pay interest on its Variable Rate Notes due 2010, outstanding in an aggregate principal amount of US$22,331,400, at the same rate as on its 2% Notes due 2013, outstanding in an aggregate principal amount of US$31,668,600, issued on March 11, 2003 in an exchange offer for all Variable Rate Notes then outstanding.

The next interest payment on the Variable Rate Notes is due on March 26, 2003, which CTG will pay at the rate of 2% per annum.

The preliminary injunction was granted while the Court is considering CTG's request to revise all the terms of its Variable Rate Notes to match the terms of its 2% Notes. Court approval of the proposed revisions may be followed by a mandatory exchange of the outstanding Variable Rate Notes for additional 2% Notes and/or other legal or equitable relief that the Court may find appropriate.


CENTRAL TERMICA
GÜEMES S.A.

CENTRAL TÉRMICA GÜEMES S.A.
REQUESTS COURT-MANDATED EXCHANGE OF
ITS OUTSTANDING VARIABLE RATE NOTES DUE 2010

Description	CUSIP	ISIN	Common Code
Variable Rate Notes due 2010	15548PAD3	US15548PAD33	11844014

Salta, Argentina, April 30, 2003. Central Térmica Güemes S.A. (CTG), an Argentine electric power generating company, announced today that a meeting, called by the Insolvency and Commercial Court of First Instance, in the city and province of Salta, Argentina (Argentine Court), was held today in the city of Buenos Aires, Argentina, to notify holders of its Variable Rate Notes due 2010 in an outstanding aggregate principal amount of US$22,331,400 (Existing Notes) about the Company's request made before the Argentine Court to revise the terms of the Existing Notes (Request for Judicial Revision).

In the Request for Judicial Revision, the Company is proposing to exchange the Existing Notes for either, or a combination in any proportion, of (1) up to an aggregate principal amount of US$13,398,840 of its 3% Notes due 2013 (Proposal 1 New Notes) and up to 10,272,444 Class D ordinary shares of its common stock, nominal value Ps1 per share (Shares), and/or (2) up to an aggregate principal amount of US$22,331,400 of its 2% Notes, Series B, due 2013 (Series B Proposal 2 New Notes).

The term to respond to the Request for Judicial Revision commences on May 1, 2003 and expires at 5:00 p.m., New York City time, on May 29, 2003 (Deadline). The Deadline cannot be extended by the Company and is required in order to comply with the deadline

mandated by the Argentine Court to respond, in due time and manner, to the Request for Judicial Revision.

For those holders that reject or do not respond to the Request for Judicial Revision on or before the Deadline, the Company has requested that a mandatory exchange of their Existing Notes for Series B Proposal 2 New Notes be ordered by the Argentine Court.

In the event the Argentine Court refuses to order the mandatory exchange described above, the Company has requested that the Argentine Court order instead the "pesification" of all amounts due under the Existing Notes (including principal and interest) held by holders thereof that reject or do not respond to the Request for Judicial Revision on or before the Deadline. If dollar-denominated amounts due under the Existing Notes were to be "pesified" today, such amounts would be converted into Argentine pesos (Ps) at a rate of $1 = Ps1.

In the event the Argentine Court rejects the Company's request to order the mandatory exchange and the "pesification," as requested by the Company in the Request for Judicial Revision, then the Company must continue paying all amounts due under the Existing Notes in accordance with their original terms.

A detailed explanation of the terms and conditions of the Request for Judicial Revision is set forth in the Supplement dated April 30, 2003 (Supplement) to the Exchange Offer and Information Memorandum dated December 20, 2002.

For each US$1,000 in principal amount of Existing Notes exchanged for Proposal 1 New Notes and Shares, holders thereof will receive US$600 in principal amount of Proposal 1

New Notes and 460 Shares (rounded to the nearest whole number to issue Proposal 1 New Notes in minimum denominations of US$1 and to avoid the issuance of fractional Shares). For each US$1,000 in principal amount of Existing Notes exchanged for Series B Proposal 2 New Notes, holders thereof will receive US$1,000 in principal amount of Series B Proposal 2 New Notes.

The New Notes will be general unsecured senior obligations of the Company, maturing on March 26, 2013. Interest on the outstanding principal amount of the New Notes will be payable semi-annually in arrears on March 26 and September 26 of each year, commencing September 26, 2003. Interest on the Proposal 1 New Notes will be payable at a rate of 3% per annum. Interest on the Series B Proposal 2 New Notes will be payable at a rate of 2% per annum.

No acceptance fee will be paid to holders of Existing Notes that exchange their Existing Notes for the New Notes in connection with the Request for Judicial Revision.

Copies of the Supplement are being distributed to all holders of Existing Notes. Additional copies of the Supplement are available, free of charge, to all holders and/or beneficial owners of Existing Notes upon request to The Bank of New York, the Trustee under the Existing Notes, at the address noted below. In addition, all services available to holders of Existing Notes in order to respond to the Request for Judicial Revision are being offered in Luxembourg through the Luxembourg Listing Agent, at the address noted below.

The New Notes and the Shares have not been and will not be registered under the United States Securities Act of 1933, as amended.

Trustee, Co-Registrar and Principal Paying Agent

The Bank of New York
101 Barclay Street, 7 East
New York, New York 10286
U.S.A.
Attn.: Carolle Montreuil
Tel.: (212) 815-5920
Fax: (212) 298-1915

Registrar, Trustee's Representative and Paying Agent in Argentina

Banco Río de la Plata S.A.
Bartolomé Mitre 480, Piso 11
Buenos Aires, 1036
Argentina

Co-Registrar, Paying and Listing Agent in Luxembourg

Dexia Banque Internationale à Luxembourg
69 Route d'Esch
Grand Duchy of Luxembourg
Luxembourg


CENTRAL TERMICA
GÜEMES S.A.

CENTRAL TERMICA GÜEMES S.A. ANNOUNCES THE RESULT OF THE RESPONSE TO ITS REQUEST FOR JUDICIAL REVISION

Description	CUSIP Nos.	ISIN Code	Common Code
Variable Rate Notes due 2010	15548PAD3	US15548PAD33	11844014

Salta, Argentina, June 6, 2003. Central Térmica Güemes S.A. (CTG), an Argentine electric power generating company, announced today the result of the Request for Judicial Revision, made before the Insolvency and Commercial Court of First Instance, in the city and province of Salta, Argentina (Argentine Court), to revise the terms of all its outstanding Variable Rate Notes due 2010 in an aggregate principal amount of US$22,331,400 (Existing Notes).

In the Request for Judicial Revision, the Company proposed to holders of Existing Notes to exchange the Existing Notes for either, or a combination in any proportion, of (1) up to an aggregate principal amount of US$13,398,840 of its 3% Notes due 2013 (Proposal 1 New Notes) and up to 10,272,444 Class D ordinary shares of its common stock, nominal value Ps1 per share (Shares), and/or (2) up to an aggregate principal amount of US$22,331,400 of its 2% Notes, Series B, due 2013 (Series B Proposal 2 New Notes).

For each US$1,000 in principal amount of Existing Notes exchanged for Proposal 1 New Notes and Shares, holders thereof will receive US$600 in principal amount of Proposal 1 New Notes and 460 Shares (rounded to the nearest whole number to issue Proposal 1 New Notes in minimum denominations of US$1 and to avoid the issuance of fractional Shares). For each US$1,000 in principal amount of Existing Notes exchanged for Series B Proposal 2 New Notes, holders thereof will receive US$1,000 in principal amount of Series B Proposal 2 New Notes.

The term to respond (Response) to the Request for Judicial Revision expired at 5:00 p.m., New York City time, on May 29, 2003 (Deadline).

For those holders that rejected or did not respond to the Request for Judicial Revision on or before the Deadline, CTG requested that a mandatory exchange of their Existing Notes for Series B Proposal 2 New Notes be ordered by the Argentine Court. As of the date hereof, no decision has been issued by the Argentine Court with respect to such request.

The results of the Response to the Request for Judicial Revision are as follows:

Holders of US$255,400 principal amount of Existing Notes have instructed BNY to accept, on their behalf, the Request for Judicial Revision by choosing to exchange their Existing Notes for Proposal 1 New Notes, which amount represents approximately 1.14% of the aggregate outstanding principal amount of Existing Notes.

Holders of US$3,966,000 principal amount of Existing Notes have instructed BNY to accept, on their behalf, the Request for Judicial Revision by choosing to exchange their Existing Notes for Series B Proposal 2 New Notes, which amount represents approximately 17.76% of the aggregate outstanding principal amount of Existing Notes.

No holders of Existing Notes have instructed BNY to reject, on their behalf, the Request for Judicial Revision.

Holders of US$18,110,000 principal amount of Existing Notes have not instructed BNY to respond, on their behalf, to the Request for Judicial Revision, which amount represents approximately 81.10% of the aggregate outstanding principal amount of Existing Notes.

The New Notes and the Shares have not been and will not be registered under the United States Securities Act of 1933, as amended.

Trustee, Co-Registrar and Principal Paying Agent

The Bank of New York
101 Barclay Street, 7 East
New York, New York 10286
U.S.A.
Attn.: Carolle Montreuil
Tel.: (212) 815-5920
Fax: (212) 298-1915

Registrar, Trustee's Representative and Paying Agent in Argentina

Banco Río de la Plata S.A.
Bartolomé Mitre 480, Piso 11
Buenos Aires, 1036
Argentina

Co-Registrar, Paying and Listing Agent in Luxembourg

Dexia Banque Internationale à Luxembourg
69 Route d'Esch
Grand Duchy of Luxembourg
Luxembourg